
13001469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2013
WASH, D.C.
196
SECTION

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☑ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

The following represents English translations of audited and unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended December 31, 2012.

FINANCIAL INFORMATION OF PETRÓLEOS MEXICANOS

FILED WITH THE

MEXICAN STOCK EXCHANGE

QUARTER: 04 YEAR: 2012

AUDITED INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
10000000	**TOTAL ASSETS**	**2,024,182,896**	**1,981,373,875**	**1,880,735,502**
11000000	**TOTAL CURRENT ASSETS**	**318,142,125**	**330,519,868**	**310,909,431**
11010000	CASH AND CASH EQUIVALENTS	119,234,891	114,976,547	131,196,355
11020000	SHORT-TERM INVESMENTS	0	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
11020020	TRADING INVESTMENTS	0	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0	0
11030000	TRADE RECEIVABLES, NET	94,073,169	108,534,310	73,253,779
11030010	TRADE RECEIVABLES	95,132,384	110,185,712	74,810,632
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,059,215	-1,651,402	-1,556,853
11040000	OTHER RECEIVABLES, NET	38,936,342	47,073,176	47,633,604
11040010	OTHER RECEIVABLES	38,936,342	47,073,176	47,633,604
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
11050000	INVENTORIES	56,847,570	45,018,152	39,267,871
11051000	BIOLOGICAL CURRENT ASSETS	0	0	0
11060000	OTHER CURRENT ASSETS	9,050,153	14,917,683	19,557,822
11060010	PREPAYMENTS	0	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	9,050,153	14,917,683	19,557,822
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSES	0	0	0
11060060	OTHER	0	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,706,040,771**	**1,650,854,007**	**1,569,826,071**
12010000	ACCOUNTS RECEIVABLE, NET	0	0	0
12020000	INVESTMENTS	33,022,854	40,325,583	13,555,269
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	14,546,263	12,936,801	11,151,095
12020020	HELD-TO-MATURITY INVESTMENTS	0	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	15,771,259	24,655,980	0
12020040	OTHER INVESTMENTS	2,705,332	2,732,802	2,404,174
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,658,734,085	1,592,424,763	1,539,601,187
12030010	LAND AND BUILDINGS	1,102,462,820	985,488,168	887,550,833
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,616,893,715	1,522,774,138	1,468,076,476
12030030	OTHER EQUIPMENT	71,697,934	67,134,134	67,918,090
12030040	ACCUMULATED DEPRECIATION	-1,240,423,501	-1,108,120,347	-1,003,744,324
12030050	CONSTRUCTION IN PROGRESS	108,103,117	125,148,670	119,800,112
12040000	INVESTMENT PROPERTY	0	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0	0
12060000	INTANGIBLE ASSETS,NET	12,347,835	16,683,599	14,900,709
12060010	GOODWILL	0	0	0
12060020	TRADEMARKS	0	0	0
12060030	RIGHTS AND LICENSES	5,489,791	1,146,953	1,197,661
12060031	CONCESSIONS	0	0	0
12060040	OTHER INTANGIBLE ASSETS	6,858,044	15,536,646	13,703,048
12070000	DEFERRED TAX ASSETS	1,935,997	1,420,062	1,768,906
12080000	OTHER NON-CURRENT ASSETS	0	0	0
12080001	PREPAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
12080020	EMPLOYEE BENEFITS	0	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED CHARGES	0	0	0
12080050	OTHER	0	0	0
20000000	**TOTAL LIABILITIES**	**2,295,248,746**	**1,878,197,228**	**1,664,171,839**
21000000	**TOTAL CURRENT LIABILITIES**	**235,803,649**	**253,445,167**	**209,279,036**
21010000	BANK LOANS	73,346,333	79,801,994	73,997,547
21020000	STOCK MARKET LOANS	40,894,672	30,695,455	15,557,070
21030000	OTHER LIABILITIES WITH COST	0	0	0
21040000	TRADE PAYABLES	61,513,451	53,313,171	43,474,439
21050000	TAXES PAYABLE	43,980,843	65,770,459	52,565,900
21050010	INCOME TAX PAYABLE	38,104,579	60,538,239	45,666,979

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
21050020	OTHER TAXES PAYABLE	5,876,264	5,232,220	6,898,921
21060000	OTHER CURRENT LIABILITIES	16,068,350	23,864,088	23,684,080
21060010	INTEREST PAYABLE	0	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	6,752,811	10,700,948	11,960,897
21060030	DEFERRED REVENUE	0	0	0
21060050	EMPLOYEE BENEFITS	0	0	0
21060060	PROVISIONS	0	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	9,315,539	13,163,140	11,723,183
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,059,445,097**	**1,624,752,061**	**1,454,892,803**
22010000	BANK LOANS	136,796,296	191,642,531	188,136,807
22020000	STOCK MARKET LOANS	535,821,299	481,014,636	386,653,660
22030000	OTHER LIABILITIES WITH COST	0	0	0
22040000	DEFERRED TAX LIABILITIES	28,137,915	28,481,934	29,736,660
22050000	OTHER NON-CURRENT LIABILITIES	1,358,689,587	923,612,960	850,365,676
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
22050020	DEFERRED REVENUE	0	0	0
22050040	EMPLOYEE BENEFITS	1,288,540,759	862,078,633	796,235,716
22050050	PROVISIONS	63,802,792	56,456,618	51,427,358
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	6,346,036	5,077,709	2,702,602
30000000	**TOTAL EQUITY**	**-271,065,850**	**103,176,647**	**216,563,663**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-271,764,303	102,178,015	215,472,328
30030000	CAPITAL STOCK	49,604,835	49,604,835	49,604,835
30040000	SHARES REPURCHASED	0	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CONTRIBUTED CAPITAL	178,730,591	178,730,591	178,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-116,762,156	-119,595,188	-12,863,098
30080010	LEGAL RESERVE	977,760	977,760	977,760
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	-120,572,948	-13,840,858	-13,840,858
30080040	NET INCOME FOR THE PERIOD	2,833,032	-106,732,090	0
30080050	OTHERS	0	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-383,337,573	-6,562,223	0
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-379,768,919	-14,890,060	0
30090030	FOREING CURRENCY TRANSLATION	2,685,060	4,455,677	0
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-6,253,714	3,872,160	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0	0
30020000	NON-CONTROLLING INTERESTS	698,453	998,632	1,091,335

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 DECEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	96,237,414	90,336,890	62,871,561
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	537,637,598	552,418,355	470,530,200
91000030	CAPITAL STOCK (NOMINAL)	0	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	3,480,395	3,644,372	3,110,359
91000060	NUMBER OF EXECUTIVES (*)	0	0	0
91000070	NUMBER OF EMPLOYEES (*)	150,697	150,561	147,368
91000080	NUMBER OF WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	0	0	0
91000100	REPURCHASED SHARES (*)	0	0	0
91000110	RESTRICTED CASH (1)	0	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS

(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,646,912,040**	**420,602,572**	**1,558,454,117**	**420,308,021**
40010010	SERVICES	7,176,286	1,823,366	6,290,781	2,211,021
40010020	SALE OF GOODS	1,639,735,754	418,779,206	1,552,163,336	418,097,000
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**832,490,574**	**233,699,629**	**778,776,371**	**212,559,426**
40021000	GROSS PROFIT	814,421,466	186,902,943	779,677,746	207,748,595
40030000	**GENERAL EXPENSES**	**118,101,132**	**32,606,988**	**107,486,496**	**44,553,070**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**696,320,334**	**154,295,955**	**672,191,250**	**163,195,525**
40050000	**OTHER INCOME (EXPENSE), NET**	**209,018,963**	**46,730,108**	**189,119,861**	**70,050,817**
40060000	**OPERATING PROFIT (LOSS) (*)**	**905,339,297**	**201,026,063**	**861,311,111**	**233,246,342**
40070000	FINANCE INCOME	68,060,497	1,668,358	-29,791,218	-48,972,934
40070010	INTEREST INCOME	2,531,791	919,129	3,965,508	839,479
40070020	GAIN ON FOREIGN EXCHANGE, NET	44,845,660	-2,599,526	-60,143,251	-60,143,251
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	20,683,046	3,348,755	26,386,525	10,330,838
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	72,951,236	20,716,611	63,004,007	-17,220,878
40080010	INTEREST EXPENSE	46,010,566	18,601,960	35,153,584	10,971,117
40080020	LOSS ON FOREIGN EXCHANGE, NET	0	0	0	-39,699,601
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	26,940,670	2,114,651	27,850,423	11,507,606
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-4,890,739**	**-19,048,253**	**-92,795,225**	**-31,752,056**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	4,797,607	2,749,970	-810,753	-1,856,241
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**905,246,165**	**184,727,780**	**767,705,133**	**199,638,045**
40120000	INCOME TAX EXPENSE	902,645,687	213,982,470	874,647,390	242,619,809
40120010	CURRENT TAX	902,645,687	213,982,470	874,647,390	242,619,809
40120020	DEFERRED TAX	0	0	0	0
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**2,600,478**	**-29,254,690**	**-106,942,257**	**-42,981,764**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**2,600,478**	**-29,254,690**	**-106,942,257**	**-42,981,764**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-232,554	0	-210,167	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	2,833,032	-29,254,690	-106,732,090	-42,981,764

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0	0
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**2,600,478**	**-29,254,690**	**-106,942,257**	**-42,981,764**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	-364,878,859	-364,878,859	-14,890,060	-14,890,060
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	-1,838,242	2,514,951	4,573,141	1,333,461
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-10,125,874	-1,559,995	3,872,160	3,872,160
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	-340,437
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-376,842,975**	**-363,923,903**	**-6,444,759**	**-10,024,876**
40300000	**TOTAL COMPREHENSIVE INCOME**	**-374,242,497**	**-393,178,593**	**-113,387,016**	**-53,006,640**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-300,179	0	-92,703	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-373,942,318	-393,178,593	-113,294,313	-53,006,640

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	140,691,354	35,116,921	127,238,691	34,498,412
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,646,912,040	1,558,454,117
92000040	OPERATING PROFIT (LOSS) (**)	905,339,297	861,311,111
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	2,833,032	-106,732,090
92000060	NET PROFIT (LOSS) (**)	2,600,478	-106,942,257
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	140,691,354	127,238,691

(*) TO BE DEFINED BY EACH COMPANY

(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**905,246,165**	**767,705,133**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	157,125,321	146,985,227
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	140,537,720	127,380,409
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	733,519	4,685,135
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	-6,855,535
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-4,797,607	810,753
50030050	(-) DIVIDENDS RECEIVED	-685,704	-599,907
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	21,337,393	21,564,372
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	6,737,261	105,010,286
50040010	(+) ACCRUED INTEREST	45,738,593	34,830,543
50040020	(+) EXCHANGE FLUCTUATION	-40,561,808	69,417,356
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	1,560,476	762,387
50050000	**CASH FLOWS BEFORE INCOME TAX**	**1,069,108,747**	**1,019,700,646**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-855,778,406	-850,428,922
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	22,597,978	-34,720,103
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-11,829,418	-5,750,281
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-5,759,210	-6,288,962
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	8,200,280	9,838,732
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	56,307,221	48,840,405
50060060	+(-) INCOME TAXES PAID OR RETURNED	-925,295,257	-862,348,713
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**213,330,341**	**169,271,724**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-199,337,041	-191,932,576
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	-20,783,820
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-197,508,998	-167,013,568
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-1,828,043	-4,135,188
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	-10,556,880	4,193,083
50090010	+ BANK FINANCING	357,749,989	174,722,507
50090020	+ STOCK MARKET FINANCING	20,146,160	14,970,511
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-318,700,467	-131,460,736
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-23,163,496	-20,658,109
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-46,589,066	-33,381,090
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**3,436,420**	**-18,467,769**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**821,924**	**2,247,961**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	114,976,547	131,196,355
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**119,234,891**	**114,976,547**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2011	49,604,835	0	0	0	178,730,591	977,760	-13,840,858	0	215,472,328	1,091,335	216,563,663
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-106,732,090	-6,562,223	-113,294,313	-92,703	-113,387,016
BALANCE AT DECEMBER 31, 2011	49,604,835	0	0	0	178,730,591	977,760	-120,572,948	-6,562,223	102,178,015	998,632	103,176,647
BALANCE AT JANUARY 1, 2012	49,604,835	0	0	0	178,730,591	977,760	-120,572,948	-6,562,223	102,178,015	998,632	103,176,647
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	2,833,032	-376,775,350	-373,942,318	-300,179	-374,242,497
BALANCE AT DECEMBER 31, 2012	49,604,835	0	0	0	178,730,591	977,760	-117,739,916	-383,337,573	-271,764,303	698,453	-271,065,850

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

May 7, 2013

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

Fourth Quarter 2012 Summary

Total revenues from sales and services amounted to $420.6 billion.

Crude oil production averaged 2,561 Mbd (thousand barrels per day).

EBITDA recorded a decrease of 7.7%, due to hypothesis adjustments in the actuarial calculation of the net cost for the period of employee benefits.

Taxes and duties paid decreased 11.8%, amounting to $213.9 billion (U.S.$ 16.4 billion).

PEMEX recorded a net loss greater by $27.5 billion as compared to the same period of 2011.

2012 Summary

Total revenues from sales and services amounted to $1,646.9, reaching a new record high.

Crude oil production averaged 2,548 Mbd.

EBITDA recorded an increase of 7.1%, due to an increase in accumulated revenues during the year.

Taxes and duties paid increased by 3.2%, amounting to $902.6 billion (U.S.$ 69.4 billion).

During 2012, PEMEX recorded a net income of $2.6 billion, primarily as a result of higher domestic sales revenues.

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the fourth quarter of 2012, sales revenues recorded an increase of 0.1%, amounting to $420.6 billion (U.S. $ 32.3 billion), primarily due to:

- a 2.0% increase in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ₵262.27 per gallon in the fourth quarter of 2011, to U.S. ₵267.42 per gallon in the same period of 2012; and
- higher prices for domestic products sold, including gasolines (Magna 11.7%, Premium 7.2%), diesel (11.3%) and industrial diesel (12.0%), as well as an increase in the sales volume of domestic products sold, including Premium gasoline (57.9%), diesel (2.4%), industrial diesel (29.1%), fuel oil (62.0%) and jet fuel (7.3%).

The previous was partially offset by:

- the 7.0% appreciation of the Mexican peso against the U.S. dollar, from $13.9904 per dollar to $13.0101 by the end of 2012; and
- a decrease of 7.6% in the average price of the Mexican crude oil basket, from U.S.$ 104.33 per barrel in the fourth quarter of 2011, to U.S.$ 96.36 per barrel in the same period of 2012. In addition, a 2.6% decrease was recorded in the volume of crude oil exports, which recorded an average volume of 1,305 Mbd during the quarter.

In 2012, revenues from sales and services increased by 5.7%, amounting to $1,646.9 billion (U.S.$ 126.6 billion) as compared to the same period of 2011. The $88.5 billion increase in sales is largely due to:

- an increase of 3.1% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.₵276.39 per gallon in 2011, to U.S.₵285.09 per gallon in 2012; and
- higher prices for domestic products sold, including gasolines (Magna 11.6%, Premium 6.2%), diesel (11.2%), industrial diesel (11.7%), fuel oil (16.5%), jet fuel (8.7%) and asphalt (16.6%). Additionally, increases in sales volumes of the following products were recorded: Premium gasoline (45.4%), diesel (2.9%), industrial diesel (23.9%), fuel oil (12.0%) and jet fuel (5.9%). The previous was partially offset by decreases in sales volumes of Magna gasoline (2.9%) and asphalt (9.1%).

The price of the Mexican crude oil basket recorded a slight increase of 0.8%, from U.S.$ 101.09 per barrel in 2011, to U.S.$ 101.86 per barrel in 2012.

Domestic Sales

During the fourth quarter of 2012, domestic sales increased by 16.4%, amounting to $235.5 billion (U.S.$ 18.1 billion) due to higher volumes and sales prices in products such as gasoline, diesel, fuel oil and jet fuel among others.

During 2012, total domestic sales increased by 11.3% to $867.0 billion (U.S.$ 66.6 billion) an increase by $87.8 billion compared to the same period of 2011.

Exports

During the fourth quarter of 2012, export sales decreased by $32.5 billion, amounting to $183.3 billion (U.S.$ 14.1 billion) as compared to the same period of 2011.

As of December 31, 2012, total exports remained relatively stable as compared to 2011, amounting to $772.7 billion (U.S.$ 59.4 billion). The slight $0.3 billion variation was primarily due to the 7.0% appreciation of the Mexican peso against the U.S. dollar from $13.9904 per dollar by year-end 2011 to $13.0101 per dollar by year-end 2012.

Cost of Sales

During the fourth quarter of 2012, cost of sales increased by 2.7%, amounting to $230.3 billion, primarily due to:

- an 8.1% increase in purchases for resale, due to higher prices of regular gasoline in the U.S. Gulf of Mexico, and to an increase in import volumes of gas and petroleum products;
- a 7.8% increase in depreciation expenses; and
- a $3.5 billion increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment.

The previous was partially offset by decreases of 3.7% in amortization expenses, and of 2.7% in preservation and maintenance expenses.

In addition, during the fourth quarter of 2012, general expenses, which are composed of distribution expenses and administrative expenses, increased by $4.9 billion, amounting to $34.3 billion, due to an increase of $1.5 billion in distribution expenses, and an increase of $3.4 billion in administrative expenses.

Distribution expenses increased primarily due to:

- a $638.6 billion increase in the net cost for the period of employee benefits; due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment; and
- an 18.9% increase in operating expenses, which fall under the distribution expenses, primarily due to increases in personal services, freights and other leases. The previous was partially offset by decreases in materials expenses, fees paid to third parties, technical assistance services paid to the Mexican Petroleum Institute (IMP), auxiliary services payable to third parties, royalties and travel allowances.

In addition, administrative expenses increased primarily due to:

- a $2.3 billion increase in the net cost for the period of employee benefits; due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment;
- a 23.7% increase in preservation and maintenance expenses; and
- a 10.7% increase in operating expenses, which fall under the administrative expenses, primarily due to increases in personal services and fees paid to third parties. The previous was partially offset by decreases in materials expenses, other leases, royalties and medical service expenses paid to retired employees.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

During 2012, cost of sales increased by 6.9%, amounting to $832.5 billion, primarily as a result of:
- a 5.2% increase in purchases for resale due to higher prices of hydrocarbons and its derivatives;
- increases of 8.9% and 12.4% in depreciation and amortization, respectively;
- an 18.6% increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment;
- an 11.8% increase in operating expenses due to increases in personal services, technical assistance services paid to the IMP, auxiliary services payable to third parties, other leases and compensations paid to third parties. The previous was partially offset by decreases in fees paid to third parties, royalties, freights and insurance, medical service expenses, and environmental protection expense provisions; and
- a 25.5% increase in preservation and maintenance expenses, which was partially offset by a 12.7% decrease in exploration expenses due to a decrease in the number of seismic studies carried out.

During 2012, general expenses, which are composed of administrative and distribution expenses, increased by 9.9%.

Distribution expenses increased by 6.7% due to:
- a 9.4% increase in depreciation expenses;
- a 14.6% increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment; and
- a 3.9% increase in operating expenses, which fall under the distribution expenses, due to increases in personal services, freights and other leases, which was partially offset by decreases in materials expenses, royalties, freight and insurance and technical services paid to the Mexican Petroleum Institute (IMP).

In addition, administrative expenses increased by 10.9%, primarily as a result of:
- a 12.3% increase in the net cost of employee benefits during the period, due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment;
- an increase in preservation and maintenance expenses to $383.6 million; and
- an 8.4% increase in operating expenses, which fall under the administrative expenses, due to increases in personal services, materials expenses, freight and insurance, general expenses paid to third parties and medical service expenses paid to third parties. The previous was partially offset by a decrease in other leases and compensations paid to third parties.

Other Revenues (Expenses)

During 2012, other revenues amounted to $46.7 billion, a decrease of 33.3% as compared to the same period of 2011. Other revenues recorded a decrease, primarily as a result of a decrease in the accrued amount of IEPS (Special Tax on Production and Services) credit.

During 2012, other revenues increased by 10.5% or $19.99 billion, as compared to 2011, primarily as a result of a 19.7% increase in the accrued amount of IEPS credit.

Comprehensive Financing Result

During the fourth quarter of 2012, the comprehensive financing result recorded a positive variation of $12.7 billion or 40.0%, as a result of:

- lower interest expense that was partially offset by lower interest income; and
- a decrease in exchange loss, due to the appreciation of the Mexican peso against the U.S. dollar.

During 2012, the comprehensive financing result recorded a positive variation of $87.9 billion, incurring a cost of $4.9 billion, primarily as a result of:

- an exchange gain of $44.8 billion, due to the appreciation of the Mexican peso against the U.S. dollar, from $13.9904 in 2011, to $13.0101 in 2012; and
- higher interest expense, as well as lower interest income, resulting in a total net interest expense of $49.7 billion.

Net Income

During the fourth quarter of 2012, PEMEX recorded a net loss of $27.5 billion (U.S.$2.1 billion), primarily as a result of an increase of 2.7% in the cost of sales and of 16.8% in general expenses. These results were partially offset by a decrease of 11.8% in taxes and duties paid.

In 2012, PEMEX recorded a net income of $2.6 billion (U.S.$ 0.2 billion) as a result of a 5.7% increase in total sales revenues, as well as an increase of 10.5% in other revenues. The previous was partially offset by an increase in cost of sales and general expenses, and by an increase in taxes and duties paid.

Current Assets

As of December 31, 2012, current assets decreased by 3.7% as compared to December 31, 2011, amounting to $318.1 billion. The $21.2 billion decrease recorded is primarily due to a decrease in account receivables, and to the value of derivative financial instruments, which was partially offset by an $11.8 billion increase in inventory.

Property, Plant and Equipment

Property, plant and equipment increased by 4.2%, amounting to $ 1,658.7 billion, as compared to December 31, 2011 which recorded $1,592.4 billion.

Current Liabilities

Current liabilities decreased by 7.0% as compared to December 31, 2011, totaling $235.8 billion, primarily due to a $21.8 billion decrease in taxes and duties to be paid, amounting to $43.9 billion, and by a 32.7% or $7.8 billion decrease in accounts and accrued expense payable amounting to $16.1 billion. This was partially offset by a 3.4% increase in short term debt and by an $8.2 billion or 15.4% increase in suppliers.

Long-term Liabilities

Long-term liabilities increased $434.7 billion as compared to December 31, 2011, primarily due to a 49.5% increase in employee benefits liabilities, amounting to $426.5 billion. This was primarily due to lower interest rate reported by

Government Bonds, which is the reference rate used to regulate the discount rate of the actuarial calculation method. The rate used during 2011 was 8.65% and during 2012 was 6.90%.

Equity
As of December 31, 2012, PEMEX recorded negative equity totaling $271.1 billion, primarily as a result of the increase in the employee benefit liabilities recognition.

OPERATING RESULTS AS OF DECEMBER 31, 2012

Crude Oil Production
During the fourth quarter of 2012, total crude oil production averaged 2,561 thousand barrels per day (Mbd), a 0.4% increase as compared to the fourth quarter of 2011. This increase was primarily due to a 2.6% increase in light crude oil production, primarily as a result of the completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the Southern Region, and at the Aceite Terciario del Golfo (ATG) project in the Northern Region; and a 2.3% increase in extra-light crude oil production, primarily due to the startup of operations of the Tsimin field in the Southwestern Marine Region.

The previous was partially offset by a 1.3% decrease in heavy crude oil output, due to a natural decline in production at the Cantarell project in the Northeastern Marine Region, to an increase in the fractional water flow, and to delays in the completion of wells due to the fact that contracting of drilling equipment ran behind schedule as a result of longer tender processes and changes in current market conditions.

During 2012, crude oil production amounted to 2,548 Mbd, a decrease of 0.2% or 5 Mbd as compared to 2011, primarily due to:
- a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell business unit, as well as delays in the completion of wells in the same business unit, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and
- a decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva and Crudo Ligero Marino projects in the Southern Region and the Southwestern Marine Region, respectively.

The previous was partially offset by a 4.5% increase in light crude oil production at the Yaxché, Och-Uech-Kax and Chuc projects in the Southwestern Marine Region, at the Ogarrio-Magallanes project in the Southern Region and at the ATG project in the Northern Region.

Natural Gas Production
During the fourth quarter of 2012, total natural gas production decreased by 0.9%, as a result of a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the Northern Region in response to lower natural gas prices in the U.S. market.
The previous was partially offset by an increase in associated gas production at the Litoral de Tabasco and Abkatún-Pol-Chuc business units in the Southwestern Marine Region, and at the ATG business unit in the Northern Region.
During 2012, natural gas production recorded a 4.0% decrease, amounting to 5,676 MMcfd, primarily due to:

- a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the Northern Region, in response to lower natural gas prices in the U.S. market; and
- the industrial incident occurred in September 2012 at the 19 km-metering station which negatively impacted production in the Burgos business unit.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco and Abkatún-Pol-Chuc business units in the Southwestern Marine Region and at the ATG business unit in the Northern Region.

Gas Flaring

During the fourth quarter of 2012, gas flaring decreased by 4.3%, primarily due to:
- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation and improvement of the Operational Reliability System; and
- the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was 97.1% during the fourth quarter of 2012.

In addition, during 2012, gas flaring decreased by 49.0% to 127 MMcfd. As a result of these activities, the natural gas use as a percentage of production was 97.8% during 2012.

Crude Oil Processing

During the fourth quarter of 2012, total crude oil processing increased by 0.5% as compared to the same period of 2011, primarily due to:
- startup and stabilized operations of the new plants at the Minatitlán Refinery; and
- programmed maintenance cycles.

The ratio of heavy crude oil ratio to total crude oil processing at the National Refining System (NRS) increased by 1.2 percentage points, primarily explained by the increase of Maya crude oil being fed at the Minatitlán refinery.

PEMEX's usage of its primary distillation capacity increased from 70.3% to 70.8%, primarily due to the fact that the new plants at the Minatitlán refinery came into operation.

During 2012, total crude oil processing amounted to 1,199 Mbd, a 2.8% increase as compared to 2011. Light crude oil processing decreased by 4.8% and heavy crude oil processing increased by 15.7%. This was primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, the stabilization of operations in the new plants at the Minatitlán refinery, and the programmed maintenance projects in the NRS.
As compared to 2011, PEMEX's usage of its primary distillation capacity decreased by 2.3 percentage points, to 71.6%, primarily due to the additional distillation capacity of the new plants at the Minatitlán refinery.

Production of Petroleum Products

During the fourth quarter of 2012, total petroleum products production decreased by 0.7% to 1,305 Mbd, recording however an increase in production of lighter petroleum products such as gasolines, diesel and jet fuel, and a 48 Mbd decrease in jet fuel production. The previous is primarily due to the fact that the Minatitlán refinery came into operation and to the stabilization of its processes, which thereby increased the output of greater value added products.

During the fourth quarter of 2012, PEMEX's National Refining System (NRS) recorded a positive variable refining margin of U.S.$ 4.08 per barrel, U.S.$ 6.72 per barrel above the margin recorded during the fourth quarter of 2011. This increase is primarily explained by an improvement in operating performance as a result of a boost in the output of greater value added products.

During 2012, total petroleum products output increased by 1.6% or 21 Mbd, as compared to 2011, mainly due to the increases in the output of products such as gasolines and diesel.

The NRS's operating performance has improved as a result of an increase in heavy crude oil processing and a greater output of lighter products. During 2012, the NRS recorded a positive variable refining margin of U.S.$ 0.01 per barrel, U.S.$ 0.10 per barrel above the margin recorded during 2011.

Natural Gas Processing and Production

During the fourth quarter of 2012, natural gas processing decreased by 8.4%. This decrease is largely due to the shutdown of operations of the Burgos Gas Processing Center (GPC) from September 18, 2012 to October 25, 2012 in response to the incident that occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway. Additionally, operations at the Nuevo Pemex GPC were also shut down from November 29, 2012 to December 8, 2012 in response to the incident that occurred at electrical substation number 5.

Moreover, condensates processing decreased by 29.9% as compared to the fourth quarter of 2011, as a result of a decrease in the supply of sweet condensates, in response to the incident occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway, as well as to a decrease in supply of sour condensates in the southeastern portion of the country, originated by a decreased supply of marine gas.

Dry gas production decreased by 204 MMcfd, due to a decrease in the supply of sweet wet gas from Burgos and sour wet gas from the Southeastern Region. As a result, natural gas liquids production declined by 10.6% or 39 Mbd.

During 2012, total natural gas processing recorded a 3.2% decrease, as compared to 2011. The decline is primarily due to reduced availability of sour wet gas in the Southeastern Region, and sweet wet gas in Burgos, as well as the transfers of sweet wet gas for gas lift.

Condensates processing decreased by 11 Mbd, due to a decrease in the supply of sour and wet condensates.

As a result of the decrease in natural gas processing, dry gas production decreased by 1.7%, or 63 MMcfd, during 2012. Additionally, as a result of the aforementioned, natural gas liquids declined by 6.2%.

Petrochemicals Production

During the fourth quarter of 2012, the production of petrochemical products decreased by 23.0%, or 308 Mt as compared to the fourth quarter of 2011, primarily due to:

- a decrease in production in the aromatics chain, as a result of the incorporation of a new continuous catalytic regeneration platforming (CCR) plant in the Cangrejera Petrochemical Complex. However, operations during the fourth quarter were carried out with imported reformed naphtha, resulting in the production of toluene, higher octane hydrocarbons, xylene and others, as well as production of styrene by the end of 2012, due to a resumption of operations of the plant;
- a decrease in production in the ethane derivatives chain, primarily due to delays in the resumption of operations at the Pajaritos ethylene plant, and to the shutdown of operations of the Swing polyethylene plant during the second half of December, due to the rescheduled shutdown that was originally considered during January 2013 for a regular cleaning of a heat exchanger; and
- a decrease in production of other petrochemicals, mainly in the production of aromatics.

The previous was partially offset by an increase in the methane derivatives chain, as a result of continuous operations at the methanol plant, and by the startup of operations of an additional ammonia plant that thereby increased the availability of products for sale. Additionally, the propylene and derivatives chain production increased due to the stabilization of operations of the acrylonitrile plant, as well as to an increase in the production of propylene.

During 2012, the production of petrochemical products amounted to 4,547 Mt, an 18.6% decrease as compared to 2011. The decline is primarily explained by:

- the shutdown at the aromatics chain, due to the ongoing incorporation of a CCR plant in the Cangrejera Petrochemical Complex. Nevertheless, production of styrene was recorded by the end of 2012 due to the resumption of operations at the plant, and at the beginning of September operations were carried out using imported reformed naphtha, yielding the production of toluene, higher octane hydrocarbons, xylene and others; and
- a decrease in other associated petrochemicals, mainly in the production of aromatics.

The previous was partially offset by an increase in production in the methane derivatives chain, mainly of ammonia and methanol, an increase in the ethane derivatives chain, mainly due to a greater volume of sales of ethylene and vinyl chloride, and an increase in production in the propylene and derivatives chain, mainly of propylene.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure

As of December 31, 2012, PEMEX recorded negative equity totaling $271.1 billion.

During 2012, there were no capitalized payments to the equity of PEMEX, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of December 31, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S.$ 1.25 billion and $10.0 billion, which are completely available to PEMEX.

Debt

The following information reflects PEMEX's total debt as of December 31, 2011 and as of December 31, 2012:

	Balance as of	
	Dec. 31, 2011	Dec. 31, 2012
	(Billion pesos)	
Short-term	$110.5	$114.2
Long-term	$672.7	$672.6
Total debt	$783.2	$786.8

The following are the main financing activities carried out during 2012:

Capital Markets

- On January 24, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due in January 2022; U.S.$100 million of these notes were allocated in the Asian market.
- On April 10, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.
- On April 26, 2012, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.
- On June 26, 2012, Petróleos Mexicanos issued U.S.$1.75 billion of its 5.50% Notes due in June 2044.
- On October 19, 2012, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes due in June 2044; which were issued in June 2012.
- On November 29, 2012, Petróleos Mexicanos issued $25.0 billion of Certificados Bursátiles (publicly traded notes) in three tranches:
  - the first for $11.5 billion, which matures in 2017, at 28 days floating TIIE (Mexican Equilibrium Interbank Interest Rate) rate plus 18 basis points;
  - the second for approximately $3.5 billion, denominated in UDIs (Investment Units) due in 2028, at a fixed rate of 3.02%; and
  - the third for $10.0 billion, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. The bond will pay a 7.65% coupon.
- On January 30, 2013, Petróleos Mexicanos issued U.S.$2.1 billion of its 3.50% Notes, due in 2023; U.S.$100 million of these notes were allocated in the Asian market.

Export Credit Agencies (ECAs).

- On July 6, 2012, Petróleos Mexicanos issued two series of Notes for U.S.$400 million each guaranteed by the Export-Import Bank of the United States (Ex-Im Bank), which mature on December 20, 2022. The Notes will bear semi-annual interest rates of 2.0% and 1.95%, respectively, plus the exposure fee of the Ex-Im Bank.
- On July 18, 2012, Petróleos Mexicanos obtained a U.S.$300 million bilateral credit line from the Export Development Canada (EDC), due in July 2017, and will pay annual interest rate of 1.50%.

- On July 26, 2012, Petróleos Mexicanos issued a third set of Notes for U.S.$400 million guaranteed by the Ex-Im Bank, due on December 20, 2022. The Notes will bear semi-annual interest rate of 1.70%, plus the exposure fee of the Ex-Im Bank.

Public Works Financed Contracts (COPF)

During 2012, Petróleos Mexicanos obtained U.S.$ 560.2 million through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment

As of December 31, 2012, net cash flow from operating activities was $213.3 billion, as compared to $169.3 billion in the same period of 2011.

Cash and cash equivalents as of December 31, 2012, totaled $119.2 billion, compared to $115.0 billion in the same period of 2011.

Treasury Policies

As far as treasury policies goes, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds:

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP (Ministry of Finance) provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Shares of capital stock of investment companies, whose investment objective are government securities

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds:

Investments of amounts in dollars must comply with PEMEX's operational and strategic requirements, and must be previously approved by Banco de México on a case-by-case basis. Currently, our investments in dollars are limited to operational accounts, short-term money market funds and time deposits. Our dollar investments are managed by Banco de México.

Currencies in which Cash and Temporary Investments are Maintained

Petróleos Mexicanos generally maintains cash and cash equivalents in pesos and in dollars—the two currencies in which it generates revenues from the domestic and international sales of our products. Similarly, most of our expenses, including those relating to our debt, are payable in these two currencies.

Relevant Investment Capital

Significant capital investments that were committed at the end of the last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report of December 31, 2011.

Tax Credits or Debits

In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately $4,575.2 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert´s evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice is drawn to the case. In addition, on November 27, 2012, Pemex-Exploration and Production was given terms to extend the corresponding demand. As of January 18, 2013 Pemex-Refining is under terms to extend the corresponding demand.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately $1,553.4 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. On October 12, 2011, the Court was requested to require the defendant the release of the complete administrative file, including the means of conviction submitted during the revision procedures. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice is drawn to the case. In addition, on November 27, 2012, Pemex-Refining was given terms to extend the corresponding demand. As of January 18, 2013 Pemex-Refining is under terms to extend the corresponding demand.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

i) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;
ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX's expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and
iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establishes the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the "Subsidiary Entities Decree"), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

- Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;
- the Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

- the organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

- the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

- the activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");

- Pemex-Refinación ("Pemex-Refining");

- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and

- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

(Figures stated in thousands, except as noted)

IV. Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the "Board") approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012 and March 27, 2013. On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

The "Subsidiary Companies" are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control (see Note 3(a)).

"Non-consolidated companies and associates", as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (ii) those companies in which Petróleos Mexicanos has 50% or less ownership investment or does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

(Figures stated in thousands, except as noted)

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

In January 2009, the *Comisión Nacional Bancaria y de Valores* (National Banking and Securities Commission, or "CNBV") amended its regulations in order to require Mexican issuers that disclose information through the *Bolsa Mexicana de Valores* (Mexican Stock Exchange), to adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") beginning in 2012. In response to these requirements, PEMEX prepared its consolidated financial statements as of December 31, 2012 and 2011 and as of January 1, 2011, and for the years ended December 31, 2012 and 2011, in accordance with IFRS.

PEMEX issued its last consolidated financial statements under *Normas de Información Financiera Mexicanas* (Mexican Financial Reporting Standards, or "Mexican FRS") as of and for the years ended December 31, 2011 and 2010, on March 16, 2012. These were used to comply with its financial information obligations from December 31, 2011 until the issuance of these IFRS consolidated financial statements.

PEMEX determined its opening balance sheet under IFRS as of January 1, 2011, following the guidance set forth by IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1"). The optional exceptions chosen by PEMEX in the adoption of IFRS and the effects on its opening balance sheet as of January 1, 2011, according to IFRS 1, as well as the effects on PEMEX's statement of financial position as of December 31, 2011 and as of January 1, 2011, and its statements of comprehensive income, statements of changes in equity (deficit) and statements of cash flows for the years ended December 31, 2011, as compared to PEMEX's previously reported amounts under Mexican FRS, are described in Note 23.

On April 15, 2013, these consolidated financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto were approved by the Board on April 29, 2013 pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican *Ley del Mercado de Valores* (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b) Basis of measurement

These audited consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the transition date. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These consolidated financial statements are presented in Mexican pesos due to the following:

(i) the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii) PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii) benefits to employees are approximately 56% of PEMEX's total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv) cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México* (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the *Banco de México* in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

(d) Use of estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(c) Financial instruments
- Note 3(g) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting
- Note 3(i) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Taxes and Federal Duties; Deferred Taxes
- Note 3(o) Contingencies
- Note 23 Transition to IFRS

Actual results could differ from those estimates and assumptions.

(e) Terms definition

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

(Figures stated in thousands, except as noted)

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a) Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. According to IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27"), control exists when PEMEX has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")(ii); P.M.I. Trading, Ltd. ("PMI Trading")(ii); P.M.I. Holdings North America, Inc. ("PMI HNA")(ii); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")(ii); P.M.I. Holdings, B.V. ("PMI HBV")(ii); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")(ii); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar")(ii); P.M.I. Services, B.V. ("PMI SHO")(ii); Pemex Internacional España, S.A. ("PMI SES")(ii); Pemex Services Europe, Ltd. ("PMI SUK")(ii); P.M.I. Services North America, Inc. ("PMI SUS")(ii); Mex Gas International, Ltd. ("MGAS"); Pemex Finance, Ltd. ("FIN"); the Master Trust ("Master Trust"); and Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163")(i).

(i) The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement for the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in the consolidated financial statements of PEMEX as of December 31, 2012 and 2011.

(ii) Member company of the "PMI Group".

The financial information of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX's financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. Pursuant to IAS 28, "Investments in Associates and Joint Ventures", it is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The audited consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IAS 27, "Consolidated and Separated Financial Statements" ("IAS 27").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Other investments

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of changes in equity (deficit) as "non-controlling interests", and as net income and comprehensive income for the period, attributable to non-controlling interests, in the consolidated statement of comprehensive income.

(b) Foreign currency

Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Translation of foreign currency

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the date of the transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

(c) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) loans and receivables held to maturity; or (v) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method ("EIR method"), less any impairment losses.

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as impairment losses and foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments ("DFIs") presented in the statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(e) Accounts, notes receivable and other

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(f) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. The cost of certain pipelines, properties, plant and equipment at January 1, 2011, the transition date to IFRS, was determined by reference to its fair value at that date, in accordance with IFRS 1 (see Note 23).

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the statement of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

(Figures stated in thousands, except as noted)

The value of finance leases is included in the line item of wells, pipelines, properties, plant and equipment.

Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plants and equipment.

The costs of minor maintenance and repairs of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the statement of comprehensive income as they are incurred.

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

Asset	Useful life	Rate %
Buildings	35	3
Pipelines	35	3
Offshore transportation equipment	25	4
Offshore Platforms	25	4
Plants	25	4
Drilling equipment	20	5
Furniture and equipment	10	10
Machinery	10	10
Tools	10	10
Devices and instruments	10	10
Telecommunications equipment	10	10
Land transportation equipment	5	20
Medical instruments and equipment	4	25
Computers equipment	4	25
Environmental control equipment	4	25

(h) Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information* promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007.

These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(i) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

(j) Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower (see Note 11).

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above (see Notes 12 and 20).

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

- *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH")
- *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund)
- *Derecho extraordinario sobre la exportación de petróleo crudo* (Extraordinary Duty on Crude Oil Exports)
- *Derecho para la investigación científica y tecnológica en materia de energía* (Duty for Scientific and Technological Research on Energy)
- *Derecho para la fiscalización petrolera* (Duty for Oil Monitoring)
- *Derecho sobre la extracción de hidrocarburos* (Extraction of Hydrocarbons Duty)
- *Derecho especial sobre hidrocarburos* (Special Hydrocarbons Duty)
- *Derecho adicional sobre hidrocarburos* (Additional Duty on Hydrocarbons)
- *Derecho para regular y supervisar la exploración y explotación de hidrocarburos* (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or "Hydrocarbons Exploration Tax")
- *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP")

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point and PEMEX records sales revenue upon delivery. PEMEX recognizes revenues for services at the time that the related services are rendered.

(q) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX's administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

(Figures stated in thousands, except as noted)

Other revenues, net

Other revenues consists primarily of income received due to the "negative" IEPS Tax rate (see Note 16(j)).

Finance cost, net

Finance cost is comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the finance cost that is capitalized.

(r) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

(s) New accounting principles

The new IFRS and the interpretations and revisions mentioned below will apply to annual periods beginning on or after January 1, 2013. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements. There are no additional standards, amendments or interpretations that, even though not yet effective, could have a material impact on PEMEX.

IFRS 10, Consolidated Financial Statements

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27 and SIC-12, "Consolidation—Special Purpose Entities".

IAS 27 (Revised), Separate Financial Statements ("IAS 27 Revised")

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (non-consolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised.

(Figures stated in thousands, except as noted)

IFRS 11, Joint Arrangements ("IFRS 11")

IFRS 11, which supersedes IAS 31, "Joint Ventures", outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method.

IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining and PMI Trading.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Year ended December 31, 2012:								
Sales								
Trade	Ps. —	Ps. 720,874,065	Ps. 118,402,283	Ps. 27,760,353	Ps. 772,699,053	Ps. —	Ps. —	Ps. 1,639,735,754
Intersegment	1,333,286,214	61,480,371	66,226,902	7,650,488	448,731,943	55,352,873	(1,972,728,791)	—
Services income	—	4,361,364	1,088,258	—	727,371	2,191,282	(1,191,989)	7,176,286
Cost of sales	(302,840,887)	(1,025,958,672)	(175,765,662)	(31,826,657)	(1,211,608,953)	(2,900,312)	1,918,410,569	(832,490,574)
Gross income (loss)	1,030,445,327	(239,242,872)	9,951,781	3,584,184	10,549,414	54,643,843	(55,510,211)	814,421,466
Other revenues	448,248	211,227,180	(1,008,016)	(814,161)	(138,712)	(326,438)	(369,138)	209,018,963
General expenses	(40,979,675)	(57,913,305)	(13,139,373)	(13,224,389)	(1,655,763)	(47,375,806)	56,187,179	(118,101,132)
Operating income (loss)	989,913,900	(85,928,997)	(4,195,608)	(10,454,366)	8,754,939	6,941,599	307,830	905,339,297
Finance cost—Net	(33,242,462)	(19,589,916)	3,078,668	(800,049)	(1,235,402)	2,355,619	(302,858)	(49,736,400)
Exchange gain	35,186,096	3,421,271	368,507	840	16,773	5,852,174	—	44,845,661
Profit (loss) sharing in non-consolidated companies, associates and others	189,227	—	2,140,344	—	1,389,441	(7,118,378)	8,196,973	4,797,607
Taxes and duties	(898,064,551)	—	221,123	(16,774)	(1,817,453)	(2,968,032)	—	(902,645,687)
Net income (loss)	93,982,210	(102,097,642)	1,613,034	(11,270,349)	7,108,298	5,062,982	8,201,945	2,600,478
Total current assets	558,119,361	284,541,363	98,911,204	78,807,571	113,000,751	486,513,401	(1,301,751,526)	318,142,125
Permanent investments in shares of non-consolidated companies, associates and others	982,320	409,266	3,751,219	—	7,527,734	382,969,842	(378,388,786)	17,251,595
Wells, pipelines, properties, plant and equipment	1,268,551,020	234,415,129	104,165,805	40,945,932	225,166	10,431,033	—	1,658,734,085
Total assets	1,836,007,172	520,567,164	207,224,542	120,216,927	127,859,809	1,549,109,628	(2,336,802,346)	2,024,182,896
Total current liabilities	167,466,913	330,225,909	23,617,986	6,478,390	87,534,727	913,204,611	(1,292,724,887)	235,803,649
Long-term debt	633,350,725	24,050,812	1,119,845	185,303	2,351,037	661,796,313	(650,236,440)	672,617,595
Employee benefits	412,306,417	429,583,865	96,139,228	127,012,099	1,347,909	222,151,241	—	1,288,540,759
Total liabilities	1,276,781,279	794,166,012	145,426,752	133,924,623	94,597,039	1,808,776,162	(1,958,423,121)	2,295,248,746
Total Equity (Deficit)	559,225,893	(273,598,848)	61,797,790	(13,707,696)	33,262,770	(259,666,534)	(378,379,225)	(271,065,850)
Depreciation and amortization	(118,246,402)	(11,071,793)	(7,769,141)	(2,725,017)	(7,983)	(717,384)	—	(140,537,720)
Net cost for the period of employee benefits	(31,045,021)	(31,221,665)	(7,331,348)	(9,121,565)	(101,143)	(17,781,595)	—	(96,602,337)
Acquisition of fixed assets	168,534,984	26,605,301	2,831,398	8,794,184	—	812,399	—	207,578,266

(Figures stated in thousands, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Year ended December 31, 2011:								
Sales								
Trade	Ps. —	Ps. 621,678,105	Ps. 128,665,354	Ps. 28,854,514	Ps. 772,965,363	Ps. —	Ps. —	Ps. 1,552,163,336
Intersegment	1,270,839,927	75,154,806	77,479,563	14,583,501	424,018,097	45,389,776	(1,907,465,670)	—
Services income	—	3,619,441	1,107,783	—	942,302	2,054,886	(1,433,631)	6,290,781
Cost of sales	(275,325,700)	(931,101,803)	(202,116,728)	(43,882,724)	(1,187,096,578)	(2,668,178)	1,863,415,340	(778,776,371)
Gross income (loss)	995,514,227	(230,649,451)	5,135,972	(444,709)	10,829,184	44,776,484	(45,483,961)	779,677,746
Other revenues	11,274,243	173,375,469	214,394	6,592,870	462,158	(2,277,129)	(522,144)	189,119,861
General expenses	(34,327,210)	(51,750,765)	(12,278,139)	(11,637,330)	(1,450,920)	(42,198,918)	46,156,786	(107,486,496)
Operating income (loss)	972,461,260	(109,024,747)	(6,927,773)	(5,489,169)	9,840,422	300,437	150,681	861,311,111
Finance cost—Net	(24,067,286)	(16,240,751)	3,326,395	(740,005)	(2,448,749)	7,660,467	(142,044)	(32,651,973)
Exchange loss	(48,149,666)	(6,607,465)	(261,715)	(15,805)	(27,522)	(5,081,079)	—	(60,143,252)
Profit (loss) sharing in non-consolidated companies, associates and others	39,873	—	(341,562)	—	(84,873)	(110,195,198)	109,771,007	(810,753)
Taxes and duties	(871,471,372)	—	857,340	(10,532)	(3,458,054)	(564,772)	—	(874,647,390)
Net income (loss)	28,812,809	(131,872,963)	(3,347,315)	(6,255,511)	3,821,224	(107,880,145)	109,779,644	(106,942,257)
Total current assets	820,466,206	386,170,862	101,131,214	89,487,031	125,045,784	876,474,296	(2,068,255,525)	330,519,868
Permanent investments in shares of non-consolidated companies, associates and others	793,092	157,094	3,466,391	—	8,599,204	659,038,006	(656,384,184)	15,669,603
Wells, pipelines, properties, plant and equipment	1,212,731,768	219,176,143	109,154,942	41,264,597	35,182	10,062,131	—	1,592,424,763
Total assets	2,046,472,317	606,644,191	213,977,836	131,630,251	139,907,794	2,213,900,831	(3,371,159,345)	1,981,373,875
Total current liabilities	414,738,364	467,072,805	32,245,722	24,776,254	99,954,868	1,275,817,764	(2,061,160,610)	253,445,167
Long-term debt	620,556,799	33,166,720	1,711,125	255,062	491,063	656,119,744	(639,643,346)	672,657,167
Employee benefits	278,456,120	284,442,647	62,870,145	82,737,595	436,302	153,135,824	—	862,078,633
Total liabilities	1,369,321,637	792,664,681	122,370,676	108,111,887	103,829,584	2,096,678,181	(2,714,779,418)	1,878,197,228
Total Equity (Deficit)	677,150,680	(186,020,490)	91,607,160	23,518,364	36,078,210	117,222,650	(656,379,927)	103,176,647
Depreciation and amortization	(108,404,968)	(9,015,060)	(7,307,057)	(2,026,575)	(6,334)	(620,415)	—	(127,380,409)
Net cost for the period of employee benefits	(27,078,766)	(27,262,316)	(6,559,388)	(7,931,521)	(113,570)	(15,149,591)	—	(84,095,152)
Acquisition of fixed assets	143,209,876	28,159,369	3,257,935	3,026,577	—	1,406,299	—	179,060,056
As of January 1, 2011:								
Total current assets	Ps. 739,822,774	Ps. 371,336,262	Ps. 99,863,190	Ps. 90,172,530	Ps. 104,726,851	Ps. 808,556,915	Ps. (1,903,569,091)	Ps. 310,909,431
Profit (loss) sharing in non-consolidated companies, associates and others	753,219	157,094	1,983,237	—	6,902,260	767,491,111	(763,731,652)	13,555,269
Wells, pipelines, properties, plant and equipment	1,179,108,184	202,312,826	113,711,009	34,407,926	38,059	10,023,183	—	1,539,601,187
Total assets	1,931,884,981	574,888,068	216,001,461	125,739,516	114,117,410	2,141,610,909	(3,223,506,843)	1,880,735,502
Total current liabilities	433,338,544	323,872,240	31,987,274	17,323,008	77,755,355	1,216,707,326	(1,891,704,711)	209,279,036
Long-term debt	532,529,418	30,896,536	2,855,608	318,043	—	558,512,101	(550,321,239)	574,790,467
Employee benefits	257,654,349	263,204,675	62,496,492	75,771,477	374,511	136,734,212	—	796,235,716
Total liabilities	1,278,872,301	625,235,873	124,605,845	93,712,446	80,862,862	1,920,654,219	(2,459,771,707)	1,664,171,839
Total Equity (Deficit)	653,012,680	(50,347,805)	91,395,616	32,027,070	33,254,548	220,956,688	(763,735,134)	216,563,663

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in the consolidated financial information to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Year ended December 31, 2012:						
Sales:						
By segment	Ps. 1,333,276,930	Ps. 784,417,918	Ps. 184,985,084	Ps. 35,418,252	Ps. 1,221,655,507	Ps. 57,544,155
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	—
Total consolidated sales	Ps. 1,333,286,214	Ps. 786,715,800	Ps. 185,717,443	Ps. 35,410,841	Ps. 1,222,158,367	Ps. 57,544,155
Operating income (loss):						
By segment	993,473,459	(95,467,749)	(4,379,626)	(10,250,176)	8,801,985	6,941,599
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	—
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	—
Less capitalized refined products	(3,679,430)	—	—	—	—	—
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 989,913,900	Ps. (85,928,997)	Ps. (4,195,608)	Ps. (10,454,366)	Ps. 8,754,939	Ps. 6,941,599
Net income (loss):						
By segment	97,536,450	(111,636,394)	1,429,016	(11,066,159)	7,155,344	(854,312)
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	—
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	—
Less capitalized refined products	(3,679,430)	—	—	—	—	—
Less equity method for unrealized profits	5,319	—	—	—	—	5,917,294
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated net income (loss)	Ps. 93,982,210	Ps. (102,097,642)	Ps. 1,613,034	Ps. (11,270,349)	Ps. 7,108,298	Ps. 5,062,982
Assets:						
By segment	1,846,831,001	583,489,721	210,263,190	122,663,976	130,797,643	1,543,192,334
Less unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	(2,102,134)	—
Less unrealized gain due to production cost valuation of inventory	(11,633)	(58,502,627)	(2,080,626)	(2,439,395)	(835,700)	—
Less capitalized refined products	(8,199,925)	—	—	—	—	—
Less equity method for unrealized profits	5,319	—	—	—	—	5,917,294
Less amortization of capitalized interest	(2,617,590)	—	—	—	—	—
Total consolidated assets	Ps. 1,836,007,172	Ps. 520,567,164	Ps. 207,224,542	Ps. 120,216,927	Ps. 127,859,809	Ps. 1,549,109,628
Liabilities:						
By segment	1,276,781,279	794,166,012	145,426,752	133,924,623	96,699,173	1,808,776,162
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	(2,102,134)	—
Total consolidated liabilities	Ps. 1,276,781,279	Ps. 794,166,012	Ps. 145,426,752	Ps. 133,924,623	Ps. 94,597,039	Ps. 1,808,776,162

(Figures stated in thousands, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Year ended December 31, 2011:						
Sales:						
By segment	Ps. 1,270,854,327	Ps. 703,698,643	Ps. 208,136,502	Ps. 43,445,669	Ps. 1,198,617,934	Ps. 47,444,662
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)	—
Total consolidated sales	Ps. 1,270,839,927	Ps. 700,452,352	Ps. 207,252,700	Ps. 43,438,015	Ps. 1,197,925,762	Ps. 47,444,662
Operating income (loss):						
By segment	976,875,297	(76,575,103)	(4,833,882)	(4,740,125)	10,370,875	623,875
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)	—
Less unrealized gain due to production cost valuation of inventory	1,877	(29,203,353)	(1,210,089)	(741,390)	161,719	(323,438)
Less capitalized refined products	(4,520,495)	—	—	—	—	—
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 972,461,260	Ps. (109,024,747)	Ps. (6,927,773)	Ps. (5,489,169)	Ps. 9,840,422	Ps. 300,437
Net income (loss):						
By segment	33,234,258	(99,423,319)	(1,253,424)	(5,506,467)	4,351,677	(67,519,241)
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)	—
Less unrealized gain due to production cost valuation of inventory	1,877	(29,203,353)	(1,210,089)	(741,390)	161,719	(323,438)
Less capitalized refined products	(4,520,495)	—	—	—	—	—
Less equity method for unrealized profits	(7,412)	—	—	—	—	(40,037,466)
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated net income (loss)	Ps. 28,812,809	Ps. (131,872,963)	Ps. (3,347,315)	Ps. (6,255,511)	Ps. 3,821,224	Ps. (107,880,145)
Assets:						
By segment	2,053,749,319	679,105,499	217,200,503	133,873,110	142,798,582	2,253,938,297
Less unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	8,245,430	—
Less unrealized gain due to production cost valuation of inventory	(12,523)	(68,041,378)	(2,264,645)	(2,235,205)	(11,136,218)	—
Less capitalized refined products	(4,520,495)	—	—	—	—	—
Less equity method for unrealized profits	(7,412)	—	—	—	—	(40,037,466)
Less amortization of capitalized interest	(2,736,572)	—	—	—	—	—
Total consolidated assets	Ps. 2,046,472,317	Ps. 606,644,191	Ps. 213,977,836	Ps. 131,630,251	Ps. 139,907,794	Ps. 2,213,900,831
Liabilities:						
By segment	1,369,321,637	792,664,681	122,370,676	108,111,887	105,931,718	2,096,678,181
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	(2,102,134)	—
Total consolidated liabilities	Ps. 1,369,321,637	Ps. 792,664,681	Ps. 122,370,676	Ps. 108,111,887	Ps. 103,829,584	Ps. 2,096,678,181

(Figures stated in thousands, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
As of January 1, 2011:						
Assets:						
By segment	Ps. 1,934,736,956	Ps. 614,899,731	Ps. 217,328,911	Ps. 127,600,484	Ps. 94,744,442	Ps. 2,136,136,266
Less unrealized intersegment sales	—	(1,173,638)	(74,220)	—	4,227,628	4,785,455
Less unrealized gain due to production cost valuation of inventory	—	(38,838,025)	(1,253,230)	(1,860,968)	15,145,340	(6,453,618)
Less equity method for unrealized profits	3,577	—	—	—	—	7,142,806
Less amortization of capitalized interest	(2,855,552)	—	—	—	—	—
Total consolidated assets	Ps. 1,931,884,981	Ps. 574,888,068	Ps. 216,001,461	Ps. 125,739,516	Ps. 114,117,410	Ps. 2,141,610,909
Liabilities:						
By segment	1,278,872,301	625,235,873	124,605,845	93,712,446	80,862,862	1,922,064,181
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	—	(1,409,962)
Total consolidated liabilities	Ps. 1,278,872,301	Ps. 625,235,873	Ps. 124,605,845	Ps. 93,712,446	Ps. 80,862,862	Ps. 1,920,654,219

(Figures stated in thousands, except as noted)

Supplemental geographic information:

	December 31,			
	2012		2011	
Domestic sales	**Ps.**	**867,036,701**	Ps.	779,197,974
Export sales:				
United States		**573,515,085**		613,805,564
Canada; Central and South America		**39,806,335**		34,921,636
Europe		**98,987,049**		70,567,172
Other		**60,390,584**		53,670,990
Total export sales	**Ps.**	**772,699,053**	Ps.	772,965,362
Services income		**7,176,286**		6,290,781
Total sales	**Ps.**	**1,646,912,040**	Ps.	1,558,454,117

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	December 31,			
	2012		2011	
Domestic Sales				
Refined petroleum products and derivatives (mainly gasolines)	**Ps.**	**779,572,582**	Ps.	676,407,259
Gas		**51,249,544**		65,847,550
Petrochemical products		**36,214,575**		36,943,165
Total domestic sales	**Ps.**	**867,036,701**	Ps.	779,197,974
Export Sales				
Crude oil	**Ps.**	**618,104,685**	Ps.	614,161,757
Refined petroleum products and derivatives (mainly gasolines)		**150,850,052**		155,553,997
Gas		**7,713**		18,182
Petrochemical products		**3,736,603**		3,231,426
Total export sales	**Ps.**	**772,699,053**	Ps.	772,965,362

(Figures stated in thousands, except as noted)

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, 2012 and 2011 and as of January 1, 2011 cash and cash equivalents were as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Cash on hand and in banks	**Ps. 76,201,010**	Ps. 97,384,703	Ps. 110,579,933
Marketable securities	**43,033,881**	17,591,844	20,616,422
	Ps. 119,234,891	Ps. 114,976,547	Ps. 131,196,355

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2012 and 2011 and as of January 1, 2011, accounts and notes receivable and other receivables were as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Export costumers	**Ps. 40,717,458**	Ps. 61,402,274	Ps. 39,398,026
Domestic customers	**53,355,711**	47,132,036	33,855,752
Negative IEPS Tax pending to be credit (Note 16(j))	**11,833,727**	19,665,432	6,031,103
Tax credits	**13,420,166**	10,270,227	16,585,577
Sundry debtors	**5,652,405**	7,951,295	10,573,269
Employee and officers	**4,773,466**	4,623,555	4,525,102
Insurance claims	**1,440,337**	2,627,112	8,037,264
Advances to suppliers	**1,801,231**	1,830,758	1,628,580
Other account receivables	**15,010**	104,797	252,710
	Ps. 133,009,511	Ps. 155,607,486	Ps. 120,887,383

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2012 and 2011 and January 1, 2011:

	Export customers						
	Total	**Unexpired**	**Impaired (Reserved)**	**1-30 days**	**30-60 days**	**60-90 days**	**More than 90 days**
December 31, 2012	Ps. 40,717,458	38,807,106	—	1,690,104	63,011	8,072	149,165
December 31, 2011	Ps. 61,402,274	60,493,674	—	542,257	4,029	85,716	276,598
January 1, 2011	Ps. 39,398,026	38,417,004	—	457,934	7,356	395,873	119,859

(Figures stated in thousands, except as noted)

	Domestic customers						
	Total	**Unexpired**	**Impaired (Reserved)**	**1-30 days**	**30-60 days**	**60-90 days**	**More than 90 days**
December 31, 2012	Ps. 53,355,711	51,791,645	(1,059,215)	1,205,492	284,968	53,110	1,079,711
December 31, 2011	Ps. 47,132,036	42,137,226	(1,651,402)	1,827,660	269,256	1,872,607	2,676,689
January 1, 2011	Ps. 33,855,752	32,199,103	(1,556,853)	374,768	28,491	956,153	1,854,090

NOTE 7—INVENTORIES:

As of December 31, 2012 and 2011 and as of January 1, 2011, inventories were as follows:

	December 31,		January 1,
	2012	**2011**	**2011**
Crude oil, refined products, derivatives and petrochemicals products	**Ps. 51,058,073**	Ps. 39,222,999	Ps. 34,435,817
Materials and products in stock	**5,755,367**	5,526,281	4,611,575
Materials and products in transit	**34,130**	268,872	220,479
	Ps. 56,847,570	Ps. 45,018,152	Ps. 39,267,871

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares, thereby increasing the total number of Repsol shares that it owned to 59,804,431.

As of December 31, 2012 and 2011, the investments in 59,804,431 and 57,204,240 shares of Repsol were valued at Ps. 15,771,202 and Ps. 24,655,980, respectively. The effect of the

(Figures stated in thousands, except as noted)

valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 10,125,912 at December 31, 2012 and a gain of Ps. 3,872,160 at December 31, 2011. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 685,704 and Ps. 599,907 in the statements of comprehensive income at December 31, 2012 and 2011, respectively.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. ("LyondellBasell"), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of December 31, 2012, the market value of the LyondellBasell shares was Ps. 57.

As of January 1, 2011, no investments were classified as available-for-sale financial assets.

NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of December 31, 2012 and 2011 and as of January 1, 2011, which were accounted for under the equity method, were as follows:

	Percentage of Investment	Carrying Value as of December 31, 2012	December 31, 2011	January 1, 2011
Deer Park Refining Limited	50.00%	**Ps. 7,337,384**	Ps. 6,470,595	Ps. 6,632,006
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	**3,530,632**	3,252,691	2,585,864
Compañía Mexicana de Exploraciones, S.A. de C.V.	60.00%	**936,689**	738,660	716,609
Frontera Brownsville, LLC	50.00%	**535,653**	507,371	10,811
Mexicana de Lubricantes, S.A. de C.V.	46.85%	**509,265**	787,630	799,161
Others—Net[1]	Various	**4,401,972**	3,912,656	2,810,818
Total		**Ps. 17,251,595**	Ps. 15,669,603	Ps. 13,555,269

(1) Consists primarily of investment in Terrenos para Industrias, S.A. and Instalaciones Inmobiliarias para Industrias, S. A. de C. V.

(Figures stated in thousands, except as noted)

Profit (loss) sharing in non-consolidated companies, associates and others:

	December 31, 2012	December 31, 2011
Deer Park Refining Limited	**Ps. 1,320,180**	Ps. 80,480
Gasoductos de Chihuahua, S. de R.L. de C.V.	**548,765**	221,148
Others—Net[1]	**2,928,662**	(1,112,381)
Total	**Ps. 4,797,607**	Ps. (810,753)

(1) Consists primarily of investments in Terrenos para Industrias, S.A. and Instalaciones Inmobiliarias para Industrias, S.A. de C.V.

The following tables show condensed financial information of major investments recognized under the equity method:

Condensed Statements of Financial Position

	Deer Park Refining Limited			Gasoductos de Chihuahua, S. de R.L. de C.V.		
	December 31, 2012	**December 31, 2011**	**January 1, 2011**	**December 31, 2012**	**December 31, 2011**	**January 1, 2011**
Total assets	**Ps. 23,237,327**	Ps. 21,105,120	**Ps. 20,905,507**	**Ps. 8,007,571**	Ps. 7,799,951	Ps. 6,606,806
Total liabilities	**8,562,558**	8,163,930	**7,641,495**	**946,306**	1,294,569	1,435,077
Total equity	**14,674,769**	12,941,190	**13,264,012**	**7,061,265**	6,505,382	5,171,729
Total liabilities and equity	**Ps. 23,237,327**	Ps. 21,105,120	**Ps. 20,905,507**	**Ps. 8,007,571**	Ps. 7,799,951	Ps. 6,606,806

Condensed Statements of Comprehensive Income

	Deer Park Refining Limited		Gasoductos de Chihuahua, S. de R.L. de C.V.	
	December 31, 2012	**December 31, 2011**	**December 31, 2012**	**December 31, 2011**
Sales and other income	Ps. 12,240,553	Ps. 11,766,416	Ps. 1,984,198	Ps. 1,592,555
Costs and expenses	9,600,192	11,605,456	886,669	1,150,260
Net result	Ps. 2,640,361	Ps. 160,960	Ps. 1,097,529	Ps. 442,295

(Figures stated in thousands, except as noted)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2012 and 2011 and as of January 1, 2011, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling Equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and Equipment	Transportation Equipment	Construction in progress	Land	Unproductive fixed assets	Assets in process of acquisition	Total fixed assets
Investment													
Balances as of January 1, 2011	Ps. 603,325,124	Ps. 39,221,902	Ps. 538,604,317	Ps. 788,642,097	Ps. 57,481,203	Ps. 286,925,133	Ps. 41,669,423	Ps. 18,495,127	Ps. 119,800,112	Ps. 41,427,533	Ps. 7,753,540	Ps. —	Ps. 2,543,345,511
Acquisitions	21,217,154	948,584	5,769,265	34,529,534	958,579	7,413,805	4,187,182	3,533,810	100,269,509	231,813	821	—	179,060,056
Capitalization and reclassifications	20,089,469	(619,078)	1,621,786	59,608,260	2,817,220	4,807,172	(283,279)	16,617	(94,845,401)	(35,217)	1,256,894	—	(5,565,557)
Disposals	(11,010,461)	—	(812,333)	—	(172,737)	(162,247)	(373,604)	(2,041,619)	(75,550)	(152)	(588,416)	—	(15,237,119)
Reversal of impairment	6,855,535	—	—	—	—	—	—	—	—	—	—	—	6,855,535
Balances as of December 31, 2011	Ps. 640,476,821	Ps. 39,551,408	Ps. 545,183,035	Ps. 882,779,891	Ps. 61,084,265	Ps. 298,983,863	Ps. 45,199,722	Ps. 20,003,935	Ps. 125,148,670	Ps. 41,623,977	Ps. 8,422,839	Ps. —	**Ps. 2,708,458,426**
Acquisitions	28,345,950	3,382,577	3,034,148	52,636,412	810,283	6,095,841	4,584,555	1,253,739	107,171,303	97,877	12,737	152,844	**207,578,266**
Capitalization and reclassifications	46,045,271	(566,879)	1,596,719	72,039,394	(9,355,395)	14,558,538	(71,555)	(130,141)	(131,010,580)	(3,611)	3,673,967	(125,211)	**(3,349,483)**
Disposals	(5,119,828)	—	(2,577,283)	—	899,856	—	75,563	(536,840)	3,993,884	(135,072)	(961,129)	—	**(4,360,849)**
Balances as of December 31, 2012	Ps. 709,748,214	Ps. 42,367,106	Ps. 547,236,619	Ps. 1,007,455,697	Ps. 53,439,009	Ps. 319,638,242	Ps. 49,788,285	Ps. 20,590,693	Ps. 105,303,277	Ps. 41,583,171	Ps. 11,148,414	Ps. 27,633	**Ps. 2,908,326,360**
Accumulated depreciation and amortization													
Balances as of January 1, 2011	Ps. (234,644,569)	Ps. (18,593,670)	Ps. (175,515,324)	Ps. (429,508,493)	Ps. (31,867,415)	Ps. (65,709,581)	Ps. (28,562,490)	Ps. (12,695,225)	Ps. —	Ps. —	Ps. (6,647,557)	Ps. —	Ps. (1,003,744,324)
Acquisitions	(28,911,392)	(2,677,981)	(16,639,852)	(60,467,118)	(1,413,511)	(13,670,914)	(2,572,055)	(1,027,586)	—	—	—	—	(127,380,409)
Reclassifications	1,889,589	563,755	4,048,550	(1,913,626)	(434,609)	(31,228)	461,039	39,446	—	—	(83,830)	—	4,539,086
Disposals	7,527,631	—	140,617	—	158,097	96	552,922	1,956,325	—	—	216,296	—	10,551,984
Balances as of December 31, 2011	Ps. (254,138,741)	Ps. (20,707,896)	Ps. (187,966,009)	Ps. (491,889,237)	Ps. (33,557,438)	Ps. (79,411,627)	Ps. (30,120,584)	Ps. (11,727,040)	Ps. —	Ps. —	Ps. (6,515,091)	Ps. —	**Ps. (1,116,033,663)**
Acquisitions	(32,672,945)	(2,868,400)	(16,964,385)	(67,857,495)	(1,465,645)	(14,284,606)	(3,159,986)	(1,264,258)	—	—	—	—	**(140,537,720)**
Reclassifications	(139,324)	510,016	2,834,880	(6,141)	1,220,599	(1,441,319)	430,999	119,497	—	—	(177,427)	—	**3,351,780**
Disposals	2,663,300	—	2,810	—	78,604	—	286,377	537,127	—	—	59,110	—	**3,627,328**
Balances as of December 31, 2012	Ps. (284,287,710)	Ps. (23,066,280)	Ps. (202,092,704)	Ps. (559,752,873)	Ps. (33,723,880)	Ps. (95,137,552)	Ps. (32,563,194)	Ps. (12,334,674)	Ps. —	Ps. —	Ps. (6,633,408)	Ps. —	**Ps. (1,249,592,275)**
Net wells, pipelines, properties, plant and equipment as of January 1, 2011	Ps. 368,680,555	Ps. 20,628,232	Ps. 363,088,993	Ps. 359,133,604	Ps. 25,613,788	Ps. 221,215,552	Ps. 13,106,933	Ps. 5,799,902	Ps. 119,800,112	Ps. 41,427,533	Ps. 1,105,983	Ps. —	Ps. 1,539,601,187
Net wells, pipelines, properties, plant and equipment as of December 31, 2011	Ps. 386,338,080	Ps. 18,843,512	Ps. 357,217,026	Ps. 390,890,654	Ps. 27,526,827	Ps. 219,572,236	Ps. 15,079,138	Ps. 8,276,895	Ps. 125,148,670	Ps. 41,623,977	Ps. 1,907,748	Ps. —	Ps. 1,592,424,763
Net wells, pipelines, properties, plant and equipment as of December 31, 2012	**Ps. 425,460,504**	**Ps. 19,300,826**	**Ps. 345,143,915**	**Ps. 447,702,824**	**Ps. 19,715,129**	**Ps. 224,500,690**	**Ps. 17,225,091**	**Ps. 8,256,019**	**Ps. 105,303,277**	**Ps. 41,583,171**	**Ps. 4,515,006**	**Ps. 27,633**	**Ps. 1,658,734,085**

(Figures stated in thousands, except as noted)

a. For the years ended December 31, 2012 and 2011, the finance cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,110,075 and Ps. 5,634,981, respectively.

b. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2012 and 2011, recognized in operating costs, was Ps. 140,537,720 and Ps. 127,380,409, respectively, which includes costs related to dismantlement and abandonment of wells for the years ended December 31, 2012 and 2011 of Ps. 2,053,630 and Ps. 2,966,836, respectively.

c. As of December 31, 2012 and 2011, the capitalized portion of future dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 48,153,060 and Ps. 42,507,002, respectively.

d. Due to PEMEX's adoption of and subsequent transition to IFRS on January 1, 2011, the costs of some plants were determined with reference to the plants' fair value at that date, which resulted in the recognition of an impairment loss in the amount of Ps. 6,855,535 (see Note 23(i)). However, this impairment loss was subsequently reversed at December 31, 2011 due to external factors, which resulted in an improvement in the value of these plants as of that date.

e. During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 10 years. As of December 31, 2012 and 2011, assets acquired through these capital leases were as follows:

		2012		**2011**
Investment in tankers	**Ps.**	**3,075,142**	Ps.	3,075,142
Less accumulated depreciation		**(513,123)**		(390,117)
	Ps.	**2,562,019**	Ps.	2,685,025

The liabilities relating to the assets listed above are payable in the years following December 31, 2012 as presented below:

Year		**Pesos**		**U.S. dollars**
2013	Ps.	498,400	U.S. $	38,308
2014		498,400		38,308
2015		498,400		38,308
2016		498,400		38,308
2017 and later		936,782		72,007
		2,930,382		225,239
Less: Short-term non-incurred interest		175,726		13,507
Less: Long-term non-incurred interest		434,134		33,369

(Figures stated in thousands, except as noted)

Total capital leases		2,320,522		178,363
Less: Current portion of leases		322,674		24,801
Total long-term capital leases	Ps.	1,997,848	U.S. $	153,562

The capitalized interest expense from finance lease for the years ended December 31, 2012 and 2011 was Ps. 214,041 and Ps. 212,497, respectively.

The discount rates applied to the calculation of capitalized leases were as follows:

i. 9.39% rate in nominal terms (5.62% in real terms as of December 31, 2012);

ii. 10.46% rate in nominal terms (6.40% in real terms as of December 31, 2011); and

iii. 11.15% rate in nominal terms (6.46% in real terms as of January 1, 2011).

NOTE 11—OTHER ASSETS:

At December 31, 2012, 2011 and January 1, 2011, the balance of other assets is as follows:

	December 31, 2012		December 31, 2011		January 1, 2011	
Wells unassigned to a reserve	Ps.	5,306,333	Ps.	9,552,703	Ps.	9,231,901
Payments in advance		3,290,756		3,701,665		1,917,482
Intangible assets[1]		1,536,101		1,303,499		1,197,380
Long term documents receivable		1,307,123		1,326,674		1,736,001
Others		907,522		799,058		817,945
	Ps.	12,347,835	Ps.	16,683,599	Ps.	14,900,709

(1) Intangible assets are integrated mainly by rights of way.

	December 31, 2012		December 31, 2011	
Construction in progress (wells):				
Balance at the beginning of period	**Ps.**	**9,552,703**	Ps.	9,231,901
Additions to construction in progress		**18,945,289**		16,816,728
Deductions against expenses		**(11,889,271)**		(7,627,089)
Deductions against fixed assets		**(11,302,388)**		(8,868,837)
Balance at the end of period	**Ps.**	**5,306,333**	Ps.	9,552,703

(Figures stated in thousands, except as noted)

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2012, the significant financing activities of PEMEX were as follows:

a. From January 1 to December 31, 2012, Petróleos Mexicanos obtained U.S. $300,000 of loans or credit lines made or guaranteed by export credit agencies.

b. During 2012, PMI HBV obtained U.S. $18,225,000 and repaid U.S. $17,325,000 under a U.S. $1,000,000 revolving line of credit.

c. On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d. On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $143,945 bearing interest at 3.50% fixed rate, all of which mature in December 2021.

e. On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,998 bearing interest at 3.8% fixed rate, which matures on January 27, 2022.

f. On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 bearing interest at 1.8635% fixed rate, which was repaid on April 12, 2012.

g. On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 bearing interest at 5.264%, which was repaid on April 12, 2012.

h. On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of its 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

(Figures stated in thousands, except as noted)

i. On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of its 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

j. On May 11, 2012, PMI Trading obtained a loan for Ps. 405,000 bearing interest at 5.070%, which was repaid on May 18, 2012.

k. On May 16, 2012, PMI Trading obtained a loan for Ps. 2,329,000 bearing interest at 5.050%, which was repaid on May 23, 2012.

l. On May 31, 2012, PMI Trading obtained a loan for Ps. 2,833,000 bearing interest at 5.160%, which was repaid on June 6, 2012.

m. On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

n. On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

o. On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

p. In July 2012, PMI Trading obtained and repaid a loan for U.S. $40,000 bearing interest at 1.6981%.

q. On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Bonds due 2044; this was a reopening of the bonds issued on June 26, 2012. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

r. On November 16, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.0272%, which was repaid on November 30, 2012.

(Figures stated in thousands, except as noted)

s. On November 23, 2012, the CNBV authorized Petróleos Mexicanos to increase its *Certificados Bursátiles* Dual Program from Ps. 200,000,000 or its equivalent in *Unidades de Inversion* ("UDIs") to Ps. 300,000,000 or its equivalent in UDIs.

t. On November 28, 2012, PMI Trading obtained a loan for U.S. $70,000 bearing interest at 1.0332%, which was repaid on November 30, 2012.

u. On November 29, 2012, PMI Trading obtained a loan for U.S. $45,000 bearing interest at 1.0362%, which was repaid on November 30, 2012.

v. On November 29, 2012, PMI Trading obtained a loan for Ps. 806,000 bearing interest at 5.0462%, which was repaid on November 30, 2012.

w. On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 25,000,000 of *Certificados Bursátiles* (peso-denominated publicly traded notes) in three tranches: one at a floating rate for Ps. 11,500,000, which matures in 2017; the second at a fixed rate of 3.02% for 721,564 UDIs, equivalent to Ps. 3,500,000, which matures in 2028; and the third at a fixed rate for Ps. 10,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

x. On December 21, 2012, Petróleos Mexicanos obtained a direct loan in the domestic market for Ps. 2,000,000 bearing interest at 6.55%, which matures on December 21, 2022.

y. On December 28, 2012, PMI Trading obtained a loan for Ps. 2,600,000 bearing interest at 5.0475%, which was repaid on January 11, 2013.

z. On December 31, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.4574%, which was repaid on January 14, 2013.

As of December 31, 2012, Petróleos Mexicanos had U.S. $3,268,634 in available lines of credit in order to ensure liquidity.

During 2011, the significant financing activities of PEMEX were as follows:

a. From January 1 to December 31, 2011, Petróleos Mexicanos obtained U.S. $1,081,805 of loans or credit lines made or guaranteed by export credit agencies.

(Figures stated in thousands, except as noted)

b. On February 24, 2011, Petróleos Mexicanos made a final borrowing of Ps. 3,750,000 under its revolving credit facility entered into in September 2009, at a floating rate. The facility matured in August 2011.

c. On March 15, 2011, Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of *Certificados Bursátiles* accruing interest at TIIE (Mexican Equilibrium Interbank Interest Rate) for 28 days plus 0.21%, which mature in 2016. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 or equivalent in UDIs *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d. On May 11, 2011, PMI NASA obtained a bank loan for U.S. $39,000 at a floating rate, which matures on May 11, 2021. As of December 31, 2011, the amount outstanding under this loan was U.S. $37,245.

e. On May 16, 2011, PMI Trading obtained a bank loan for Ps. 2,352,000, which matured on June 16, 2011.

f. On June 2, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

g. On July 26, 2011, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2021. The notes were a reopening of the notes issued on July 21, 2010 and were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. The notes were guaranteed by Pemex-Exploration and Production, Pemex-Gas and Basic Petrochemicals and Pemex-Refining.

h. During 2011, PMI Trading borrowed and repaid an aggregate amount of U.S. $2,689,000 under its U.S. $500,000 syndicated revolving credit line with international banks and Credit Agricole CIB, as administrative agent. As of December 31, 2011, there were no amounts outstanding under this facility.

i. On June 15, 2011, PMI HBV obtained a U.S. $1,000,000 syndicated revolving credit line with international banks and Credit Agricole CIB as administrative agent. During 2011, PMI HBV borrowed, in the aggregate, U.S. $3,133,000 and repaid U.S. $2,383,000 under this facility. As of December 31, 2011, the amount outstanding under this facility was U.S. $750,000.

j. On September 1, 2011, PMI HBV borrowed €799,252 at a floating rate under a syndicated loan due August 2014, which was used to partially finance the

(Figures stated in thousands, except as noted)

acquisition of the Repsol shares described in Note 8 and the stock options described in Note 13. The loan is secured by the shares acquired, and will amortize in three equal installments due on the first through third anniversary dates of the transaction.

k. On September 9, 2011, PMI HBV obtained a bank loan for Ps. 50,000 bearing interest at 4.91%, which matured on November 8, 2011.

l. On September 12, 2011, the CNBV authorized Petróleos Mexicanos to increase its *Certificados Bursátiles* Dual Program from Ps. 140,000,000 or its equivalent in UDIs to Ps. 200,000,000 or its equivalent in UDIs.

m. Effective September 14, 2011, Petróleos Mexicanos entered into amendments to its U.S. $2,000,000 syndicated term credit facility and U.S. $1,250,000 revolving credit facility, each originally entered into on November 18, 2010, to reduce the margin over LIBOR for borrowings thereunder and, in the case of the revolving credit facility, to reduce the commitment fees payable thereunder, in each case to reflect improved market conditions. During 2011, no amount was borrowed by Petróleos Mexicanos under the syndicated revolving credit facility. As of December 31, 2011, no debt was outstanding under the syndicated revolving credit facility and U.S. $2,000,000 (originally borrowed in 2010) remained outstanding under the syndicated term credit facility.

n. On October 3, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 9,999,999 of *Certificados Bursátiles* in two tranches: the first in the amount of Ps. 7,000,000 which bears interest at a variable rate and matures in 2017, and the second in the amount of 653,381 UDIs, at an exchange rate of 4.591503 pesos per UDI, which bears interest at a rate of 3.55% and matures in 2021. The notes were issued under Petróleos Mexicanos' Ps. 200,000,000 or its equivalent in UDIs *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

o. On October 18, 2011, Petróleos Mexicanos issued U.S. $1,250,000 of its 6.500% Bonds due 2041. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C and were consolidated to form a single series with the 6.500% Bonds due 2041 issued by Petróleos Mexicanos in June 2011.

p. On December 7, 2011, Petróleos Mexicanos issued Ps. 10,000,000 aggregate principal amount of 7.650% *Certificados Bursátiles* due 2021, consisting of (i) an international offering outside Mexico of Ps. 7,000,000 of *Certificados Bursátiles* in the form of global depositary notes ("GDNs"), and (ii) a concurrent offering to

(Figures stated in thousands, except as noted)

the public in Mexico of Ps. 3,000,000 of *Certificados Bursátiles* not represented by GDNs. The *Certificados Bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or its equivalent in UDIs *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

q. On December 29, 2011, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $200,000 at a floating rate, which matures in December 2016.

r. On December 29, 2011, Petróleos Mexicanos entered into, in the Mexican market, a bank loan agreement for Ps. 7,000,000, which matures in December 2016. Of the total amount available, Ps. 3,500,000 had been disbursed at December 31, 2011.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

- the sale of substantial assets essential for the continued operations of its business;
- the incurrence of liens against its assets; and
- transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2012 and 2011 and as of the date of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

(Figures stated in thousands, except as noted)

As of December 31, 2012, long-term debt was as follows:

	Rate of Interest(1)	Maturity	December 31, 2012 Pesos	Foreign currency
U.S. dollars:				
Bonds	Fixed from 1.7 % to 9.5%	Various to 2045	Ps. 322,847,701	24,815,159
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014	39,156	3,010
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus 01% to 1.71%	Various to 2022	94,659,520	7,275,849
Direct loans	Fixed 1.457% to 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	16,521,754	1,269,918
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016	43,909,088	3,375,000
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022	2,603,408	200,107
Financial leases	Fixed from 0.38% to 1.99%	Various to 2022	2,320,522	178,363
Total financing in U.S. dollars			482,901,149	37,117,406
Euros:				
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	60,910,720	3,543,687
Secured loan	EURIBOR plus 5.37%	Various to 2014	9,163,050	532,835
Project financing	Fixed at 2%	Various to 2016	1,454	85
Total financing in Euros			70,075,224	4,076,607
Japanese yen:				
Direct loans	LIBOR yen plus 0.71%	Various to 2014	3,157,165	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	14,165,800	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017	5,416,376	35,941,450
Total financing in yen			22,739,341	150,891,450
Pesos:				
Certificados bursátiles	*Mexican Federal Treasury Certificates* ("*Cetes*") plus 0.57%, TIIE(1) less 0.07% to 0.7%, and Fixed at 7.65% and 9.91%	Various to 2021	115,210,065	
Direct loans	Fixed from 5.04% and 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022	10,421,100	
Total financing in pesos			125,631,165	
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028	25,769,565	
Other currencies:				
Bonds	Fixed from 2.5% to 8.25%	Various to 2022	29,201,396	
Total principal in pesos(2)			756,317,840	
Plus: Accrued interest			8,997,741	
Notes payable to contractors(3)			21,543,019	
Total principal and interest			786,858,600	
Less: Short-term maturities			93,226,762	
Current portion of notes payable to contractors(3)			12,016,502	
Accrued interest			8,997,741	
Total short-term debt			114,241,005	
Long-term debt			Ps. 672,617,595	

(Figures stated in thousands, except as noted)

As of December 31, 2011, long-term debt was as follows:

	Rate of Interest[1]	Maturity	December 31, 2011 Pesos	December 31, 2011 Foreign currency
U.S. dollars:				
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2042	Ps. 271,638,518	19,424,148
Purchasing loans	LIBOR plus 0.125% to 0.5%	Various to 2014	103,930	7,429
Project financing	Fixed from 2.45% to 6.64% and LIBOR plus 1.71%	Various to 2022	120,436,418	8,608,504
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	4,896,515	349,991
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016	76,963,370	5,501,156
Bank loans	LIBOR plus 1.88%	2021	521,073	37,245
Financial leases	Fixed at 1.99%	2019	3,405,929	243,448
Total financing in U.S. dollars			477,965,753	34,171,921
Euros:				
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	64,301,934	3,542,134
Secured loan	EURIBOR plus 5.37%	2014	14,514,015	799,252
Project financing	Fixed at 2%	2016	2,496	137
Total financing in Euros			78,818,445	4,341,523
Japanese yen:				
Direct loans	LIBOR yen plus 0.71%	2014	3,798,235	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	17,042,200	94,000,000
Project financing	Fixed at 2.9079% and Prime Rate yen plus 0.56%	Various to 2017	8,159,010	45,002,814
Total financing in yen			28,999,445	159,952,814
Pesos:				
Certificados bursátiles	*Cetes* plus 0.57%, TIIE less 0.07% to 0.9%, and Fixed at 7.65% and 9.91%	Various to 2021	105,485,688	
Direct loans	Fixed from 10.55% to 11% and TIIE plus 0.48% to 2.4%	Various to 2016	11,966,329	
Total financing in pesos			117,452,017	
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.55% to 4.2%	Various to 2021	21,420,129	
			138,872,146	
Other currencies:				
Bonds	Fixed from 3.5% to 8.25%	Various to 2022	23,704,953	
Total principal in pesos[2]			748,360,742	
Plus: Accrued interest			8,607,968	
Notes payable to contractors[3]			26,185,906	
Total principal and interest			783,154,616	
Less: Short-term maturities			88,750,377	
Current portion of notes payable to contractors[3]			13,139,104	
Accrued interest			8,607,968	
Total short-term debt			110,497,449	
Long-term debt			Ps. 672,657,167	

(Figures stated in thousands, except as noted)

As of January 1, 2011, long-term debt was as follows:

	Rate of Interest[1]	Maturity	January 1, 2011 Pesos	Foreign currency
U.S. dollars:				
Bonds	Fixed from 4.875% to 9.5% and LIBOR plus 0.6%	Various to 2038	Ps. 199,274,719	16,126,334
Purchasing loans and project financing	LIBOR plus 0.125% to 0.5%, Fixed from 3.27% to 6.64% and LIBOR plus 0.01% to 1.71%	Various to 2020	111,907,372	9,056,119
Direct loans	Fixed at 5.44% and LIBOR plus 1.9%	Various to 2018	2,224,278	180,000
Syndicated loans	LIBOR plus 0.325% to 1.5%	Various to 2016	77,231,875	6,250,000
Financial leases	Fixed at 7.96% to 8.0%	2019	3,345,720	270,753
Total financing in U.S. dollars			393,983,964	31,883,206
Euros:				
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	58,454,886	3,527,052
Project financing	Fixed at 2%	2016	3,155	190
Total financing in Euros			58,458,041	3,527,242
Japanese yen:				
Direct loans	LIBOR yen plus 0.5% and 0.71%	Various to 2014	6,393,940	41,900,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	14,344,400	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 0.56%	Various to 2017	8,250,194	54,064,178
Total financing in yen			28,988,534	189,964,178
Pesos:				
Certificados bursátiles (publicly traded debt securities)	*Cetes* plus 0.35% to 0.57%, THE[1] less 0.07%, Fixed at 9.1% to 9.91%	Various to 2020	83,947,180	
Direct loans	Fixed from 10.55% to 11% and THE plus 0.225% to 2.4%	Various to 2014	28,050,000	
Total financing in pesos			111,997,180	
Unidades de Inversión Certificados Bursátiles	Zero rate and Zero rate plus THE at 4.2%	Various to 2020	17,726,749	
Other currencies:				
Bonds	Fixed from 3.5% to 8.25%	Various to 2022	21,147,576	
Total principal in pesos[2]			632,302,044	
Plus: Accrued interest			7,389,746	
Notes payable to contractors[3]			24,653,294	
Total principal and interest			664,345,084	
Less: Short-term maturities			70,781,637	
Current portion of notes payable to contractors[3]			11,383,234	
Accrued interest			7,389,746	
Total short-term debt			89,554,617	
Long-term debt			Ps. 574,790,467	

(Figures stated in thousands, except as noted)

	2013	2014	2015	2016	2017 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2012, for each of the years ending December 31,	Ps. 114,241,005	Ps. 66,541,386	Ps. 61,891,829	Ps. 78,428,379	Ps. 465,756,001	Ps. 786,858,600

		2012(i)		2011(i)
Changes in total debt:				
At the beginning of the period	**Ps.**	**783,154,616**	Ps.	664,345,084
Loans obtained		**385,419,743**		199,299,171
Debt payments		**(341,863,963)**		(152,118,845)
Interest		**(850,473)**		1,449,454
Expenses related to debt issuance		**1,560,478**		762,385
Foreign exchange		**(40,561,801)**		69,417,367
At the end of the period	**Ps.**	**786,858,600**	Ps.	783,154,616

(i) These amounts include accounts payable by Financed Public Works Contracts, which do not generate cash flows.

(1) As of December 31, 2012 and 2011 and January 1, 2011, the rates were as follows: LIBOR, 0.50825%, 0.8085% and 0.45594%, respectively; the prime rate in Japanese yen, 1.475%, for the three years; TIIE rate of 4.845%, 4.79% and 4.875%, respectively, for 28 days; TIIE rate of 4.87%, 4.795% and 4.96%, respectively, for 91 days; *Cetes* rate of 3.91%, 4.31% and 4.45%, respectively, for 28 days; *Cetes* rate of 4.26%, 4.49% and 4.58%, respectively, for 91 days; *Cetes* rate of 4.4%, 4.55% and 4.71%, respectively, for 182 days.

(2) Includes financing from foreign banks of Ps. 594,949,120, Ps. 603,160,398 and Ps. 498,585,732 as of December 31, 2012 and 2011 and January 1, 2011, respectively.

(3) The total amounts of notes payable to contractors as of December 31, 2012 and 2011, current and long-term, are as follows:

	December 31,				January 1,	
	2012		2011		2011	
Total notes payable to contractors(a)(b)	**Ps.**	**21,543,019**	Ps.	26,185,906	Ps.	24,653,294
Less: Current portion of notes payable to contractors		**12,016,502**		13,139,104		11,383,234
Notes payable to contractors (long-term)	**Ps.**	**9,526,517**	Ps.	13,046,802	Ps.	13,270,060

(a) PEMEX has entered into Financed Public Works Contracts ("FPWC") (formerly known as Multiple Services Contracts) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2012 and 2011 and January 1, 2011, PEMEX had an outstanding amount payable of Ps. 18,337,981, Ps. 24,415,338 and Ps. 20,958,659, respectively.

(b) During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading ("FPSO") vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2012 and 2011, and as of January 1, 2011, the outstanding balances owing to the contractor were Ps. 3,205,038 (U.S. $246,350), Ps. 3,770,568 (U.S. $269,511) and Ps. 3,644,635 (U.S. $298,989), respectively. In accordance with the contract, the estimated future payments are as follows:

Year	U.S. $
2013	25,267
2014	25,267
2015	25,267
2016	25,267
2017	25,267
2018 and thereafter	120,015
Total	U.S. $ 246,350

(Figures stated in thousands, except as noted)

As of December 31, 2012 and 2011 and as of January 1, 2011, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to Mexican pesos in the statement of financial position:

	December 31,		January 1,
	2012	2011	2011
U.S. dollar	13.0101	13.9904	12.3571
Japanese yen	0.15070	0.18130	0.1526
Pounds sterling	21.1401	21.7425	19.3463
Euro	17.1968	18.1595	16.5733
Swiss francs	14.2451	14.9199	13.2757
Canadian dollar	13.0689	13.7228	12.4354
Australian dollar	13.5045	—	—

NOTE 13—FINANCIAL INSTRUMENTS:

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework of PEMEX is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal procedures.

PEMEX reduces the impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs. Notwithstanding their use for hedging purposes, commodity DFIs were not recorded as hedges for accounting purposes (see "Accounting treatment" in Note 13(b)).

(Figures stated in thousands, except as noted)

(a) Risk Management

Market Risk

(i) Interest Rate Risk

PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates and to the TIIE. Through its issuances of debt, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio. As of December 31, 2012, approximately 32.9% of PEMEX's total net debt outstanding consisted of floating rate debt.

On occasion, to follow the strategy of offsetting expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX is obligated to make payments based on a fixed interest rate and is entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2012, PEMEX was a party to interest rate swap agreements denominated in pesos for a notional amount equivalent to U.S. $576,475, at a weighted average fixed interest rate of approximately 11.47% and a weighted average term of approximately 0.08 years. PEMEX was also a party to interest rate swaps denominated in U.S. dollars for a notional amount of U.S. $69,388, at an average fixed interest rate of approximately 4.48% and a weighted average term of approximately 4.48 years.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos. Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that PEMEX imports for resale in Mexico or uses in its facilities are denominated in U.S. dollars. By contrast, most of PEMEX's operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

(Figures stated in thousands, except as noted)

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because most of its investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on its revenues is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's funding costs or expose it to foreign exchange risk. Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which it swaps into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars. In addition, the PMI Group occasionally uses foreign exchange DFIs to mitigate the risk associated with its non-U.S. dollar-denominated debt.

The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, Pound sterling and Swiss franc, which are swapped against the U.S. dollar.

During 2012, PEMEX entered into four cross-currency swaps to hedge currency risk arising from debt obligations denominated in Swiss francs and Australian dollars for an aggregate notional amount of U.S. $484,018. In 2011, PEMEX entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in UDIs for an aggregate notional amount equivalent to U.S. $230,590.

Most of PEMEX's cross-currency swaps are straightforward, with no unusual terms, except for two swaps entered into in 2002 and 2004 to hedge its exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are referred to as "extinguishing swaps" and were obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that the DFI terminates upon the occurrence of any of the credit default events specified in the DFI contract confirmation, without any payment obligation by either party. These swaps have a notional amount of U.S. $241,352 and U.S. $1,028,500, respectively.

PEMEX recorded a total net foreign exchange gain of Ps. 44,845,661 in 2012, as compared to a total net foreign exchange loss of Ps. 60,143,252 in 2011. PEMEX's foreign exchange gain in 2012 was due to the effect of a 7.5% appreciation of the peso (from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012). PEMEX's foreign exchange loss in 2011 was due to the depreciation of the peso, from Ps. 12.3571 = U.S. $1.00 on January 1, 2011 to Ps. 13.9904 = U.S. $1.00 on December 31, 2012.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk, mainly liabilities, related to PEMEX's operations. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

(iii) Hydrocarbon Price Risk

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to 2012.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs offered to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to all DFIs. Because IFRS 13 does not allow derivative positions to serve as hedges for other derivatives, these operations are treated, for accounting purposes, as having been entered into for trading purposes.

Since 2003, Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. Pemex-Gas and Basic Petrochemicals may mitigate the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2011, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps.

PMI Trading periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gases derived from natural gas, thereby reducing the potential volatility of its income. PMI Trading policies establish an upper limit for each portfolio's capital at risk, which is compared daily against the value-at-risk portfolio, in order to carry out risk mitigation mechanisms if necessary.

(Figures stated in thousands, except as noted)

(iv) Risks relating to the portfolio of third-party shares

PEMEX retains a synthetic long position on 58,679,799 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

These DFIs will mature between March and October of 2013. As of December 31, 2012 and 2011, the market value of Repsol shares was €15.335 per share and €23.735, respectively.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. In August 2012, a DFI related to 19,086,080 shares of Repsol expired. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

Counterparty and Credit Risk Associated with DFIs

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. In addition, PEMEX enters into DFIs mostly with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross-currency swaps in 2011 and seven cross-currency swaps in 2012. These swaps are used to hedge exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair or mark-to-market value of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, PEMEX applied the credit value adjustment ("CVA") method in determining the fair value of DFIs.

(Figures stated in thousands, except as noted)

As described in the previous section, Pemex-Gas and Basic Petrochemicals faces credit risk in connection to the DFIs it offers to its domestic customers to assist them in mitigating the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals significantly reduced its credit risk as a result of the changes made during 2009 to PEMEX's guidelines regarding credit risk management.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral, as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. Pemex-Gas and Basic Petrochemicals has a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the requirements for credit support for DFIs entered into by Pemex-Gas and Basic Petrochemicals with its customers.

As of December 31, 2012, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex-Gas and Basic Petrochemicals.

As of December 31, 2012, Pemex-Gas and Basic Petrochemicals had open DFIs with 52 customers, of which 46 are industrial customers (88%), 5 are distributors (10%) and one belongs to both customer categories (2%). Of the total volume of DFIs traded in 2012, industrial customers represented 96%, while distributors represented 3%. The customer belonging to both categories represented 1%.

As of December 31, 2012 and 2011, Pemex-Gas and Basic Petrochemicals, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels close to or below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs matured, Pemex-Gas and Basic Petrochemicals used domestic customers' payments to meet its international obligations.

Liquidity Risk

Liquidity risk is the risk that PEMEX will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Historically, PEMEX has had sufficient liquidity to meet its liabilities, service its debt and engage in capital expenditures and acquisitions. PEMEX expects that this will continue to be the case both in the short- and long-term.

Portfolio of Debt and DFIs

The following tables set forth PEMEX's portfolio of debt and DFIs as of December 31, 2012 and 2011. It should be noted that:

- for debt obligations, this table presents principal cash flows and related weighted average interest rates for fixed rate debt;
- weighted average variable rates are based on implied forward rates in the yield curve at the reporting date;
- DFIs' fair values include CVA and are obtained from market quotes received from market sources such as Reuters and Bloomberg; and
- where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency.

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2012[(1)]

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2013	2014	2015	2016	2017	Thereafter		
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	18,065,918	10,739,796	29,100,931	6,657,348	5,916,768	289,010,070	359,490,832	409,508,428
Average Interest Rate (%)	—	—	—	—	—	—	5.5065%	—
Fixed rate (Japanese yen)	1,365,548	1,365,548	1,365,548	879,832	439,902	4,521,000	9,937,376	10,025,412
Average Interest Rate (%)	—	—	—	—	—	—	2.8298%	—
Fixed rate (Pounds sterling)	8,456,040	—	—	—	—	7,341,929	15,797,969	18,975,682
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	2,600,000	—	9,500,000	7,498,540	—	32,825,083	52,423,623	53,759,282
Average Interest Rate (%)	—	—	—	—	—	—	8.1325%	—
Fixed rate (UDIs)	—	—	—	—	—	25,769,564	25,769,564	21,955,725
Average Interest Rate (%)	—	—	—	—	—	—	6.8183%	—
Fixed rate (euros)	8,599,310	477	44	14,617,302	20,498,240	17,196,800	60,912,174	70,308,401
Average Interest Rate (%)	—	—	—	—	—	—	5.8315%	—
Fixed rate (Swiss francs)	—	7,122,574	—	—	—	4,264,960	11,387,534	11,792,235
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%	—
Fixed rate (Australian dollars)	—	—	—	—	2,015,893	—	2,015,893	2,195,044
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—
Total fixed rate debt	**39,086,816**	**19,228,395**	**39,966,523**	**29,653,022**	**28,870,803**	**380,929,406**	**537,734,965**	**598,520,209**
Variable rate (U.S. dollars)	47,754,190	18,915,934	12,810,116	37,632,511	11,376,909	16,463,678	144,953,337	142,226,642
Variable rate (Japanese yen)	—	3,157,165	—	—	—	9,644,800	12,801,965	11,718,065
Variable rate (euros)	4,581,525	4,581,525	—	—	—	—	9,163,050	9,852,056
Variable rate (pesos)	13,820,733	20,658,367	9,115,190	11,142,846	18,470,405	—	73,207,542	71,861,151
Total variable rate debt	**66,156,448**	**47,312,992**	**21,925,306**	**48,775,357**	**29,847,314**	**26,108,478**	**240,125,894**	**235,657,914**
Total debt	**105,243,264**	**66,541,386**	**61,891,829**	**78,428,379**	**58,718,117**	**407,037,884**	**777,860,859**	**834,178,124**

(1) The information in this table has been calculated using exchange rates at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00; Ps. 0.1507 = 1.00 Japanese yen; Ps. 21.1404 = 1.00 Pound sterling; Ps. 4.874624 = 1.00 UDI; Ps. 17.1968 = 1.00 euro; Ps. 14.2451 = 1.00 Swiss franc and Ps. 13.5045 = 1.00 Australian dollar.

Source: Petróleos Mexicanos.

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Market Risk (Interest Rate, Currency and Equity Risk) as of December 31, 2012[1]

Derivative financial instruments held or issued for purposes other than trading:[2]

	Year of Expected Maturity Date						Total Notional Amount	Fair Value[4]
	2013	2014	2015	2016	2017	Thereafter		
Hedging Instruments[2][3]								
Interest Rate DFIs								
Interest Rate Swaps (U.S. dollars)								
Variable to Fixed	86,064	90,117	94,348	98,557	103,310	430,350	902,745	(81,142)
Average pay rate	4.53%	4.53%	4.52%	4.52%	4.51%	4.44%	n.a.	n.a.
Average receive rate	1.76%	1.86%	2.10%	2.56%	3.07%	3.95%	n.a.	n.a.
Interest Rate Swaps (pesos)								
Variable to Fixed	7,500,000	—	—	—	—	—	7,500,000	(252,778)
Average pay rate	11.485%	—	—	—	—	—	n.a.	n.a.
Average receive rate	4.787%	—	—	—	—	—	n.a.	n.a.
Currency DFIs								
Cross Currency Swaps								
Receive euros/ Pay U.S. dollars	8,443,555	—	—	13,380,888	22,350,116	16,226,808	60,401,367	52,516
Receive Japanese yen/ Pay U.S. dollars	1,071,123	3,673,141	1,071,123	670,813	335,398	14,282,414	21,104,012	662,872
Receive Pounds sterling/ Pay U.S. dollars	8,880,564	—	—	—	—	8,460,559	17,341,123	98,085
Receive UDI/ Pay pesos	—	—	—	—	—	21,935,663	21,935,663	1,367,252
Receive Swiss francs/ Pay U.S. dollars	—	6,225,657	—	—	—	4,274,575	10,500,232	803,148
Receive Australian dollars/ Pay U.S. dollars	—	—	—	—	2,022,550	—	2,022,550	132,749
Exchange Rate Forward[5]								
Receive euros/ Pay U.S. dollars	7,181,512	4,581,512	—	—	—	—	11,763,024	(41,795)
			(in thousands of shares)					(nominal pesos)
Equity DFIs								
Equity Options on Repsol shares	19,070	19,070	—	—	—	—	38,140	1,433,769
Non-Hedging Instruments								
Equity DFIs								
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	(2,030,668)

Note: n.a. = not applicable.

(1) The information in this table has been calculated using the exchange rate at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00 and Ps. 17.1968 = 1.00 euro.

(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.

(3) PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

(4) Positive numbers represent a favorable fair value to PEMEX. These values include CVA.

Source: Petróleos Mexicanos and PMI Trading.

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Market Risk (Interest Rate Sensitivity) as of December 31, 2011[(1)]

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2012	2013	2014	2015	2016	Thereafter		
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)[(2)]	14,743,777	4,183,896	9,637,600	29,562,908	5,412,508	236,414,763	299,955,451	327,760,373
Average Interest Rate (%)	—	—	—	—	—	—	6.0291%	—
Fixed rate (Japanese yen)	1,642,825	1,642,825	1,642,825	1,642,825	1,058,484	5,968,225	13,598,010	12,964,084
Average Interest Rate (%)	—	—	—	—	—	—	2.7726%	—
Fixed rate (Pounds sterling)	—	8,697,000	—	—	—	7,609,875	16,306,875	18,794,903
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	3,600,000	—	—	9,500,000	7,500,000	20,000,000	40,600,000	40,487,033
Average Interest Rate (%)	—	—	—	—	—	—	9.0924%	—
Fixed rate (UDIs)	—	—	—	—	—	21,438,199	21,438,199	15,295,903
Average Interest Rate (%)	—	—	—	—	—	—	7.3774%	—
Fixed rate (euros)	961	9,080,711	504	47	15,435,598	39,950,900	64,468,721	68,391,694
Average Interest Rate (%)	—	—	—	—	—	—	5.8307%	—
Fixed rate (Swiss Francs)	—	—	7,459,950	—	—	—	7,459,950	7,730,880
Average Interest Rate (%)	—	—	—	—	—	—	3.5000%	—
Total fixed rate debt	**19,987,563**	**23,604,433**	**18,740,879**	**40,705,780**	**29,406,590**	**331,381,962**	**463,827,207**	**491,424,869**
Variable rate (U.S. dollars)	62,013,937	44,325,803	18,917,228	12,560,042	40,045,171	25,745,906	203,608,087	194,228,316
Variable rate (Japanese yen)	—	—	3,798,235	—	—	11,603,200	15,401,435	13,002,520
Variable rate (euros)	4,854,647	4,821,377	4,837,991	—	—	—	14,514,015	15,993,060
Variable rate (pesos)	15,033,333	13,820,733	20,666,667	9,126,447	11,166,667	7,000,000	76,813,847	74,045,162
Total variable rate debt	**81,901,918**	**62,967,913**	**48,220,121**	**21,686,488**	**51,211,838**	**44,349,106**	**310,337,383**	**297,269,059**
Total debt[(2)]	**101,889,481**	**86,572,346**	**66,961,000**	**62,392,268**	**80,618,428**	**375,731,068**	**774,164,591**	**788,693,928**

(1) The information in this table has been calculated using exchange rates at December 31, 2011 of: Ps. 13.9904 = U.S. $1.00; Ps. 0.1813 = 1.00 Japanese yen; Ps. 21.7425 = 1.00 Pound sterling; Ps. 4.691316 = 1.00 UDI; Ps. 18.1595 = 1.00 euro; and Ps. 14.9199 = 1.00 Swiss franc.

(2) Includes notes payable to contractors.

Source: Petróleos Mexicanos.

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Market Risk (Interest Rate, Currency and Equity Risk) as of December 31, 2011[(1)]

Derivative financial instruments held or issued for purposes other than trading:[(2)]

	Year of Expected Maturity Date						Total Notional Amount	Fair Value[(3)]
	2012	2013	2014	2015	2016	Thereafter		
Hedging Instruments[(2)]								
Interest Rate DFIs								
Interest Rate Swaps (U.S. dollars)								
Variable to Fixed	43,885	46,259	48,762	51,400	54,180	276,587	521,073	(49,548)
Average pay rate	5.28%	5.28%	5.28%	5.28%	5.28%	5.28%	5.28%	n.a.
Average receive rate	2.31%	2.51%	2.79%	3.42%	3.93%	4.75%	3.87%	n.a.
Interest Rate Swaps (pesos)								
Variable to Fixed	1,200,000	7,500,000	—	—	—	—	8,700,000	(756,434)
Average pay rate	11.38%	11.48%	—	—	—	—	11.43%	n.a.
Average receive rate	4.98%	5.15%	—	—	—	—	5.07%	n.a.
Currency DFIs								
Cross Currency Swaps								
Receive euros/ Pay U.S. dollars	—	9,079,770	—	—	14,389,126	41,478,108	64,947,004	(1,912,486)
Receive Japanese yen/ Pay U.S. dollars	1,151,831	1,151,831	3,949,909	1,151,831	721,359	14,809,876	22,936,636	4,774,276
Receive Pounds/ Pay U.S. dollars	—	9,549,707	—	—	—	8,303,764	17,853,471	(253,160)
Receive UDI/ Pay pesos	—	—	—	—	—	21,191,755	21,191,755	311,136
Receive Swiss Francs/ Pay U.S. dollars	—	—	6,694,755	—	—	—	6,694,755	763,465
Exchange Rate Forward								
Receive euros/ Pay U.S. dollars	4,837,991	4,837,991	4,837,991	—	—	—	14,513,974	(277,370)
	(in thousands of shares)							(nominal pesos)
Equity DFIs								
Equity Options on Repsol shares	19,068	19,068	19,068	—	—	—	57,204	61,998
Non-Hedging Instruments								
Equity DFIs								
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	1,502,483

Notes: n.a. = not applicable.

(1) The information in this table has been calculated using the exchange rate at December 31, 2011 of Ps. 13.9904 = U.S. $1.00 and Ps. 18.1595 = 1.00 euro.

(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.

(3) Positive numbers represent a favorable fair value to PEMEX.

Source: Petróleos Mexicanos and PMI Trading.

(Figures stated in thousands, except as noted)

Sensitivity analysis

The financial assets and liabilities of PEMEX are exposed to various types of market risks, including, interest rate risk, exchange rate risk and price risk. Pursuant to IFRS 7 "Disclosure of Financial Instruments", PEMEX is required to perform a market sensitivity analysis for each type of market risk to which it is exposed. In addition, PEMEX is required to disclose the methods and assumptions used in preparing the sensitivity analysis. Finally, PEMEX is required to disclose any changes from the previous period in the methods and assumptions used, as well as the reasons for such changes. This analysis is intended to show how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at each of December 31, 2012 and 2011.

Below is a sensitivity analysis of the principal market risks that PEMEX was exposed to at each of December 31, 2012 and 2011:

(i) Interest rate risk

In the case of interest rate risk, PEMEX has assumed either an increase or decrease of 25 basis points in market interest rates for the relevant periods with all other variables held constant.

At December 31, 2012 and 2011, if market interest rates would have been 25 basis points higher with all other variables remaining constant, net income for the period would have been Ps. 5,319,309 and Ps. 6,040,635 lower for December 31, 2012 and 2011, respectively, mainly as a result of an increase in interest expense. Conversely, if market interest rates would have been 25 basis points lower, net income for the period would have been Ps. 5,319,309 and Ps. 6,040,635 greater at December 31, 2012 and 2011, respectively, as a result of a decreased interest expense.

Net income was less sensitive to movements in market interest rates in 2012 than in 2011, because of the lower market interest rates in 2012 as compared to 2011.

(ii) *Exchange rate risks*

In the case of exchange rate risk, PEMEX assumes either an increase or decrease of 10% in the U.S. dollar/Mexican peso exchange rate during the relevant period in order to determine the impact on profit or loss and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2012 and 2011, if the peso had depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps. 59,026,725 and Ps. 50,298,520 lower, respectively, mainly as a result of an increase in the exchange rate losses. However, if the peso appreciated against the U.S. dollar by 10%, net income for the period

(Figures stated in thousands, except as noted)

would have increased by Ps. 59,026,725 and Ps. 50,298,520, respectively, as a result of the decrease in exchange rate losses.

Net income was more sensitive to movements in exchange rates in 2012 than in 2011, mainly as a result of an increase in the liability position in U.S. dollars of the balance during 2012 as compared to 2011.

(iii) Hydrocarbon price risk

In the case of price risk, PEMEX assumes a 10% increase/decrease in the price of petroleum products during the relevant period.

At December 31, 2012 and 2011, if the average price of petroleum products had increased by 10% with other variables remaining constant, net income for the period would have been Ps. 38,463,204 and Ps. 33,836,712 higher, respectively, as a result of higher sales. Alternatively, if the average price of petroleum products had decreased by 10% during the period, net income for the period would have decreased by Ps. 38,463,204 and Ps. 33,836,712, respectively, mainly as a result of a decrease in sales.

Net income was more sensitive to changes in prices during 2012 than in 2011, mainly due to higher prices registered in 2012 as compared to 2011.

(b) Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

(Figures stated in thousands, except as noted)

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2012 and 2011, PEMEX did not recognize any foreign currency embedded derivatives.

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the finance cost.

As of December 31, 2012 and 2011 and as of January 1, 2011, the net fair value of PEMEX's DFIs was Ps. 2,173,692, Ps. 4,072,047 and Ps. 7,331,549, respectively. As of December 31, 2012 and 2011 and as of January 1, 2011, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX's over-the-counter ("OTC") DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2012 and 2011 and as of January 1, 2011. It should be noted that:

- DFIs' fair values include CVA and are obtained from market quotes received from market sources such as Reuters and Bloomberg and, with regard to natural gas, forward curves are supplied by the Kiodex Risk Workbench platform;
- where quotes are not available, fair value is calculated internally, discounting from the corresponding zero coupon yield curve in the original currency; and
- the information is presented in pesos, except as noted.

(Figures stated in thousands, except as noted)

DFI	Position	December 31, 2012 Notional Amount	December 31, 2012 Fair Value	December 31, 2011 Notional Amount	December 31, 2011 Fair Value	January 1, 2011 Notional Amount	January 1, 2011 Fair Value
Equity Swaps	PEMEX pays floating in U.S. dollar and receives total return on Repsol shares.	17,414,977	(2,030,668)	26,723,152	1,502,483	18,627,271	1,695,375
Interest Rate Swaps	PEMEX pays fixed in peso and receives the 28 day TIIE + spread.	—	—	1,200,000	(42,390)	2,400,000	(135,352)
Interest Rate Swaps	PEMEX pays fixed in peso and receives the PIP 182 day rate.	7,500,000	(252,778)	7,500,000	(714,044)	7,500,000	(1,087,929)
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI.	15,395,443	29,415	14,651,535	(154,790)	13,464,756	594,647
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	6,540,220	1,337,837	6,540,220	465,926	3,540,220	194,617
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in yen.	7,359,585	1,355,238	9,065,955	2,501,122	9,024,917	2,257,289
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month yen LIBOR + spread.	2,602,020	559,122	2,798,080	1,077,980	4,942,840	1,496,481
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	11,142,406	(1,251,488)	11,072,601	1,195,174	7,474,641	2,500,303
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	60,401,367	52,516	64,947,004	(1,912,486)	57,553,996	155,830
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Pound sterling.	8,880,564	(403,796)	9,549,707	(962,527)	8,434,833	(898,007)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	8,460,559	501,881	8,303,764	709,367	7,131,134	62,149
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	10,500,232	803,148	6,694,755	763,465	5,913,180	564,678
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	2,022,550	132,749	—	—	—	—
Natural Gas Swaps	PEMEX Receives fixed	(505,595)	159,110	(3,892,635)	607,768	(5,847,889)	(2,607,415)
Natural Gas Swaps	PEMEX Receives floating	498,239	(153,745)	3,871,097	(605,139)	5,752,408	2,552,921
Natural Gas Options	PEMEX Long Put	—	—	—	—	91,155	38,502
Natural Gas Options	PEMEX Short Put	—	—	—	—	(91,155)	(38,849)
Natural Gas Options	PEMEX Long Call	374,048	13,979	1,016,230	6,062	987,111	26,500
Natural Gas Options	PEMEX Short Call	(374,461)	(13,733)	(1,016,670)	(6,064)	(987,102)	(26,438)
Digital Natural Gas Options	PEMEX Long Put	—	—	—	—	99,198	13,360
Digital Natural Gas Options	PEMEX Short Put	—	—	—	—	(99,198)	(13,493)
Digital Natural Gas Options	PEMEX Long Call	—	—	—	—	146,033	1
Digital Natural Gas Option	PEMEX Short Call	—	—	—	—	(146,033)	(1)
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	902,745	(81,142)	521,073	(49,548)	—	—
Exchange Rate Forward	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	11,765,925	(41,795)	14,513,974	(277,370)	—	—
Stock Options	PEMEX Long Put, Short Call and Long Call.	38,140,000 shares	1,433,769	57,204,240 shares	61,998	—	—
Subtotal			**2,149,619**		**4,166,987**		**7,345,169**

(Figures stated in thousands, except as noted)

		December 31, 2012		December 31, 2011		January 1, 2011	
DFI	**Market**	**Volume (MMb)**	**Fair Value**	**Volume (MMb)**	**Fair Value**	**Volume (MMb)**	**Fair Value**
Petroleum Swaps Petroleum	Exchange Traded	(1.8)	24,073	(3.3)	(71,472)	(0.3)	(4,100)
Petroleum Swaps Petroleum	OTC	—	—	(0.6)	(23,473)	(0.6)	(9,520)
Subtotal			**24,073**		**(94,945)**		**(13,620)**
Total...			**2,173,692**		**4,072,042**		**7,331,549**

The exchange rate for U.S. dollars as of December 31, 2012 and 2011 and as of January 1, 2011 was Ps. 13.0101, Ps. 13.9904 and Ps. 12.3571 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2012 and 2011 and as of January 1, 2011 was Ps. 17.1968, Ps. 18.1595 and Ps. 16.5733 per euro, respectively.

As of December 31, 2012 and 2011, PEMEX recognized a net loss of Ps. 6,257,648 and Ps. 1,419,183, respectively, in finance cost with respect to DFIs treated as instruments entered into for trading purposes.

In addition, as of December 31, 2012 and 2011, PEMEX recognized a loss of Ps. 277,042, recorded in finance cost, corresponding to its embedded derivatives related to the Repsol shares it purchased in 2011.

(Figures stated in thousands, except as noted)

The following table presents the location on the statement of financial position and the fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2012 and 2011 and as of January 1, 2011:

	Derivatives Assets		
		Fair Value	
	Location in Statement of Financial Position	December 31, 2012	December 31, 2011
Derivatives not designated as hedging instruments			
Embedded Derivatives	Derivative financial instruments	**Ps. —**	Ps —
Forwards	Derivative financial instruments	**—**	—
Futures	Derivative financial instruments	**—**	—
Stock Options	Derivative financial instruments	**1,433,769**	3,365,212
Natural Gas Options	Derivative financial instruments	**13,979**	6,061
Equity Swaps	Derivative financial instruments	**31,762**	2,374,152
Cross-currency Swaps	Derivative financial instruments	**7,211,988**	8,442,584
Natural Gas Swaps	Derivative financial instruments	**159,110**	607,768
Petroleum Product Swaps	Derivative financial instruments	**80,908**	116,651
Propane Swaps	Derivative financial instruments	**—**	—
Interest Rate Swaps	Derivative financial instruments	**—**	—
Others	Derivative financial instruments	**118,637**	5,255
Total Derivatives not designated as hedging instruments		**9,050,153**	**14,917,683**
Total Assets		**Ps. 9,050,153**	**Ps. 14,917,683**

	Derivatives Assets	
		Fair Value
	Location in Statement of Financial Position	January 1, 2011
Derivatives not designated as hedging instruments		
Embedded Derivatives	Derivative financial instruments	Ps. —
Forwards	Derivative financial instruments	—
Futures	Derivative financial instruments	—
Stock Options	Derivative financial instruments	—
Natural Gas Options	Derivative financial instruments	78,363
Equity Swaps	Derivative financial instruments	1,703,455
Cross-currency Swaps	Derivative financial instruments	10,195,833
Natural Gas Swaps	Derivative financial instruments	2,607,414
Petroleum Product Swaps	Derivative financial instruments	4,902,326
Propane Swaps	Derivative financial instruments	—
Interest Rate Swaps	Derivative financial instruments	—
Others	Derivative financial instruments	70,431
Total Derivatives not designated as hedging instruments		**19,557,822**
Total Assets		**Ps. 19,557,822**

(Figures stated in thousands, except as noted)

Derivatives Liabilities

	Location in Statement of Financial Position	Fair Value December 31, 2012	Fair Value December 31, 2011
Derivatives not designated as hedging instruments			
Embedded Derivatives	Derivative financial instruments	Ps. —	Ps. —
Forwards	Derivative financial instruments	(41,795)	(277,370)
Futures	Derivative financial instruments	—	—
Stock Options	Derivative financial instruments	—	(3,303,214)
Natural Gas Options	Derivative financial instruments	(13,733)	(6,063)
Equity Swaps	Derivative financial instruments	(2,062,429)	(871,669)
Cross-currency Swaps	Derivative financial instruments	(4,095,366)	(4,775,538)
Natural Gas Swaps	Derivative financial instruments	(153,746)	(605,139)
Petroleum Product Swaps	Derivative financial instruments	(9,490)	(45,040)
Propane Swaps	Derivative financial instruments	—	—
Interest Rate Swaps	Derivative financial instruments	(333,919)	(805,981)
Others	Derivative financial instruments	(42,333)	(10,934)
Total Derivatives not designated as hedging instruments		(6,752,811)	(10,700,948)
Total Liabilities		Ps. (6,752,811)	Ps. (10,700,948)
Net Total		Ps. 2,297,342	Ps. 4,216,735

(Figures stated in thousands, except as noted)

Derivatives Liabilities

	Location in Statement of Financial Position	Fair Value January 1, 2011
Derivatives not designated as hedging instruments		
Embedded Derivatives	Derivative financial instruments	Ps. —
Forwards	Derivative financial instruments	—
Futures	Derivative financial instruments	—
Stock Options	Derivative financial instruments	—
Natural Gas Options	Derivative financial instruments	(78,780)
Equity Swaps	Derivative financial instruments	(8,079)
Cross-currency Swaps	Derivative financial instruments	(3,133,225)
Natural Gas Swaps	Derivative financial instruments	(2,552,921)
Petroleum Product Swaps	Derivative financial instruments	(4,859,811)
Propane Swaps	Derivative financial instruments	—
Interest Rate Swaps	Derivative financial instruments	(1,223,281)
Others	Derivative financial instruments	(104,800)
Total Derivatives not designated as hedging instruments		**(11,960,897)**
Total Liabilities		**Ps. (11,960,897)**
Net Total		**Ps. 7,596,925**

The following table presents the gain (loss) recognized in income on PEMEX's DFIs for the years ended December 31, 2012 and 2011, and the line location in the financial statements of such gains and losses.

	Location of Gain (Loss) Recognized in Statement of Operations on Derivatives	Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives 2012	2011
Derivatives not designated as hedging instruments			
Embedded Derivatives	Finance cost	Ps. —	Ps. (277,042)
Forwards	Finance cost	(120,753)	(280,248)
Futures	Finance cost	(1,098,645)	(1,880,401)
Stock Options	Finance cost	1,418,503	(1,275,188)
Natural Gas Options	Finance cost	6,402	31,451
Equity Swaps	Finance cost	(7,211,961)	2,129,389
Cross-currency Swaps	Finance cost	664,773	571,822
Natural Gas Swaps	Finance cost	1,472	71,071
Petroleum Product Swaps	Finance cost	(130,662)	(594,694)
Propane Swaps	Finance cost	205,366	—
Interest Rate Swaps	Finance cost	(103,123)	(192,618)
Others	Finance cost	110,980	233
Total		**Ps. (6,257,648)**	**Ps. (1,696,225)**

(Figures stated in thousands, except as noted)

(c) Fair value hierarchy

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

The following tables present information about PEMEX's assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2012 and 2011 and January 1, 2011.

	Fair value hierarchy			
	Level 1	**Level 2**	**Level 3**	**Total as of December 31, 2012**
Assets:				
Derivative financial instruments	Ps. —	Ps. 9,050,153	Ps. —	Ps. 9,050,153
Available-for-sale financial assets	15,771,202	57	—	15,771,259
Permanent investments in shares of non-consolidated companies, associates and others	—	17,251,595	—	17,251,595
Liabilities:				
Derivative financial instruments	—	(6,752,811)	—	(6,752,811)

(Figures stated in thousands, except as noted)

	Fair value hierarchy			
	Level 1	Level 2	Level 3	Total as of December 31, 2011
Assets:				
Derivative financial instruments	Ps. —	Ps. 14,917,683	Ps. —	Ps. 14,917,683
Available-for-sale financial assets	24,655,980	—	—	24,655,980
Permanent investments in shares of non-consolidated companies, associates and others	—	15,669,603	—	15,669,603
Liabilities:				
Derivative financial instruments	—	(10,700,948)	—	(10,700,948)

	Fair value hierarchy			
	Level 1	Level 2	Level 3	Total as of January 1, 2011
Assets:				
Derivative financial instruments	Ps. —	Ps. 19,557,822	Ps. —	Ps. 19,557,822
Permanent investments in shares of non-consolidated companies, associates and others	—	13,555,269	—	13,555,269
Liabilities:				
Derivative financial instruments	—	(11,960,897)	—	(11,960,897)

Where directly comparable market quotes are not available to measure the fair value of PEMEX's financial instruments, PEMEX uses Level 2 valuation to calculate fair value based on quotes from major market sources. These market quotes are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives

The estimated fair value of the remaining financial assets and liabilities, as of December 31, 2012 and 2011 and as of January 1, 2011 in nominal terms, was as follows:

(Figures stated in thousands, except as noted)

	December 31, 2012		December 31, 2011	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
Assets:				
Cash and cash equivalents	**Ps. 119,234,891**	**Ps. 119,234,891**	Ps. 114,976,547	Ps. 114,976,547
Accounts, notes receivable and other	**133,009,511**	**133,009,511**	155,607,486	155,607,486
Liabilities:				
Suppliers	**61,513,451**	**61,513,451**	53,313,171	53,313,171
Accounts and accumulated expenses payable	**9,315,539**	**9,315,539**	13,163,140	13,163,140
Taxes payable	**43,980,843**	**43,980,843**	65,770,459	65,770,459
Current portion of long-term debt	**114,241,005**	**114,241,005**	110,497,449	110,497,449
Long-term debt	**672,617,595**	**719,937,119**	672,657,167	678,196,479

	January 1, 2011	
	Carrying value	**Fair value**
Assets:		
Cash and cash equivalents	Ps. 131,196,355	Ps. 131,196,355
Accounts, notes receivable and other	120,887,383	120,887,383
Liabilities:		
Suppliers	43,474,439	43,474,439
Accounts and accumulated expenses payable	11,723,183	11,723,183
Taxes payable	52,565,900	52,565,900
Current portion of long-term debt	89,554,617	89,554,617
Long-term debt	574,790,467	573,067,833

The fair values of the financial current assets and current liabilities presented in the table above appear for informational purposes only and most of these assets and liabilities fall under Level 1 of the fair value hierarchy.

The fair values of current financial assets and short-term liabilities are equal to their nominal values because, due to their short-term maturities, their nominal values are very close to their corresponding fair values.

The fair value of long-term debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, estimated fair values do not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

(Figures stated in thousands, except as noted)

NOTE 14—EMPLOYEE BENEFITS:

PEMEX has established defined benefit plans for the retirement of its employees, to which only the employer contributes. Benefits under these plans are based on an employee's salary and years of service completed at retirement. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework of the plan assets does not establish minimum funding requirements. PEMEX has also established plans for other post-employment benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services to retired employees and their dependents and cash provided for basic necessities.

PEMEX fund its employees benefits through Mexican trusts, the resources of which come from the seniority premium item of the Mexican Government's budget, or any other item that substitutes or relates to this item, or that is associated to the same item and the interests, dividends or capital gains obtained from the investments of the trusts.

During 2012 there were no changes to the benefits of the plans, nor was any reduction events and early extinguishment of employee benefit obligations.

The following table show the amounts associated with PEMEX's labor obligations:

	December 31,		January 1,
	2012	2011	2011
Liability for defined benefits at retirement and post-employment at the end of the year	Ps. 1,270,595,644	Ps. 849,254,113	Ps. 784,122,775
Liability for other long-term benefits	17,945,115	12,824,520	12,112,941
Total liability for defined benefits recognized in the statement of financial consolidated position at the end of the year	Ps. 1,288,540,759	Ps. 862,078,633	Ps. 796,235,716

(Figures stated in thousands, except as noted)

The following tables contain detailed information regarding PEMEX's retirement and post-employment benefits:

Changes in the Liability for Defined Benefits

		2012		2011
Liability for defined benefits at the beginning of year	Ps.	849,254,113	Ps.	784,122,775
Charge to income for the year		91,481,743		83,383,573
Defined benefits paid by the fund		(4,490,055)		(4,311,958)
Contributions paid to the fund		(30,796,230)		(28,868,232)
Actuarial losses in other comprehensive result due to variances in assumptions		365,146,073		14,927,955
Defined benefit liabilities at end of year	Ps.	1,270,595,644	Ps.	849,254,113

In 2012, the net actuarial loss of Ps. 365,146,073 was primarily due to the following modifications to the actuarial assumptions: (i) decreases in the discount rate and the rate of return of plan assets, from 8.65% in 2011 to 6.90% in 2012; (ii) a rise in the rate of increase of the price of gasoline, from 4.50% in 2011 to 7.10% in 2012; and (iii) a decrease in the inflation rate of the consumer food basket, from 5.00% in 2011 to 4.50% in 2012.

Changes in Plan Assets

		2012		2011
Plan assets at the beginning of year	Ps.	4,977,231	Ps.	4,258,341
Expected return on plan assets		1,187,856		1,029,227
Payments by the fund		(31,490,428)		(28,763,517)
Company contributions to the fund		30,796,230		28,868,231
Actuarial gains in plan assets		(421,664)		(415,051)
Plan assets at the end of the year	Ps.	5,049,225	Ps.	4,977,231

Changes in Defined Benefit Obligations

		2012		2011
Defined benefit obligations at the beginning of year	Ps.	854,161,562	Ps.	788,319,480
Service costs		20,518,547		18,446,939
Financing costs		71,820,624		65,946,890
Past service costs		7,745		—
Payments by the fund		(35,915,595)		(33,075,474)
Actuarial gains (remeasurements) in accumulated defined benefit obligations ("OBD") derived from changes in financial hypotheses		365,051,984		14,523,727
Defined benefit obligations at the end of year	Ps.	1,275,644,867	Ps.	854,161,562

(Figures stated in thousands, except as noted)

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

The effect of an increase or decrease of one percentage point in the assumed variation rate is a 15.43% decrease or a 20.18% increase in defined benefit obligations, respectively. The effect of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services point is a 26.69% increase or a 19.89% decrease in defined benefit obligations, respectively.

Assumptions regarding future mortality are based on the mortality table published by the *Comisión Nacional de Seguros y Fianzas* (National Commission of Insurance and Bonds), as recommended by the SHCP.

The effects discussed above were determined using the projected unit credit method, which is the applied in prior years.

The expected contribution to the fund for next year amounts to Ps. 35,025,900.

The average length of a defined benefit obligation is 18.08 years.

PEMEX's plan assets are held in two trusts, the *Fondo Laboral Pemex* ("FOLAPE") and the *Fideicomiso de Cobertura Laboral y de Vivienda* ("FICOLAVI"), which are managed by BBVA Bancomer, S.A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

As of December 31, 2012 and 2011 and as of January 1, 2011, the amounts and types of plan assets are as follows:

	December 31,		January 1,
	2012	2011	2011
Cash and cash equivalents	Ps. 3,017,245	Ps. 2,942,602	Ps. 2,579,057
Equity instruments	410,357	379,563	335,075
Debt instruments	1,621,623	1,655,066	1,344,208
Total plan assets	Ps. 5,049,225	Ps. 4,977,231	Ps. 4,258,340

The following tables present additional fair value disclosure about plan assets as of December 31, 2012 and 2011 and as of January 1, 2011:

(Figures stated in thousands, except as noted)

	Fair Value Measurements as of December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:				
Cash and cash equivalents	Ps. 3,017,245	Ps. —	Ps. —	Ps. 3,017,245
Equity instruments	410,357	—	—	410,357
Debt instruments	1,621,623	—	—	1,621,623
Total	Ps. 5,049,225	Ps. —	Ps. —	Ps. 5,049,225

	Fair Value Measurements as of December 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:				
Cash and cash equivalents	Ps. 2,942,602	Ps. —	Ps. —	Ps. 2,942,602
Equity instruments	379,563	—	—	379,563
Debt instruments	1,655,066	—	—	1,655,066
Total	Ps. 4,977,231	Ps. —	Ps. —	Ps. 4,977,231

	Fair Value Measurements as of January 1, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:				
Cash and cash equivalents	Ps. 2,579,057	Ps. —	Ps. —	Ps. 2,579,057
Equity instruments	335,075	—	—	335,075
Debt instruments	1,344,208	—	—	1,344,208
Total	Ps. 4,258,340	Ps. —	Ps. —	Ps. 4,258,340

(Figures stated in thousands, except as noted)

As of December 31, 2012 and 2011 and as of January 1, 2011, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Rate of increase in salaries	**5.10%**	5.10%	5.10%
Rate of increase in pensions	**4.60%**	4.60%	4.60%
Rate of increase in medical services	**6.79%**	6.36%	5.93%
Inflation assumption	**4.00%**	4.00%	4.00%
Discount rate	**6.90%**	8.65%	8.57%

(d) Other long-term benefits

PEMEX has established other long-term benefit plans for its employees, to which employees do not contribute, which correspond to the same seniority premiums payable for disability. Benefits under these plans are based on an employee's salary and years of service completed at separation. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework does not set forth any minimum funding requirements.

During the year under review there were no changes to plan benefits, nor was any reduction events and early extinguishment of employee benefit obligations.

The amounts recognized for these obligations in the statements of comprehensive income for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Liabilities / (Assets) Defined benefit at the beginning of year	**Ps. 12,824,520**	Ps. 12,112,941
Charge to income for the year	**2,086,252**	2,090,801
Defined Benefit Payments	**—**	—
Gain (loss) from Actuarial charge to income	**3,034,342**	(1,379,222)
Liabilities / (Assets) Defined benefit at the end of year	**Ps. 17,945,114**	Ps. 12,824,520

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Rate of increase in salaries	**5.10%**	5.10%	5.10%
Inflation assumption	**4.00%**	4.00%	4.00%
Discount rate	**6.90%**	8.65%	8.57%

(Figures stated in thousands, except as noted)

NOTE 15—PROVISIONS:

At December 31, 2012, 2011 and January 1, 2011, the provisions for sundry creditors and others is as follows:

	December 31,				January 1,	
	2012		2011		2011	
Provision for plugging of wells	Ps.	**48,153,060**	Ps.	42,507,002	Ps.	37,698,629
Provision for trails in process		**9,977,366**		8,421,697		8,430,796
Provision for environmental costs		**5,672,368**		5,527,919		5,297,933
	Ps.	**63,802,794**	Ps.	56,456,618	Ps.	51,427,358

The following tables show the allowance account for dismantling of wells, trials in progress and environmental costs:

	Dismantling of wells			
	December 31,			
	2012		2011	
Balance at the beginning of the period	Ps.	**42,507,002**	Ps.	37,698,629
Additions against fixed assets		**2,547,962**		(1,413,855)
Discount rate against income		**3,552,924**		6,598,215
Deductions		**(454,828)**		(375,987)
Balance at the end of the period	Ps.	**48,153,060**	Ps.	42,507,002

	Trials in progress			
	December 31,			
	2012		2011	
Balance at the beginning of the period	Ps.	**8,421,697**	Ps.	8,430,796
Additions against fixed assets		**2,452,104**		1,112,555
Discount rate against income		**(724,716)**		(960,989)
Deductions		**(171,719)**		(160,665)
Balance at the end of the period	Ps.	**9,977,366**	Ps.	8,421,697

	Environmental costs			
	December 31,			
	2012		2011	
Balance at the beginning of the period	Ps.	**5,527,919**	Ps.	5,297,933
Additions against fixed assets		**1,489,955**		1,832,152
Discount rate against income		**(971,469)**		(719,852)
Deductions		**(374,037)**		(882,314)
Balance at the end of the period	Ps.	**5,672,368**	Ps.	5,527,919

(Figures stated in thousands, except as noted)

Provision for dismantling

Pemex records a provision at present value for the future dismantlement cost of an oil production facility or pipeline at the time that it is built.

The dismantling provision represents the present value of dismantling costs related to oil and gas properties. These provisions have been created based on internal estimates of PEMEX. PEMEX has made certain assumptions based on the current economic environment that PEMEX believes provide a reasonable basis on which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes in the assumptions. However, actual dismantling costs in the long run will depend on future market prices for the necessary dismantling work, which reflect market conditions at the time the work is being performed.

Moreover, the time of dismantling depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas.

NOTE 16—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. Under this fiscal regime, Pemex-Exploration and Production's contribution scheme continues to be governed by the *Ley Federal de Derechos* (Federal Duties Law), while the fiscal regime for PEMEX (other than Pemex-Exploration and Production) is determined by the *Ley de Ingresos de la Federación* (Federal Revenue Law).

This regime was modified in each of 2007, 2008, 2009, 2010 and 2011. In addition, new modifications entered into effect on January 1, 2012, including the following:

i. *Campos marginales* ("marginal fields"), as defined by the Federal Duties Law or authorized by the SHCP, were added to the "special regime" of taxes consisting of the Special Hydrocarbons Duty, the Additional Hydrocarbons Duty and the Extraction of Hydrocarbons Duty. The taxes applicable to marginal fields vary depending on the level of production of the field, with production above a certain threshold subject to the special regime and production below the threshold subject to the general regime, including the Ordinary Hydrocarbons Duty. The special regime previously applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

ii. In 2011, the list of fields defined as marginal fields was published in a transition law, which provided that the SHCP would authorize any modifications to such list by November 30 of each year for the following fiscal year.

(Figures stated in thousands, except as noted)

iii. The Additional Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Special Hydrocarbons duty will apply to all production from the Paleocanal de Chicontepec (both segregated and general fields) and the deep waters in the Gulf of Mexico, and to production from marginal fields in excess of an annual "base" level of production.

The fiscal regime for PEMEX for 2012 contemplates the following duties:

(a) *Ordinary Hydrocarbons Duty ("DOSH")*—During 2012 and 2011, the applicable rates of this duty were 71.5% and 72.5%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2012, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 233,925,606, Ps. 233,925,517 and Ps. 278,417,852, respectively, totaling Ps. 747,623,002, with an outstanding amount of Ps. 1,354,027 which was credited to the annual payment of the DOSH. During 2011, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 184,499,470, Ps. 184,499,432 and Ps. 363,571,787, respectively, totaling Ps. 732,570,689, which was credited towards the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a "temporary difference", in accordance with IAS 12, "Income Taxes" ("IAS 12"). These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize. These deductions will expire in 2017.

Production that is subject to the special regime is not subject to the DOSH.

(b) *Hydrocarbons Duty for the Stabilization Fund*—Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate varies between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(Figures stated in thousands, except as noted)

(c) *Extraordinary Duty on Crude Oil Exports*—This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law (U.S. $85.00 during 2012 and U.S. $65.00 during 2011), times (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(d) *Duty for Scientific and Technological Research on Energy*—During 2012 and 2011, this duty was applied at a rate of 0.65% and 0.50%, respectively, to the value of the extracted production of crude oil and natural gas for the year.

(e) *Duty for Oil Monitoring*—This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year.

(f) *Extraction of Hydrocarbons Duty*—In 2012 this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i. Fields in the Paleocanal de Chicontepec as a whole.

ii. Fields in the Paleocanal de Chicontepec that have been segregated under the Federal Duties Law.

   Since October 2011, the *Comisión Nacional de Hidrocarburos* (National Hydrocarbons Commission, or the "NHC") segregated 29 of the fields in Chicontepec, pursuant to the authorization of the SHCP.

   Effective January 1, 2012, the Remolino was categorized as a marginal field, and is therefore no longer a segregated field in Chicontepec.

iii. The deep waters in the Gulf of Mexico (during 2012, no crude oil or natural gas was produced from such fields).

iv. Marginal fields, on with respect to the value of the production above a certain annual base production threshold. The base production from these fields is subject to the general regime pursuant to Articles 254 to 257 of the Federal Duties Law.

In each case, certain deductions are subtracted from the amount owed. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(Figures stated in thousands, except as noted)

(g) *Special Hydrocarbons Duty*—This duty is applied at a rate of 30% to the value of the crude oil and natural gas extracted from the fields covered in Note 16(f) above, minus certain permitted deductions (including specific investments, certain expenses and costs, among others).

Production above a threshold of 240 million barrels of crude oil equivalent is taxed at a rate of 36% of the value that exceeds this threshold.

The permitted deductions for certain costs, expenses and investments may not exceed 60% of the value of the crude oil and natural gas extracted annually from these fields.

(h) *Additional Hydrocarbons Duty*—This duty is determined by applying a 52% rate to the amount realized in excess of U.S. $67.31 and U.S. $63.91 (for 2012 and 2011, respectively) per barrel of crude oil. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. Producer Price Index.

(i) *Hydrocarbons Exploration Tax*—This duty applies a fee of 0.03% on the annual value of crude oil and natural gas extracted during the year. The fee is assessed on an annual basis, but is to be paid in advance monthly installments within seven business days following the end of each month. Collections of this duty are directed to the budget of the NHC. The Hydrocarbons Exploration Tax for 2012 will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2013, and the monthly advance payments made during the fiscal year will be credited to that amount.

(j) *IEPS Tax*—In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the domestic sales of gasoline and diesel. The IEPS Tax is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax, which is generated when the prices at which PEMEX is required to sell gasoline and diesel in the domestic market are lower than international market prices, against other taxes and payments to which PEMEX is also subject. In 2012 and 2011, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. As a result of this credit, PEMEX recognized in 2012 and 2011 approximately Ps. 214,102,498 and Ps. 178,861,838 in other revenues, respectively.

(Figures stated in thousands, except as noted)

(k) *Hydrocarbon Income Tax ("IRP")*—This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2012 and 2011, PEMEX generated an IRP as follows:

	December 31,			
	2012		2011	
Current IRP	**Ps.**	3,176,510	Ps.	555,335
Deferred IRP		(783,591)		(1,232,725)
Total IRP	**Ps.**	2,392,919	Ps.	(677,390)

During 2012 Petróleos Mexicanos and the Subsidiary Entities, other than Pemex-Exploration and Production, made aggregate daily and weekly payments of Ps. 758,718 and Ps. 758,854, respectively, as determined by the SHCP, for an overall total of Ps. 1,517,572 credited to the annual payment of the IRP. During 2011, the aggregate daily and weekly payments determined by the SHCP were Ps. 750,805 and Ps. 750,672, respectively, for an overall total of Ps. 1,501,477 credited to the annual payment.

The 2012 IRP will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2013, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos must comply for its own account, and for the account of the Subsidiary Entities, with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos is solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Mexican Government.

(Figures stated in thousands, except as noted)

The principal factors generating the deferred IRP are the following:

	December 31,				January 1,	
	2012		2011		2011	
Deferred IRP asset:						
Advances from customers	Ps.	**49,907**	Ps.	43,948	Ps.	38,530
Provision for contingencies and others[(1)]		**348,481**		442,663		214,320
Environmental reserve		**223,204**		5,857		5,857
Valuation of accounts receivable		—		33,880		30,882
Valuation of inventories		—		74,693		64,236
Total deferred IRP asset, net		**621,592**		601,041		353,825
Deferred IRP liability:						
Prepaid insurance accrual		—		—		(10,681)
Properties, plant and equipment		**(25,196,617)**		(25,959,657)		(26,934,485)
Total deferred IRP liability, net		**(25,196,617)**		(25,959,657)		(26,945,166)
Net long-term deferred IRP liability	**Ps.**	**(24,575,025)**	Ps.	(25,358,616)	Ps.	(26,591,341)

(1) Includes deferred IRP from Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals.

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	December 31,			
	2012		2011	
Expected IRP expense (benefit)	**Ps.**	**5,945,580**	Ps.	2,126,212
Increase (decrease) resulting from:				
Tax effect of inflation, net		**(835,493)**		(1,416,820)
Difference between accounting and tax depreciation		**(813,093)**		(1,214,613)
Non-taxable loss sharing in subsidiaries, associates and others		**(3,070,490)**		(779,667)
Non-deductible expenses		**809,303**		681,254
Other, net		**357,112**		(73,756)
IRP expense	**Ps.**	**2,392,919**	Ps.	(677,390)

(l) *Value Added Tax ("VAT")*—For VAT purposes, final monthly payments are determined based on PEMEX's cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

(m) *Income Tax*—Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or income tax liability.

(Figures stated in thousands, except as noted)

For the years ended December 31, 2012 and 2011, the Subsidiary Companies incurred the following income tax expense (benefit):

	December 31,			
	2012		2011	
Current income tax	Ps.	**1,664,257**	Ps.	3,281,445
Deferred income tax		**190,852**		356,589
	Ps.	**1,855,109**	Ps.	3,638,034

The principal factors generating the deferred income tax are the following:

	December 31,				January 1,	
	2012		2011		2011	
Deferred income tax asset:						
Provisions	Ps.	**47,081**	Ps.	580,041	Ps.	1,163,237
Employee benefits		**295,449**		72,553		69,661
Advance payments from clients		**99,639**		16,736		36,759
Losses from prior years		**822,924**		108,236		21,691
Non-recoverable accounts		**24,541**		26,390		24,721
Derivative financial instruments		**24,771**		15,065		99,012
Total deferred income tax asset		**1,314,405**		819,021		1,415,081
Deferred income tax liability:						
Properties, plant and equipment		**(2,167,435)**		(1,980,064)		(2,777,753)
Other		**(773,863)**		(542,213)		(13,741)
Total deferred income tax liability		**(2,941,298)**		(2,522,277)		(2,791,494)
Net long-term deferred income tax liability	Ps.	**(1,626,893)**	Ps.	(1,703,256)	Ps.	(1,376,413)

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	December 31,	
	2012	2011
Expected income tax expense	**Ps. 1,422,051**	Ps. 3,319,998
Increase (decrease) resulting from:		
Tax effect of inflation, net	**(30,714)**	24,352
Difference between accounting and tax depreciation	**278,347**	(4,569)
Non-deductible expenses	**2,107**	153,856
Others, net[1]	**183,318**	144,397
Income tax expense	**Ps. 1,855,109**	Ps. 3,638,034

(1) The deferred tax effect of gains and losses from PMI CIM's performance is presented in profit (loss) comprehensive income in the amount of Ps. 267,215 and Ps. 29,746 in 2012 and 2011, respectively.

NOTE 17—EQUITY (DEFICIT):

(a) Certificates of Contribution "A"—permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board.

(Figures stated in thousands, except as noted)

In December 1997, the Board and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution "A" in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2012, the value of the Certificates of Contribution "A" was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318).

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution "A" constitute permanent capital. As a result, the Certificates of Contribution "A" are as follows:

		Amount
Certificates of Contribution "A"	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		39,382,372
Certificates of Contribution "A" in pesos of December 31, 2007 purchasing power	Ps.	49,604,835

Regarding equity and other equity items, PEMEX recognized the effects of inflation in the preparation of its consolidated financial statements until December 31, 1997, the last year in which the economy was deemed as hyperinflationary in accordance with IAS 29, "Financial Reporting in Hyperinflationary Economies", under IFRS.

(b) Mexican Government's contributions

During 2009, due to certain changes in the fiscal regime of Petróleos Mexicanos, the SHCP requested the return of Ps. 40,104 as reimbursement of funds that had been received by Petróleos Mexicanos in 2008 under Article 19, Fraction IV, clause c of the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability). Additionally, PEMEX received under the terms of the same provision a payment in the amount of Ps. 12,600 during the 2008 fiscal year, which was applied toward implementation of programs and investments in infrastructure projects. In addition, PEMEX capitalized an amount of Ps. 494,714, corresponding to interest earned at the end of 2009 on funds provided by the Mexican Government for use in infrastructure works, resulting in an overall increase in equity of Ps. 467,210 for the year.

During 2010, PEMEX capitalized an amount of Ps. 122, corresponding to interest earned at the end of 2010 on funds provided by the Mexican Government for use in infrastructure works in accordance with the Federal Law of Budget and Fiscal Accountability, Article 19, Fraction IV, clauses b and c. In 2012 and 2011, PEMEX did not receive any funds from the Mexican Government under this provision.

(Figures stated in thousands, except as noted)

(c) Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company's capital stock. During 2012 and 2011, the Subsidiary Companies made no contributions to such legal reserve funds.

(d) Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the *Ley de Concursos Mercantiles* (Commercial Bankruptcy Law of Mexico) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX's institutional strategy, including through the adoption in November 2008 of amendments to PEMEX's legal framework, which permit it greater autonomy in decision making and enhanced operational viability.

(e) Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the consolidated statements of changes in equity (deficit) as "non-controlling interests", and as net income and comprehensive income for the period, attributable to non-controlling interests, in the consolidated statement of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

As of December 31, 2012 and 2011 and as of January 1, 2011, non-controlling interests represented Ps. 698,453, Ps. 998,632 and Ps. 1,091,335, respectively, of PEMEX's equity.

NOTE 18—FINANCE COST:

At December 31, 2012 and 2011, the financing cost, was as follows:

		2012		2011
Earnings by derivative financial instruments	Ps.	20,683,047	Ps.	26,386,424
Interest income		2,531,791		4,197,810
Interest expense		(46,010,543)		(35,153,558)
Expense by derivative financial instruments		(26,940,695)		(28,082,649)
Net financing cost	Ps.	(49,736,400)	Ps.	(32,651,973)

NOTE 19—RELATED PARTIES:

All significant intercompany balances and transactions have been eliminated in the consolidation of PEMEX's financial statements. Balances and transactions with related parties are mainly due to: (i) sale and purchase of products, (ii) administrative services rendered and (iii) financial loans among related parties. The terms and conditions of transactions with related parties were no more favorable than those available to other parties on an arm's length basis.

Under the *Ley Federal de Responsabilidades Administrativas de los Servidores Públicos* (Federal Law of Administrative Responsibilities of Public Officials), PEMEX's directors and employees are obligated to "recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof."

Related parties include individuals and companies that do not form part of PEMEX, but that could take advantage of being in a privileged position as a result of their relation with PEMEX. Also included are situations in which PEMEX could take advantage of a special relationship in order to benefit its financial position or results of operations.

(Figures stated in thousands, except as noted)

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into franchise agreements with Pemex-Refining for the sale and purchase of gasoline and other products, as well as the performance of other related activities. As of the date of these consolidated financial statements, their ownership interests are as follows:

Company	Name	Ownership Share
Servicio Cozumel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
Planta de Combustible Cozumel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	60%
Gasolinera y Servicios Juárez, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%
Combustibles Caleta, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	20%
	Mr. Pedro Oscar Joaquín Delbouis	20%
	Mr. Nassim Joaquín Delbouis	20%
	Mr. Fausto Nassim Joaquín Ibarra	20%
	Mr. Ignacio Nassim Ruiz Joaquín	20%
Combustibles San Miguel, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%
Combustibles Tatich, S.A. de C.V.	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%

These franchise agreements are based on PEMEX's standard forms of franchise agreements and contain the standard terms and conditions applicable to all of Pemex-Refining's franchises.

(Figures stated in thousands, except as noted)

The following tables show the accounts receivable and accounts payable with related parties at December 31, 2012 and 2011 and as of January 1, 2011. All of the companies included in the tables are considered to be partners or affiliates of PEMEX.

	December 31,				January 1,	
	2012		2011		2011	
Accounts receivable:						
Terrenos Para Industrias, S.A.	**Ps.**	**19,019**	Ps.	18,976	Ps.	18,955
TDF, S. de R.L. de C.V.		**4,202**		—		—
Total accounts receivable	**Ps.**	**23,221**	Ps.	18,976	Ps.	18,955

	December 31,				January 1,	
	2012		2011		2011	
Accounts payable:						
Gasoductos de Tamaulipas, S. de R.L. de C.V.	**Ps.**	**118,034**	Ps.	115,977	Ps.	—
Gasoductos de Chihuahua, S. de R.L. de C.V.		**871**		1,280		3,362
TDF, S. de R.L. de C.V.		—		31,086		—
Total accounts payable	**Ps.**	**118,905**	Ps.	148,343	Ps.	3,362

(a) Compensation of Directors and Officers

For the years ended December 31, 2012 and 2011, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 167,800 and Ps. 154,400, respectively. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2012 and 2011 to the professional members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities was approximately Ps. 13,600 and Ps. 13,700, respectively.

(Figures stated in thousands, except as noted)

(b) Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers' Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the *Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios* (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months' salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2012 was Ps. 21,785, at December 31, 2011 was Ps. 18,259 and at January 1, 2011 was Ps. 17,330. As of March 31, 2013, the aggregate amount of salary advances outstanding to PEMEX's executive officers was Ps. 20,317.

NOTE 20—COMMITMENTS:

(a) PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b) PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2012 and 2011, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 11,169,054 and Ps. 14,190,684, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen plant under the terms of the contract. Estimated future payments under this contract for upcoming fiscal years are as follows:

2013	Ps.	1,347,768
2014		1,371,538
2015		1,406,223
2016		827,442
2017		591,335
More than 5 years		5,624,748
Total	Ps.	11,169,054

(c) During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern region. The term of this contract runs until 2017. As of December 31, 2012 and 2011, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 617,055 and Ps. 1,179,745,

(Figures stated in thousands, except as noted)

respectively. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract. Estimated future payments under this contract for upcoming fiscal years are as follows:

2013	Ps.	123,672
2014		123,672
2015		123,672
2016		123,802
2017		122,237
Total	Ps.	617,055

(d) As of December 31, 2012, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed works, it has no payment obligations under the contracts. As of December 31, 2012 and 2011, the estimated value of these contracts was as follows:

Contract date	Block	2012		2011	
February 9, 2004	Olmos	U.S. $	297,890	U.S. $	299,072
November 21, 2003	Cuervito		45,558		78,297
November 28, 2003	Misión		639,002		787,156
November 14, 2003	Reynosa-Monterrey		1,966,108		1,995,904
December 8, 2003	Fronterizo		72,948		104,645
March 23, 2005	Pirineo		348,582		382,378
April 3, 2007	Nejo		919,368		324,302
April 20, 2007	Monclova		718,545		157,371
May 12, 2008	Burgos VII		171,891		418,062
Total		U.S. $	5,179,892	U.S. $	4,547,187

(e) In 2011, Pemex-Exploration and Production entered into three integrated exploration and production contracts ("Integrated E&P Contracts") for the development of mature fields in the Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico. In 2012, Pemex-Exploration and Production entered into five Integrated E&P Contracts for the development of fields in Arenque, Altamira, Pánuco, San Andrés and Tierra Blanca. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX's cash flow from the particular block subject to each contract. As of December 31, 2012, PEMEX had not made payments pursuant to the Integrated E&P Contracts.

(Figures stated in thousands, except as noted)

(f) In 2012, Pemex-Exploration and Production contracted for the construction of two self-elevating offshore platforms for a total of approximately U.S. $509,116. Pemex-Exploration and Production has made an advance payment of U.S. $42,000 for each platform in order to initiate construction, which is estimated to take two years. The outstanding amount for the platforms will be paid through a financial lease for a period of 10 years, after which Pemex-Exploration and Production may exercise the option to purchase the platforms for a notional amount.

(g) As of December 31, 2012 and 2011, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 470,232,689 and Ps. 350,247,891, respectively. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

NOTE 21—CONTINGENCIES:

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of December 31, 2012 and 2011, the reserve for environmental remediation expenses totaled Ps. 5,672,368 and Ps. 5,527,919, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2012 and 2011, PEMEX had accrued a reserve of Ps. 9,977,365 and Ps. 8,421,697, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general

(Figures stated in thousands, except as noted)

liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On December 14, 2011, CONPROCA filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On January 11, 2012, the ICA specified the amounts to be paid by the parties under the award; Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,170 and CONPROCA was ordered to pay U.S. $29,050 (not including financial expenses or taxes). On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On September 21, 2012, Petróleos Mexicanos and Pemex-Refining filed a response to CONPROCA's motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending. On December 11, 2012, the Eleventh District Civil Court ordered CONPROCA to refrain from any attempt to execute the arbitration award in Mexico or abroad. CONPROCA responded to the claim before the Eleventh District Civil Court on January 18, 2013, and on March 7, 2013, the evidentiary stage before this Court concluded. As of the date of this report, a hearing before the Eleventh District Civil Court is still pending.

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the Court issued a judgment recognizing the award and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. Pemex-Exploration and Production deposited U.S. $395,009 in an account of the Court on December 30, 2010 as a guarantee. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the arbitration award be declared null and

(Figures stated in thousands, except as noted)

void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. On February 16, 2012, the Second Circuit Court of Appeals granted Pemex-Exploration and Production's motion, and vacated the U.S. District Court's judgment and remanded the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA then requested that the arbitration award be confirmed. On May 10, 2012, July 12, 2012, September 5, 2012 and September 19, 2012, hearings were held before the U.S. District Court. In March 2013, Pemex-Exploration and Production and COMMISA held a meeting to discuss the actionable claims COMMISA may have before Mexican courts, as well as the possibility of reaching an out-of-court settlement. As of the date of this report, a final resolution is still pending.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Exploration and Production to amend its claim. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added

(Figures stated in thousands, except as noted)

tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Refining to amend its claim. On January 18, 2013, Pemex-Refining filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts' opinions. The Court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. As of the date of this report, the trial continues to be in the evidentiary stage.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. On December 14, 2012, the plaintiffs filed documentary evidence, but the Court rejected their additional documentary evidence. On December 24, 2012 the Court admitted the additional documentary evidence that it had previously rejected. On January 18, 2013, Pemex-Exploration and Production filed an *amparo* (No. 105/2013) before the *Juzgado Primero de Distrito* (First District Court) in Tabasco against the resolution issued on December 24, 2012. This *amparo* was admitted on March 5, 2013. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional

(Figures stated in thousands, except as noted)

Metropolitan Court) of the Tax and Administrative Federal Court on April 14, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the Court admitted economic and financial evidence and ordered Pemex-Exploration and Production to appoint its experts. On June 29, 2012, Pemex-Exploration and Production filed its experts' opinions. As of the date of this report, the participation of the independent experts is still pending. The pleading stage will begin once the evidentiary stage concludes.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim. On August 22, 2011, the Court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management expert opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production's experts filed their opinions with the Court. As of the date of this report, the trial is in the evidentiary stage.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions. On July 19, 2012, the Court rejected a motion filed by the defendants arguing that the court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, to appear before the Court. As of the date of this report, a response to this claim is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated.

(Figures stated in thousands, except as noted)

When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 22—SUBSEQUENT EVENTS:

During the period from January 1 to March 22, 2013, PEMEX participated in the following financing activities:

- On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

- On January 30, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023 under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

- On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

- On March 12, 2013, PMI NASA obtained a loan for U.S. $37,997 bearing interest at 3.8%, which matures on January 27, 2022.

- On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

(Figures stated in thousands, except as noted)

- Between January 1 and April 15, 2013, PMI HBV obtained U.S. $3,737,000 from its revolving credit line and repaid U.S. $3,297,000. As of April 15, 2013, the amount outstanding under this facility was U.S. $440,000.

On April 15, 2013, the Mexican peso-U.S. dollar exchange rate was Ps. 12.0691 per U.S. dollar, which represents a 7% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2012, which was Ps. 13.0101 per U.S. dollar.

On April 15, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $96.37 per barrel; this price increased by approximately 8.99% as compared to the average price as of December 31, 2012, which was U.S. $96.60 per barrel.

As of December 31, 2012, PEMEX has valued and recorded the 59,804,431 Repsol shares acquired through PMI HBV as an available-for-sale asset. The market value of Repsol shares has increased approximately 8% from €15.335 per share as of December 31, 2012 to €16.63 per share as of April 15, 2013.

On January 31, 2013, an explosion took place at the B-2 building located in PEMEX's headquarters (*Centro Administrativo Pemex*) in Mexico City. As a result of the incident, 37 people died and 120 were injured. In response, PEMEX activated its financial operations contingency system, which allowed its production processes and response and execution capacity to continue without any irregularities. Operations at PEMEX's headquarters resumed on February 6, 2013, once experts had confirmed that doing so did not present any risks. As of the date of this report, the investigation into the causes of the incident is still ongoing.

NOTE 23—EXPLANATION OF TRANSITION TO IFRS:

As stated in Note 2, 2012 is the first year in which PEMEX has prepared its consolidated financial statements in accordance with IFRS. The accounting policies set out in Note 3 have been applied in preparing these consolidated financial statements as of and for the twelve months ended December 31, 2012, the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date).

(a) Exemptions and exceptions in the adoption of IFRS

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1 PEMEX, in accordance with IFRS 1, chose the following exemptions and exceptions:

Optional exemptions under IFRS

(i) Exemption to use fair value as deemed cost for well, pipelines, plant and equipment items

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the transition date to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, provided that such book value is broadly comparable to (a) fair value or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value certain of its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of retained earnings (accumulated losses) under IFRS as of the transition date.

(ii) Exemption for borrowing costs

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23, "Borrowing Costs" ("IAS 23"), which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

(iii) Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Mandatory exceptions under IFRS 1

(i) Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity's former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

Other policy changes

(i) Early adoption of IAS 19 (Revised), Employee Benefits ("IAS 19 Revised")

PEMEX decided to make an early adoption of IAS 19 Revised, which eliminates the "corridor method" to recognize actuarial gains and losses. Under IAS 19 Revised, these items are recognized in other comprehensive result once they are determined.

As a result, PEMEX has recognized all unamortized amounts (actuarial gains or losses and plan amendments) reported under Mexican FRS against the initial balance of retained earnings (accumulated losses) under IFRS. In addition, accruals for termination benefits are only recognized when an entity has incurred a legal obligation to pay such benefits. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits, which includes statutory settlements and seniority premiums payable, against the initial balance of retained earnings (accumulated losses) under IFRS.

(b) *Reconciliations from Mexican FRS to IFRS*

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX's financial position, comprehensive income and cash flows, as well as explanations of variations in IFRS adjustments, are set out in the following tables and the notes thereto:

(Figures stated in thousands, except as noted)

Reconciliation of financial position as of January 1, 2011 (transition date) from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2010	Adjustments and/or Reclassifications	Ref	IFRS As of January 1, 2011
ASSETS:				
Current assets:				
Cash and cash equivalents	Ps. 133,587,079	Ps. (2,390,724)	1	Ps. 131,196,355
Accounts, notes receivables and others—Net	120,887,383	—		120,887,383
Inventories—Net	40,518,866	(1,250,995)	2	39,267,871
Derivative financial instruments	20,917,211	(1,359,389)	3	19,557,822
Total current assets	315,910,539	(5,001,108)		310,909,431
Non-current assets:				
Available-for-sale financial assets	—	—		—
Permanent investments in shares of non-consolidated companies, associates and others	11,116,080	2,439,189	1	13,555,269
Well, pipelines, properties, plant and equipment—Net	1,061,387,901	478,213,286	4	1,539,601,187
Deferred taxes	566,818	1,202,088		1,768,906
Other assets—Net	6,215,242	8,685,467	1,5,6,8	14,900,709
Total non-current assets	1,079,286,041	490,540,030		1,569,826,071
Total assets	Ps. 1,395,196,580	Ps. 485,538,922		Ps. 1,880,735,502
LIABILITIES:				
Current liabilities:				
Current portion of long-term debt	Ps. 89,554,617	Ps. —		Ps. 89,554,617
Suppliers	43,474,439	—		43,474,439
Accounts and accrued expenses	9,602,215	2,120,968	3	11,723,183
Derivative financial instruments	12,056,457	(95,560)		11,960,897
Taxes and duties payable	52,565,900	—		52,565,900
Total current liabilities	207,253,628	2,025,408		209,279,036
Long-term debt	575,170,797	(380,330)	6	574,790,467
Employee benefits	661,365,065	134,870,651	7	796,235,716
Provisions for sundry creditors	51,427,358	—		51,427,358
Other liabilities	4,066,083	(1,363,481)	6	2,702,602
Deferred taxes	7,215,760	22,520,900	8	29,736,660
Total long-term liabilities	1,299,245,063	155,647,740		1,454,892,803
Total liabilities	Ps. 1,506,498,691	Ps. 157,673,148		Ps. 1,664,171,839
EQUITY (DEFICIT):				
Controlling interest:				
Certificates of Contribution "A"	Ps. 96,957,993	Ps. (47,353,158)	9	Ps. 49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Accumulated other comprehensive result	4,633,839	(4,633,839)	10	—
Accumulated income (losses)	(395,355,236)	381,514,378	4,7,9,10	(13,840,858)
Total controlling interest	(112,393,446)	327,865,774		215,472,328
Non-controlling interest	1,091,335	—		1,091,335
Total equity	(111,302,111)	327,865,774		216,563,663
Total liabilities and equity	Ps. 1,395,196,580	Ps. 485,538,922		Ps. 1,880,735,502

(Figures stated in thousands, except as noted)

Reconciliation of financial position as of December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2011	Adjustments and/or Reclassifications	Ref	IFRS As of December 31, 2011
ASSETS:				
Current assets:				
Cash and cash equivalents	Ps. 117,100,111	Ps. (2,123,564)	1	Ps. 114,976,547
Accounts, notes receivables and others—Net	154,658,669	948,817		155,607,486
Inventories—Net	44,152,462	865,690	2	45,018,152
Derivative financial instruments	16,903,030	(1,985,347)	3	14,917,683
Total current assets	332,814,272	(2,294,404)		330,519,868
Non-current assets:				
Available-for-sale financial assets	24,655,980	—		24,655,980
Permanent investments in shares of non-consolidated companies, associates and others	12,913,364	2,756,239	1	15,669,603
Well, pipelines, properties, plant and equipment—Net	1,152,505,680	439,919,083	4	1,592,424,763
Deferred taxes	593,759	826,303		1,420,062
Other assets—Net	9,861,921	6,821,678	1,5,6,8	16,683,599
Total non-current assets	1,200,530,704	450,323,303		1,650,854,007
Total assets	Ps. 1,533,344,976	Ps. 448,028,899		Ps. 1,981,373,875
LIABILITIES:				
Current liabilities:				
Current portion of long-term debt	Ps. 110,497,449	Ps. —		Ps. 110,497,449
Suppliers	53,313,171	—		53,313,171
Accounts and accrued expenses	13,109,526	53,614	3	13,163,140
Derivative financial instruments	10,779,297	(78,349)		10,700,948
Taxes and duties payable	65,770,459	—		65,770,459
Total current liabilities	253,469,902	(24,735)		253,445,167
Long-term liabilities:				
Long-term debt	672,275,110	382,057	6	672,657,167
Employee benefits	731,016,999	131,061,634	7	862,078,633
Provisions	56,456,618	—		56,456,618
Other liabilities	7,827,643	(2,749,934)	6	5,077,709
Deferred taxes	6,217,833	22,264,101	8	28,481,934
Total long-term liabilities	1,473,794,203	150,957,858		1,624,752,061
Total liabilities	Ps. 1,727,264,105	Ps. 150,933,123		Ps. 1,878,197,228
EQUITY (DEFICIT):				
Controlling interest:				
Certificates of Contribution "A"	Ps. 96,957,993	Ps. (47,353,158)	9	Ps. 49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Accumulated other comprehensive result	13,385,227	(19,947,450)	10	(6,562,223)
Accumulated income (losses)	(392,940,188)	379,099,330	4,7,9,10	(13,840,858)
Net income (loss) for the year	(93,690,751)	(13,041,339)		(106,732,090)
Total controlling interest	(194,917,761)	297,095,776		102,178,015
Total non-controlling interest	998,632	—		998,632
Total equity	(193,919,129)	297,095,776		103,176,647
Total liabilities and equity	Ps. 1,533,344,976	Ps. 448,028,899		Ps. 1,981,373,875

(Figures stated in thousands, except as noted)

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011	Adjustments and/or reclassifications	Ref	IFRS For the year ended December 31, 2011
Net sales	Ps. 1,558,428,922	Ps. 25,195	11	Ps. 1,558,454,117
Cost of sales	780,625,539	(1,849,168)	2,4,7	778,776,371
Gross income	777,803,383	1,874,363		779,677,746
Other revenues net	195,544,884	(6,425,023)	4	189,119,861
Transportation and distribution expenses	31,349,011	(4,639,334)	5,7	26,709,677
Administrative expenses	65,029,047	15,747,772	7	80,776,819
Operating income	876,970,209	(15,659,098)		861,311,111
Financing Cost—Net	(32,840,763)	188,790	3	(32,651,973)
Exchange gain (loss)	(58,800,623)	(1,342,629)	4	(60,143,252)
	(91,641,386)	(1,153,839)		(92,795,225)
Profit (loss) sharing in non-consolidated companies, associates and others	(796,398)	(14,355)		(810,753)
Income before taxes and duties	784,532,425	(16,827,292)		767,705,133
Hydrocarbon extraction duties and others	871,686,746	—		871,686,746
Hydrocarbon income tax	708,469	(1,385,859)		(677,390)
Income tax	3,620,531	17,503	8	3,638,034
	876,015,746	(1,368,356)		874,647,390
Net income (loss) for the year	Ps. (91,483,321)	Ps. (15,458,936)		Ps. (106,942,257)

(Figures stated in thousands, except as noted)

(c) Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011

1. Cash and cash equivalents

FRS C-1, "Cash and Cash Equivalents", requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, "Presentation of Financial Statements", restricted cash must be presented separately from "cash and cash equivalents" on the statement of financial position. PEMEX has therefore reclassified Ps. 2,390,724 and Ps. 2,123,564 as of January 1, 2011 and December 31, 2011, respectively, from "cash and cash equivalents" under Mexican FRS to "permanent investments in shares of non-consolidated companies, associates and others" under IFRS.

2. Inventories

Certain components of "wells, pipelines, properties, plant and equipment" (spare parts) were classified in the line item "inventories" under Mexican FRS. However, these components have since been classified as fixed assets in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"). Accordingly, PEMEX reclassified Ps. 1,250,995 and Ps. 647,340 as of January 1, 2011 and December 31, 2011, respectively, from "inventories" under Mexican FRS to "wells, pipelines, properties, plant and equipment" under IFRS.

As of December 31, 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps. 1,513,029.

3. Derivative financial instruments

DFIs were recognized at fair value at the transition date. The fair value was modified to include the counterparty risk in the valuation method, in accordance with IAS 39. The adjustment applied as of January 1, 2011 resulted in a decrease in other current assets of Ps. 1,359,389 and in a decrease in accounts payable and other of Ps. 95,560, thereby affecting accumulated losses.

For the period ended December 31, 2011, changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period, resulted in decreases in other current assets and in accounts payable and other of Ps. 1,985,347 and Ps. 78,349, respectively, which led to a financing cost of Ps. 43,588.

(Figures stated in thousands, except as noted)

4. Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain wells, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 486,501,494 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment as of January 1, 2011, which was recognized against accumulated losses.

In addition, IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year resulted in a debit to cost of sales and operating expenses of Ps. 29,615,741.

As of December 31, 2011, some cash-generating units had improved economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 6,855,535 of impairment previously recognized in other revenues.

PEMEX reclassified costs of exploratory wells not associated with any reserve from fixed assets to intangible assets in the amount of Ps. 9,231,901 at January 1, 2011 and Ps. 9,552,703 at December 31, 2011, until it is determined if they are subject to capitalization in accordance with IFRS 6.

As of December 31, 2011, in accordance with IAS 23, the effects of capitalization of financing cost previously recognized under Mexican FRS in the amount of Ps. 1,342,630 were eliminated against exchange losses.

5. Easements and rights of way

Under Mexican FRS, certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses. However, these easements and rights of way are classified as intangible assets under IFRS. As a result, PEMEX recognized Ps. 1,197,380 in intangible assets as of January 1, 2011, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 307,302 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses in the amount of Ps. 890,078.

As of December 31, 2011, the effect of rights of way was Ps. 1,146,954, comprised of (i) a reclassification of Ps. 291,749 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 855,205.

(Figures stated in thousands, except as noted)

6. Long-term debt

For the year ended December 31, 2011, under IFRS, PEMEX recognized an amortized cost effect of debt in the amount of Ps. 4,436.

PEMEX reclassified as long-term debt Ps. 1,743,813 and Ps. 1,804,872 as of January 1 and December 31, 2011, respectively, in expenses related to the issue of debt, which were previously recorded as other assets. Likewise, PEMEX reclassified liabilities related to the issue of debt of Ps. 1,363,484 as of January 1, 2011 and Ps. 2,191,365 as of December 31, 2011.

7. Employee benefits

The Ps. 134,870,651 decrease in equity due to employee benefits was comprised of the following:

PEMEX chose the early adoption of IAS 19 for employee benefits, as described in Note 14. As a result, unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 146,275,213 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses in the opening statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, which resulted in Ps. 11,404,562 being credited against accumulated losses in the opening statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 3,809,017, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 14,919,806 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 18,728,823.

8. Deferred taxes

As a result of the change in the book basis of assets and liabilities due to the transition to IFRS, deferred tax assets increased by Ps. 69,661 as compared to the amount recognized under Mexican FRS. This was offset by a Ps. 21,363,049 increase in deferred tax liabilities. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

In accordance with IAS 12, PEMEX eliminated the component of deferred employee profit sharing previously recognized under Mexican FRS, resulting in a Ps. 25,432 credit against accumulated losses on the opening statement of financial position under IFRS as of January 1, 2011. As a result of this change, PEMEX recognized a credit of Ps. 9,691 in the statement of comprehensive income at December 31, 2011.

(Figures stated in thousands, except as noted)

9. Recognition of inflationary effects

Under Mexican FRS, PEMEX previously recognized inflation effects in respect of its Certificates of Contribution "A" and contributions of the Mexican Government prior to December 31, 2007, the date on which the Mexican economy was no longer considered hyperinflationary. As a result, Ps. 49,043,180 in inflation effects recognized after this date were reclassified as accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

10. Other comprehensive result

Foreign currency translation. In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the opening statement of financial position under IFRS. This adjustment did not impact the total value of equity.

Accumulated losses and comprehensive result. Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result as of January 1, 2011.

11. Transfers of assets from customers

During 2011, PEMEX received assets from customers totaling Ps. 25,195, which were recognized as ordinary revenues in accordance with International Financial Reporting Interpretation ("IFRIC") 18 "Transfers of Assets from Customers".

12. Cash flow statements

The IFRS adoption adjustments described above did not affect PEMEX's cash flows, as shown in the line item "cash and cash equivalents" in the statement of financial position.

(Figures stated in thousands, except as noted)

NOTE 24—SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED):

Effective January 1, 2010, certain of the SEC's rules were revised in order to modernize the reporting requirements applicable to oil and gas companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

- *Crude oil prices.* Evaluation of the economic producibility of reserves and discounted cash flows must each be based on a 12-month average crude oil price that is calculated by using the price on the first day of each month during the period, unless contractual arrangements designate a different price to be used.

- *Proved undeveloped reserves.* Reserves may be classified as proved undeveloped reserves if: (1) there is a high degree of confidence that the relevant quantities of such reserves will be recovered; and (2) the related drilling is scheduled to begin within the next five years, unless the specific circumstances justify a longer time.

- *Reserves estimation using new technologies.* Reserves may be estimated through the use of reliable advanced technologies in addition to those, such as flow tests and production history, previously recognized by the SEC.

- *Reserves estimation personnel and process.* Additional disclosure is required regarding the qualifications of those who oversee a company's reserves estimation process. A general discussion of the internal controls used to assure the objectivity of reserves estimates is also now required.

There has been no material change in Mexico's proved reserves as a result of the application of these revised SEC rules.

The following tables provide supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932-10-5 "Extractive Activities—Oil and Gas" ("ASC Topic 932") and Accounting Standards Update 2010-03 ("ASU 2010-03").

All exploration and production activities of Pemex-Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex-Exploration and Production's oil and gas producing activities.

(Figures stated in thousands, except as noted)

Capitalized costs for oil and gas producing activities (unaudited):

	As of December 31,		
	2012	2011	2010
Proved properties	**Ps. 2,108,592,519**	Ps. 1,921,817,651	Ps. 1,779,160,246
Construction in progress	**46,908,049**	54,255,040	50,712,384
Accumulated depreciation and amortization	**(870,694,075)**	(756,353,372)	(654,601,643)
Net capitalized costs	**Ps. 1,284,806,493**	Ps. 1,219,719,319	Ps. 1,175,270,987

Costs incurred for oil and gas property exploration and development activities (unaudited):

	2012	2011
Exploration	**Ps. 33,345,223**	Ps. 32,765,335
Development	**158,425,613**	131,114,962
Total costs incurred	**Ps. 191,770,836**	Ps. 163,880,297

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 11,978,531 and Ps. 13,725,400 for 2012 and 2011, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

Results of operations for oil and gas producing activities (unaudited):

	2012	2011
Revenues from sale of oil and gas	**Ps. 1,333,247,872**	Ps. 1,270,832,133
Hydrocarbon duties	**898,064,551**	871,471,372
Production costs (excluding taxes)	**121,973,668**	103,250,426
Other costs and expenses	**30,828,632**	30,676,623
Exploration expenses	**25,820,942**	25,746,850
Depreciation, depletion, amortization and accretion	**122,356,141**	107,385,238
	1,199,043,934	1,138,530,509
Results of operations for oil and gas producing activities	**Ps. 134,203,938**	Ps. 132,301,624

Note: Numbers may not total due to rounding.

(Figures stated in thousands, except as noted)

Crude oil and natural gas reserves:

(a) Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes):

	2012	2011	2010
Weighted average sales price per barrel of oil equivalent (boe)(1)	**U.S. $ 78.89**	U.S. $ 80.41	U.S. $ 58.49
Crude oil, per barrel	**102.36**	100.01	72.25
Natural gas, per thousand cubic feet	**4.03**	4.56	4.52

(1) To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(b) Crude oil and natural gas reserves (unaudited)

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2012 were prepared by PEMEX and were reviewed by the Independent Engineering Firms (as defined below), which audit the hydrocarbon reserves. In addition, pursuant to the *Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs), PEMEX's proved reserves estimates as of December 31, 2012 were reviewed and approved by the NHC on March 14, 2013. The proved reserves estimates were then registered and published by the *Secretaría de Energía* (Ministry of Energy) on March 18, 2013.

PEMEX estimates Mexico's reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE publication entitled *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information*, dated February 19, 2007, and other SPE publications, including the SPE's publication entitled *Petroleum Resources Management System*, as well as other technical sources, including *Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate*, by Chapman Cronquist, and *Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1*, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

- experience in the area;
- stage of development;
- quality and completeness of basic data; and
- production and pressure histories.

Reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

During 2012, PEMEX did not record any material increase in Mexico's hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of its reserves estimation efforts, PEMEX has undertaken the internal certification of its estimates of Mexico's reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production's exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the *Gerencia de Recursos y Reservas* (Office of Resources and Reserves), the central hydrocarbon reserves management body of PEMEX. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC's rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX's reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODAL™ (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of these personnel have been certified by the *Secretaría de Educación Pública* (Ministry of Public Education), most have earned master's degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, PEMEX's final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited PEMEX's estimates of Mexico's proved reserves as of December 31, 2012: Netherland, Sewell International, S. de R.L. de C.V. ("Netherland Sewell"); DeGolyer and MacNaughton; and Ryder Scott Company, L.P. ("Ryder Scott", and, together with Netherland Sewell and DeGolyer and MacNaughton, the "Independent Engineering Firms"). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.98% of Mexico's reserves. The remaining 0.02% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by PEMEX; (2) construction or updating of the Independent Engineering Firms' own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production's production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of PEMEX's reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that PEMEX furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

(Figures stated in thousands, except as noted)

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms' review process were resolved by PEMEX to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that the estimated total proved oil and natural gas reserve volumes set forth below are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

Mexico's total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 0.5% in 2012, from 11,362 million barrels at December 31, 2011 to 11,424 million barrels at December 31, 2012. Mexico's proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants increased by 2.3% in 2012, from 7,618 million barrels at December 31, 2011 to 7,790 million barrels at December 31, 2012. These increases were principally due to decreased crude oil and condensates production during 2012, which was largely offset by field development activities that led to reclassifications from proved undeveloped, probable and possible reserves to proved developed reserves, as well as exploratory additions, as described below.

Mexico's total proved developed and undeveloped dry gas reserves decreased by 0.2% in 2012, from 12,734 billion cubic feet at December 31, 2011 to 12,713 billion cubic feet at December 31, 2012. Mexico's proved developed dry gas reserves decreased by 0.1% in 2012, from 7,957 billion cubic feet at December 31, 2011 to 7,951 billion cubic feet at December 31, 2012. Mexico's proved undeveloped dry gas reserves decreased by 0.3% in 2012, from 4,776 billion cubic feet at December 31, 2011 to 4,762 billion cubic feet at December 31, 2012. These decreases were principally due to field development activities in the Burgos basin.

Due to various field development activities performed during 2012, 1,524.3 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 160,640,000. The only fields containing material volumes of Mexico's proved reserves that have remained undeveloped for five years or more are the Ayín, Alux and Ayatsil fields. Although efforts to develop the Ayín and Alux fields were undertaken during 2012 through the drilling of the Alux-1A well, the results obtained from this and other wells led to the need for additional studies in these fields. The Ayatsil field remains undeveloped due to the need to undertake additional technical studies in order to define the optimal strategy through which to develop the extra-heavy oil reserves in this field. The development of the Ayatsil field is expected to begin in 2014, when four wells are scheduled to be drilled and completed.

The following three tables of crude oil and dry gas reserves set forth PEMEX's estimates of Mexico's proved reserves determined in accordance with Rule 4-10(a).

Summary of Oil and Gas[1] Proved Reserves as of December 31, 2012
Based on Average Fiscal Year Prices

	Crude Oil and Condensates[2] (in millions of barrels)	Dry Gas[3] (in billions of cubic feet)
Proved developed and undeveloped reserves		
Proved developed reserves	7,790	7,951
Proved undeveloped reserves	3,634	4,762
Total proved reserves	11,424	12,713

Note: Numbers may not total due to rounding.
(1) PEMEX does not produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3) Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves
(including natural gas liquids)[1]

	2008	2009	2010	2011	2012
			(in millions of barrels)		
Proved developed and undeveloped reserves					
At January 1	12,187	11,865	11,691	11,394	11,362
Revisions[2]	444	577	515	824	1,013
Extensions and discoveries	370	311	246	194	103
Production	(1,135)	(1,062)	(1,059)	(1,050)	(1,053)
At December 31	11,866	11,691	11,394	11,362	11,424
Proved developed reserves at December 31	8,618	8,167	7,793	7,618	7,790
Proved undeveloped reserves at December 31	3,247	3,524	3,601	3,744	3,634

Note: Numbers may not total due to rounding.
(1) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2) Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2008	2009	2010	2011	2012
		(in billions of cubic feet)			
Proved developed and undeveloped reserves					
At January 1	13,162	12,702	11,966	12,494	12,734
Revisions[1]	730	504	1,449	1,592	1,377
Extensions and discoveries	454	404	770	249	162
Production[2]	(1,643)	(1,644)	(1,691)	(1,601)	(1,560)
At December 31	12,707	11,966	12,494	12,734	12,713
Proved developed reserves at December 31	8,206	7,586	7,941	7,957	7,951
Proved undeveloped reserves at December 31	4,496	4,380	4,553	4,776	4,762

Note: Numbers may not total due to rounding.
(1) Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2) Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Based on reservoir performance, new information, and discoveries and production during 2012, proved reserves of crude oil, natural gas, condensates and liquefiable hydrocarbons for all regions as of December 31, 2012 were estimated to be 13,868.3 million barrels of oil equivalent, as compared to 13,810.3 million barrels of oil equivalent at December 31, 2011.

(c) Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2037. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying the average prices of oil and gas of the first day of December 2012. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2012 to the future pre-tax net cash flows related to Mexico's proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime made applicable by decree to Pemex-Exploration and Production effective January 1, 2012 and which reformed Chapter XII of the Federal Duties Law.

The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX's production rights. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted future net cash flows as of December 31

	2012	2011	2010
	(in millions of U.S. dollars)		
Future cash inflows	**U.S. $ 974,411**	U.S. $ 1,004,082	U.S. $ 730,864
Future production costs (excluding taxes)	**(124,485)**	(118,123)	(102,451)
Future development costs	**(46,146)**	(38,521)	(43,562)
Future cash flows before tax	**803,780**	847,438	584,851
Future production and excess gains taxes	**(664,342)**	(649,023)	(478,914)
Future net cash flows	**139,437**	198,414	105,938
Effect of discounting net cash flows by 10%	**(41,913)**	(60,518)	(47,558)
Standardized measure of discounted future net cash flows	**U.S. $ 97,524**	U.S. $ 137,896	U.S. $ 58,380

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2012	2011	2010
	(in millions of U.S. dollars)		
Sales of oil and gas produced, net of production costs	**U.S. $ (87,609)**	U.S. $ (91,280)	U.S. $ (67,632)
Net changes in prices and production costs	**(58,215)**	269,575	87,085
Extensions and discoveries	**6,315**	7,935	6,814
Development cost incurred during the year	**11,431**	10,554	11,906
Changes in estimated development costs	**(17,466)**	(11,722)	(5,549)
Reserves revisions and timing changes	**58,150**	57,968	28,293
Accretion of discount of pre-tax net cash flows	**56,921**	29,216	22,453
Net changes in production and excess gains taxes	**(9,899)**	(192,730)	(55,192)
Aggregate change in standardized measure of discounted future net cash flows	**U.S. $ (40,372)**	U.S. $ 79,516	U.S. $ 28,178
Standardized measure			
As of January 1	**137,896**	58,380	30,202
As of December 31	**97,524**	137,896	58,380
Change	**U.S. $ (40,372)**	U.S. $ 79,516	U.S. $ 28,178

Note: Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

AUDITED INFORMATION

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	7,406,506
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	409,265
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,049,321	3,530,632
Instalaciones Inmobiliarias para Industrias, S.A.	Real estate services provider	185,629,955	100.00	185,630	1,424,308
Cia. Mexicana de Exploraciones, S.A. de C.V.	Geologic exploration services	25,333,847	60.00	25,333	936,689
Otros		1	0.00	0	1,033,123
Estimación de Fluctuación en Inversiones		1	0.00	0	-194,260
TOTAL INVESTMENT IN ASSOCIATES				393,439,080	14,546,263

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							N/A	260,202	260,202	260,202	260,202	390,303
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	1.51							N/A	0	0	0	2,600,947	0
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	29/03/2014	3.93							N/A	98,787	31,586	0	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	29/03/2014	4.50							N/A	231,018	115,509	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	26/06/2017	0.52							N/A	306,120	306,120	306,120	306,120	153,060
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.51							N/A	382,650	382,650	382,650	0	0
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	1.28							N/A	630,904	630,904	630,904	630,904	1,577,260
CITIBANK N.A. (1) (8)	YES	30/09/2002	18/12/2013	0.59							N/A	93,413	0	0	0	0
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/06/2015	0.54							N/A	459,180	459,180	229,590	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	18/06/2014	0.79							N/A	256,376	26,785	0	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	1.21							N/A	177,618	177,618	177,618	177,618	710,473
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.54							N/A	185,859	92,929	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	0.92							N/A	260,202	260,202	260,202	260,202	1,432,028
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	26/01/2015	0.76							N/A	612,240	612,240	306,120	0	0
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	25/06/2015	0.77							N/A	535,710	535,710	267,855	0	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.81							N/A	520,404	520,404	520,404	520,404	2,081,616
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.79							N/A	612,240	612,240	612,240	612,240	306,120
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.71							N/A	520,404	260,202	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.56							N/A	612,240	306,120	0	0	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.79							N/A	306,120	306,120	306,120	306,120	153,060
CALYON NEW BRAYORK (1) (8)	YES	30/11/2006	27/02/2017	0.74							N/A	43,026	43,026	43,026	43,026	21,513
EXPORT DEVELOPMENT (1) (8)	YES	22/06/2012	18/07/2017	2.24							N/A	0	0	0	0	3,902,269
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.76							N/A	25,001	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.10							N/A	1,788	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	1.11							N/A	260,202	195,152	65,050	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.83							N/A	650,505	650,505	650,505	650,505	2,602,020
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							N/A	260,202	260,202	260,202	260,202	1,300,853
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							N/A	130,101	130,101	130,101	130,101	650,426
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							N/A	780,606	780,606	780,606	780,606	2,341,818
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							N/A	390,303	390,303	390,303	390,303	1,170,909
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							N/A	195,151	195,151	195,151	195,151	585,455
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							N/A	157,146	157,146	157,146	157,146	78,573

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							N/A	22,233	22,233	18,956	6,432	3,211
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.71							N/A	62,003	31,002	0	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.59							N/A	84,566	0	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	10/08/2004	18/12/2013	0.55							N/A	218,111	0	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	14/03/2003	10/12/2013	0.57							N/A	140,249	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.99							N/A	24,912	12,456	0	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.97							N/A	9,624	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	17/09/2014	0.88							N/A	36,899	36,899	0	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	1.35							N/A	137,266	137,266	137,266	137,266	480,432
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	1.09							N/A	44,167	22,084	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	1.08							N/A	34,172	0	0	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.74							N/A	46,495	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	1.04							N/A	126,287	75,240	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	07/11/2015	0.64							N/A	78,525	78,525	25,258	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	1.68							N/A	164,174	164,174	164,174	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.85							N/A	92,286	92,286	92,286	0	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	1.09							N/A	59,407	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.65							N/A	4,524	4,524	4,524	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.91							N/A	11,077	5,539	0	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	1.34							N/A	175,023	175,023	175,023	175,023	612,579
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	1.19							N/A	106,430	106,430	106,430	106,430	479,428
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.68							N/A	77,644	77,644	77,644	77,644	38,822
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.85							N/A	13,021	13,021	6,511	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.70							N/A	45,451	0	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	0.92							N/A	2,581	1,291	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.66							N/A	21,814	21,814	0	0	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	0.89							N/A	19,103	0	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	0.93							N/A	8,548	0	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.73							N/A	25,261	25,261	0	0	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	1.37							N/A	77,614	77,614	77,614	77,614	232,841
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.85							N/A	49,315	9,499	9,499	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.83							N/A	153,060	153,060	153,060	153,060	76,530
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.53							N/A	229,590	229,590	229,590	114,795	0
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.91							N/A	130,101	130,101	130,101	130,101	649,332
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.75							N/A	260,202	260,202	260,202	260,202	1,299,098

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY – TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY – TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.75							N/A	260,202	260,202	260,202	260,202	1,299,098
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.81							N/A	260,202	260,202	260,202	260,202	1,040,808
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.36							N/A	260,202	260,202	260,202	260,202	780,606
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.36							N/A	130,101	130,101	130,101	130,101	390,303
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.66							N/A	229,590	229,590	229,590	229,590	114,795
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.97							N/A	94,179	62,786	2,314	0	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	2.09							N/A	879,832	879,832	879,832	879,832	439,902
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	2.37							N/A	918,383	918,383	918,383	918,383	3,214,145
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.94							N/A	975,758	975,758	975,758	975,758	1,951,515
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.90							N/A	485,715	485,715	485,715	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							N/A	910	477	44	22	0
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	1.04							N/A	260,202	260,202	260,202	260,202	1,040,808
SOCIETE GENERALE (1) (8)	YES	09/12/2010	21/12/2020	0.80							N/A	260,202	260,202	260.202	260,202	1,040,808
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							N/A	322,016	322,016	322,016	322,016	161,008
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.85							N/A	224,812	224,812	224,812	224,812	112,406
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	1.17							N/A	93,627	93,627	93,627	93,627	46,814
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.77							N/A	306,120	153,060	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.69							N/A	459,180	459,180	459,180	0	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.77							N/A	459,180	459,180	229,590	0	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.56							N/A	146,103	0	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	1.09							N/A	1,301,010	520,404	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	1.28							N/A	289,113	0	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							N/A	110,236	110,236	110,236	110,236	55,118
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	244,818	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT	11/08/2009	17/07/2014	7.24	N/A	1,333,333	1,000,000	0	0	0						
NACIONAL FINANCIERA (6) (7)	NOT	21/12/2012	21/12/2022	6.55	N/A	0	0	0	0	1,998,641						
HSBC (6) (11)	NOT	22/12/2011	29/12/2016	5.40	N/A	0	1,166,667	1,166,667	1,155,793	0						
BBVA BANCOMER (6) (7)	NOT	28/12/2012	11/01/2013	5.05	N/A	2,600,000	0	0	0	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	2.57							N/A	130,101	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.70							N/A	17,888,888	0	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	1.72							N/A	0	0	0	26,020,200	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.90							N/A	0	3,157,165	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							N/A	43,018	45,345	47,798	50,384	257,207
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							N/A	43,046	44,772	46,550	48,173	276,453

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	39,094	40,493	41,862	43,410	236,415
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							N/A	43,648	45,258	46,879	48,451	264,218
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	43,723	45,289	46,819	48,550	264,423
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							N/A	38,986	40,474	41,933	43,419	236,463
MIZUHO (1) (7)	YES	31/12/2012	14/01/2013	1.46							N/A	650,505	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	19/12/2012	02/01/2013	1.52							N/A	3,512,727	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	21/12/2012	04/01/2013	1.52							N/A	3,642,828	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	24/12/2012	07/01/2013	1.52							N/A	1,170,909	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	27/12/2012	10/01/2013	1.52							N/A	845,657	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	31/12/2012	14/01/2013	1.53							N/A	2,536,970	0	0	0	0
HSBC (2) (8)	YES	07/09/2011	25/08/2014	6.61							N/A	2,061,682	2,061,682	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	6.61							N/A	1,740,987	1,740,987	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	6.61							N/A	778,856	778,856	0	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2012	0.00	N/A	14,759	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	128,295	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							N/A	356,115	328,722	328,722	328,722	1,862,758
COPFS (1) (8)	YES	01/02/2005	31/12/2016	1.50							N/A	11,660,387	4,438,306	1,840,478	398,810	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							N/A	83,828	90,703	98,141	106,190	207,214
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							N/A	73,101	79,096	85,583	92,601	180,697
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							N/A	82,872	89,703	97,098	105,102	236,909
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							N/A	82,872	89,703	97,098	105,102	236,909
TOTAL BANKS					0	3,948,092	2,166,667	1,166,667	1,155,793	1,998,641	0	69,398,241	31,104,412	17,781,422	42,144,865	39,277,829

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

AUDITED INFORMATION

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT	05/02/2010	03/02/2015	5.55	N/A	0	0	7,948,523	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	14/03/2011	08/03/2016	5.05	N/A	0	0	0	9,987,053	0						
BANCO INVEX, S.A. (6) (11)	NOT	27/09/2011	10/04/2017	5.08	N/A	0	0	0	0	6,992,319						
BANCO INVEX, S.A. (6) (11)	NOT	03/02/2010	12/05/2014	5.28	N/A	0	8,491,701	0	0	0						
BANCO INVEX, S.A. (6) (7)	NOT	01/12/2011	24/11/2021	7.65	N/A	0	0	0	0	20,713,760						
BANCO INVEX, S.A. (6) (7)	NOT	05/02/2010	27/01/2020	9.10	N/A	0	0	0	0	10,112,683						
BANCO INVEX, S.A. (7) (7)	NOT	26/11/2012	11/05/2028	3.02	N/A	0	0	0	0	3,508,585						
BANCO INVEX, S.A. (7) (7)	NOT	26/11/2012	23/11/2017	5.04	N/A	0	0	0	0	11,478,086						
BANCO INVEX, S.A. (7) (7)	NOT	27/09/2011	20/09/2021	3.55	N/A	0	0	0	0	3,178,155						
BANCO INVEX, S.A. (7) (7)	NOT	05/02/2010	27/01/2020	4.20	N/A	0	0	0	0	3,905,805						
SCOTIA INVERLAT (6) (11)	NOT	16/06/2006	05/06/2014	4.77	N/A	0	10,000,000	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT	11/02/2005	31/01/2013	5.11	N/A	12,487,400	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT	03/04/2009	28/03/2016	9.15	N/A	0	0	0	7,498,540	0						
SCOTIA INVERLAT (6) (7)	NOT	29/07/2005	16/07/2015	9.91	N/A	0	0	9,500,000	0	0						
SCOTIA INVERLAT (7) (13)	NOT	23/12/2004	05/12/2019	9.00	N/A	0	0	0	0	15,177,019						
INT DEV NO PAG	NOT		31/12/2012	0.00	N/A	1,568,099	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	12/03/2012	10/04/2019	2.50							N/A	0	0	0	0	4,264,960
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							N/A	0	7,122,574	0	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							N/A	0	0	0	0	3,431,537
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							N/A	0	0	0	0	17,066,703
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							N/A	0	0	0	0	17,196,800
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							N/A	0	0	0	0	4,521,000
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							N/A	0	0	0	0	7,341,929
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							N/A	5,285,025	0	0	0	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							N/A	3,171,015	0	0	0	0
DEUTSCHE BANK (8) (7)	YES	18/04/2012	26/04/2017	6.13							N/A	0	0	0	0	2,015,893
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							N/A	0	0	0	0	1,582,783
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							N/A	0	0	0	0	12,981,478
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							N/A	0	0	0	0	6,462,117
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							N/A	0	0	0	0	22,767,675
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							N/A	0	0	0	0	13,945,352
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							N/A	0	0	3,056,268	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							N/A	0	4,750,443	0	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							N/A	0	0	0	0	12,855,519
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							N/A	0	0	0	0	25,645,945
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.50							N/A	0	0	0	0	32,683,977
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							N/A	0	0	0	0	19,396,342
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							N/A	0	0	0	0	124,546
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2045	6.63							N/A	0	0	0	0	12,990,161
DEUTSCHE BANK (1) (7)	YES	19/06/2012	27/06/2044	5.50							N/A	0	0	0	0	36,951,435
DEUTSCHE BANK (1) (7)	YES	18/01/2012	24/01/2022	4.88							N/A	0	0	0	0	27,009,284
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							N/A	0	0	0	0	39,238,695
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							N/A	0	0	19,414,101	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							N/A	0	0	0	0	2,937,576
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							N/A	0	0	0	0	1,021,007
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							N/A	0	0	0	0	308,990
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							N/A	0	0	0	0	1,395,606
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							N/A	0	0	0	0	2,084,803
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							N/A	0	0	0	0	121,579
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							N/A	0	0	0	14,617,280	0
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							N/A	8,598,400	0	0	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							N/A	162,626	650,505	1,463,636	1,463,636	2,114,141
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.81							N/A	1,019,125	693,872	0	0	0
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	7,005,854	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	28/09/2020	1.07							N/A	0	0	0	0	9,644,800
CREDIT AGRICOLE CIB (1) (7)	YES	26/06/2012	20/12/2022	2.00							N/A	520,404	520,404	520,404	520,404	3,103,931
CREDIT AGRICOLE CIB (1) (7)	YES	28/06/2012	20/12/2022	1.95							N/A	520,404	520,404	520,404	520,404	3,102,469
CREDIT AGRICOLE CIB (1) (7)	YES	25/07/2012	20/12/2022	1.70							N/A	520,404	520,404	520,404	520,404	3,104,086
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	35,916	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	14,856,499	18,491,701	17,448,523	17,485,593	75,066,412	0	26,839,173	14,778,606	25,495,217	17,642,128	349,413,119

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
Otros Proveedores	NOT				N/A	61,513,451										
TOTAL SUPPLIERS					0	61,513,451					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
Otros Pasivos Circulantes	NOT				N/A	16,068,350	0	0	0	0						
Otros Pasivos no Circulantes	NOT				N/A	0	1,358,689,587	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	16,068,350	1,358,689,587	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					0	95,585,392	1,379,347,955	18,815,190	18,641,386	77,065,053	0	96,237,414	45,883,018	43,276,639	59,786,993	388,890,948

NOTES

CURRENCIES ACCOUNTING EXCHANGE RATE

(1) DOLLARS DLL 13.01010
(2) EUROS EUR 17.19680
(3) JAPANESE YEN JPY 0.15070
(4) SWISS FRANCS CHF 14.24510
(5) STERLING POUND GBP 21.14010
(6) PESOS MXP 1.00000
(7) UDIS UDI 4.87462
(8) AUSTRALIAN DOLLAR AUD 13.50450

TYPE OF RATE

(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE
(10) DISCOUNT RATE

NOTES

TYPE OF RATE

(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2012**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	11,205,454	145,784,071	130,082	1,692,375	147,476,446
CURRENT	11,040,853	143,642,594	130,032	1,691,729	145,334,323
NON CURRENT	164,601	2,141,477	50	646	2,142,123
LIABILITIES POSITION	45,731,626	594,973,029	9,549,472	124,239,580	719,212,609
CURRENT	11,469,242	149,215,990	2,430,411	31,619,888	180,835,878
NON CURRENT	34,262,384	445,757,039	7,119,061	92,619,692	538,376,731
NET BALANCE	-34,526,172	-449,188,958	-9,419,390	-122,547,205	-571,736,163

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.01010
AUSTRALIAN DOLLAR		13.50450
JAPANESE YENS	JPY	0.150700
STERLING POUNDS	GBP	21.1401
EUROS	EUR	17.1968
SWEDISH CROWN		
SWISS FRANC		14.24510
CANADIAN DOLLAR		13.06890

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

TOTAL INCOME (THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	214	103,190,051	100.00		CFE
DIESEL	401	193,707,581	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	286	64,423,518	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	715	326,183,385	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	88	42,483,825	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	59	36,326,853	100.00		ASA
OTHER REFINED PRODUCTS	78	16,418,928	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	1,213	6,562,604	78.00		
ETHANE DERIVATIVES (B)	1,192	16,987,563	41.00		
AROMATICS AND DERIVATIVES (C)	161	2,979,352	25.00		
PROPYLENES AND DERIVATIVES (D)	62	5,441,018	24.00		
OTHER PETROCHEMICALS (E)	1,548	4,244,037	0.00		
DRY GAS	3,402	51,249,545	0.00		(F)
REDUCTION DUE TO DEPLETION	0	-3,161,560	0		
SERVICES INCOME	0	7,176,285	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,256	618,104,687	0.00	(G)	(H)
REFINED PRODUCTS (TBD)	165	63,700,194	0		(I)
PETROCHEMICAL PRODUCTS (TT)	644	3,061,210	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	87,832,964	0		
TOTAL	**11,484**	**1,646,912,040**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2012 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.

DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME

(THOUSAND PESOS)

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS THAT ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-DEC 2012): 76.2% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE 14.0% WAS DISTRIBUTED TO EUROPE, 3.0% TO THE REST OF THE AMERICAN CONTINENT AND 6.8% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FOURTH QUARTER OF 2012 WAS 3.20%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework in PEMEX is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal procedures.

PEMEX reduces the impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs. Notwithstanding their execution for hedging purposes, commodity DFIs were not recorded as hedges for accounting purposes.

Hydrocarbon Prices Risk

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to 2012.

Since 2003, Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the sell price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. Pemex-Gas and Basic Petrochemicals may mitigate the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2011, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps.

PMI Trading periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and liquid gases derived from natural gas, thereby reducing the potential volatility of its income. PMI Trading policies establish an upper limit for each portfolio's capital at risk, which is compared on a daily basis against the portfolio's value-at-risk, in order to carry out risk mitigation mechanisms if necessary.

Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos. Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that PEMEX imports for resale in Mexico or uses in its facilities are denominated in U.S. dollars.

By contrast, most of PEMEX's operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because most of its investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on its revenues is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's funding costs or expose it to foreign exchange risk. Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which it swaps into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars. In addition, the PMI Group occasionally uses foreign exchange DFIs to mitigate the risk associated with its non-U.S. dollar-denominated debt.

The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling and Swiss franc, which are swapped against the U.S. dollar.

Interest Rate Risk

PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio.

On occasion, to follow the strategy of offsetting expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX is obligated to make payments based on a fixed interest rate and is entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

Counterparty and Credit Risk

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. Additionally, PEMEX enters into DFIs mostly with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings, which ratings are issued and revised periodically by risk rating agencies. PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in four cross-currency swaps in 2011 and seven cross-currency swaps in 2012. These swaps are used to hedge exposure to the euro and pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, PEMEX applied the credit value adjustment (CVA) method in determining the fair value of DFIs.

Liquidity Risk

Liquidity risk is the risk that PEMEX will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Historically, PEMEX has had sufficient liquidity to meet its liabilities, service its debt and engage in capital expenditures and acquisitions. PEMEX expects that this will continue for the short- and long- term.

Instruments Entered Into For Trading Purposes

PEMEX retains a synthetic long position on 58,679,799 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

These DFIs have a maturity date between March and October of 2013. As of December 31, 2012 and 2011, the market value of Repsol's share was EUR $15.335 and EUR $23.735, respectively.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI H.B.V. In order to protect that investment, PMI H.B.V entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. In August 2012, a DFI related to 19,086,080 shares of Repsol expired. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39 for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of December 31, 2012 and 2011, and as of January 1, 2011, the net fair value of PEMEX's DFIs was Ps. 2,173,692, Ps. 4,072,047 and Ps. 7,331,549, respectively. As of December 31, 2012 and 2011, and as of January 1, 2011, PEMEX did not have any DFIs designated as hedges.

For the periods ended December 31, 2012 and 2011, PEMEX recognized a net loss of Ps. 6,257,648 and Ps. 1,419,183, respectively, in FC with respect to DFIs treated as entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended December 31, 2012 and 2011, PEMEX has not recognized any effects in its statement of operations, due to foreign currency embedded derivatives.

As of December 31, 2011, PEMEX recognized a loss of Ps. 277,042, in the FC with respect to the embedded derivative generated in the Accelerated Share Purchase Transaction of Repsol's shares.

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos, except as noted, as of December 31, 2012)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value		Notional amounts by expected maturity year (shares)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Interest Rate Swaps	Hedging	7,500,000	TIIE 28d = 4.8475%	TIIE 28d = 4.8075%	(252,778)	(254,789)	7,500,000	0	0	0	0	0	0
Currency Swaps	Hedging	116,784,051	MXN = 13.0101 1/EUR = 1.3218 1/GBP = 1.62490 JPY = 86.331 UDI = 4.874624 CHF = 0.9133 AUD = .9634 Exchange rates against US dollar.	MXN = 12.8521 1/EUR = 1.28597 1/GBP = 1.6167 JPY = 77.955 UDI = 4.803824 CHF = 0.93976 AUD = 1.03783 Exchange rates against US dollar.	1,437,726	674,372	18,395,242	9,898,798	1,071,123	670,813	24,708,064	62,040,011	0
Currency Swaps with credit linked options	Hedging	16,520,896	1/EUR = 1.3218 JPY = 86.331 Exchange rates against US dollar.	1/EUR = 1.28597 JPY = 77.955 Exchange rates against US dollar.	1,678,896	1,562,649	0	0	0	13,380,888	0	3,140,008	0

TABLE 1

Equity Derivatives

(in thousands of pesos, except as noted, as of December 31, 2012)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value (in thousands of pesos)		Notional amounts by expected maturity year (shares)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol YPF = 15.335 Euro share price.	Repsol YPF = 15.09 Euro share price.	(2,030,668)	(693,486)	58,679,799	0	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of December 31, 2012)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Long Swaps	Trading	7,705,710	3.60	2.51	(153,745)	(203,417)	7,167,360	279,150	145,200	114,000	0	0	0
Short Swaps	Trading	(7,707,711)	3.60	2.51	159,110	210,548	(7,169,361)	(279,150)	(145,200)	(114,000)	0	0	
European Call													
Long	Trading	5,390,890	3.60	2.51	13,979	19,152	3,214,976	1,671,714	317,400	178,800	8,000	0	
Short		(5,389,900)			(13,733)	(19,031)	(3,213,986)	(1,671,714)	(317,400)	(178,800)	(8,000)	0	

(1) Representative underlying asset value.

TABLE 1
Crude and Petroleum Products Financial Derivatives
(in thousands of pesos, except as noted, open positions as of December 31, 2012)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Over the Counter Swaps	Hedging	0.0	N.A.	99.3	0	19,412	0.0	0.0	0.0	0.0	0.0	0.0	0.0

(1) Net Volume

(2) Representative underlying asset value per barrel

TABLE 1

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(in thousands of pesos, except as noted, open positions as of December 31, 2012)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Futures	Hedging	(1.3)	113.4	140.4	(61,350)	(87,243)	(1.3)	0.0	0.0	0.0	0.0	0.0	N.A
Exchange Traded Swaps	Hedging	(1.8)	94.5	99.3	24,073	30,551	(1.8)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 196,334,222.17

TABLE 1

Financial Derivative Instruments from Treasury

(in thousands of pesos, except as noted, as of December 31, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value(1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	902,745	LIBOR USD 1M = 0.2087%	LIBOR USD 1M = 0.21425%	(81,142)	(86,403)	(86,064)	(90,117)	(94,348)	(98,557)	(103,310)	(430,350)	0
Over The Counter FX Forwards	Hedging	11,763,024	EUR/USD = 1.3218 MXN/USD = 13.0101	EUR/USD = 1.2924 MXN/USD = 12.8521	(41,795)	(225,260)	7,181,512	4,581,512	0	0	0	0	0
Over The Counter Equity Options and Dividend Swaps	Trading	38,136,160 shares	Repsol YPF = 15.335 Euro share price.	Repsol YPF = 15.09 Precio por acción en EUR	1,433,769	1,679,866	19,068,080 shares	19,068,080 shares	0	0	0	0	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 28, 2012 of Ps. 12.8521 = US$1.00 and December 31, 2012 of Ps. 13.0101= USD $1.00

The information in these tables has been calculated using the exchange rates as of September 28, 2012 of Ps. 16.61005 = EUR$1.00 and December 31, 2012 of Ps. 17.19680= EUR $1.00

FINANCIAL INFORMATION OF PETRÓLEOS MEXICANOS

FILED WITH THE

MEXICAN STOCK EXCHANGE

QUARTER: 04 YEAR: 2012

PRELIMINARY INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
10000000	**TOTAL ASSETS**	**2,022,467,761**	**1,980,348,524**	**1,868,641,524**
11000000	**TOTAL CURRENT ASSETS**	**333,918,831**	**354,271,154**	**310,909,430**
11010000	CASH AND CASH EQUIVALENTS	119,234,891	114,976,547	131,196,355
11020000	SHORT-TERM INVESMENTS	0	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
11020020	TRADING INVESTMENTS	0	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0	0
11030000	TRADE RECEIVABLES, NET	94,073,169	108,534,309	73,253,779
11030010	TRADE RECEIVABLES	95,132,384	110,185,711	74,810,632
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,059,215	-1,651,402	-1,556,853
11040000	OTHER RECEIVABLES, NET	38,936,342	46,124,360	47,633,604
11040010	OTHER RECEIVABLES	38,936,342	46,124,360	47,633,604
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
11050000	INVENTORIES	56,853,017	45,062,275	39,267,871
11051000	BIOLOGICAL CURRENT ASSETS	0	0	0
11060000	OTHER CURRENT ASSETS	24,821,412	39,573,663	19,557,821
11060010	PREPAYMENTS	0	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	9,050,153	14,917,683	19,557,821
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSES	0	0	0
11060060	OTHER	15,771,259	24,655,980	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,688,548,930**	**1,626,077,370**	**1,557,732,094**
12010000	ACCOUNTS RECEIVABLE, NET	0	0	0
12020000	INVESTMENTS	17,251,595	15,669,601	14,308,982
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	14,546,263	12,936,801	11,904,808
12020020	HELD-TO-MATURITY INVESTMENTS	0	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
12020040	OTHER INVESTMENTS	2,705,332	2,732,800	2,404,174
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,658,119,407	1,592,235,199	1,527,911,356
12030010	LAND AND BUILDINGS	1,101,848,142	986,617,553	876,332,941
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,616,893,715	1,521,452,728	1,467,780,987
12030030	OTHER EQUIPMENT	71,697,932	67,136,596	61,087,876
12030040	ACCUMULATED DEPRECIATION	-1,240,423,500	-1,108,120,348	-996,872,489
12030050	CONSTRUCTION IN PROGRESS	108,103,118	125,148,670	119,582,041
12040000	INVESTMENT PROPERTY	0	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0	0
12060000	INTANGIBLE ASSETS,NET	12,347,835	18,018,712	14,900,708
12060010	GOODWILL	0	0	0
12060020	TRADEMARKS	0	0	0
12060030	RIGHTS AND LICENSES	5,489,791	1,147,317	1,197,661
12060031	CONCESSIONS	0	0	0
12060040	OTHER INTANGIBLE ASSETS	6,858,044	16,871,395	13,703,047
12070000	DEFERRED TAX ASSETS	830,093	153,858	611,048
12080000	OTHER NON-CURRENT ASSETS	0	0	0
12080001	PREPAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
12080020	EMPLOYEE BENEFITS	0	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED CHARGES	0	0	0
12080050	OTHER	0	0	0
20000000	**TOTAL LIABILITIES**	**2,020,022,944**	**1,856,886,910**	**1,648,897,224**
21000000	**TOTAL CURRENT LIABILITIES**	**235,803,648**	**253,445,167**	**209,407,245**
21010000	BANK LOANS	73,346,333	79,801,994	73,997,547
21020000	STOCK MARKET LOANS	40,894,672	30,695,455	15,557,070
21030000	OTHER LIABILITIES WITH COST	0	0	0
21040000	TRADE PAYABLES	61,513,451	53,313,171	43,474,439
21050000	TAXES PAYABLE	43,980,843	65,770,459	52,565,900
21050010	INCOME TAX PAYABLE	38,104,578	60,538,239	45,666,979

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
21050020	OTHER TAXES PAYABLE	5,876,265	5,232,220	6,898,921
21060000	OTHER CURRENT LIABILITIES	16,068,349	23,864,088	23,812,289
21060010	INTEREST PAYABLE	0	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
21060030	DEFERRED REVENUE	0	0	0
21060050	EMPLOYEE BENEFITS	0	0	0
21060060	PROVISIONS	0	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	16,068,349	23,864,088	23,812,289
22000000	**TOTAL NON-CURRENT LIABILITIES**	**1,784,219,296**	**1,603,441,743**	**1,439,489,979**
22010000	BANK LOANS	136,796,296	191,642,531	188,136,807
22020000	STOCK MARKET LOANS	535,821,299	481,014,636	386,653,661
22030000	OTHER LIABILITIES WITH COST	0	0	0
22040000	DEFERRED TAX LIABILITIES	27,032,011	25,939,648	28,540,515
22050000	OTHER NON-CURRENT LIABILITIES	1,084,569,690	904,844,928	836,158,996
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
22050020	DEFERRED REVENUE	0	0	0
22050040	EMPLOYEE BENEFITS	1,014,420,825	843,461,603	782,029,038
22050050	PROVISIONS	61,806,434	55,747,129	51,427,357
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	8,342,431	5,636,196	2,702,601
30000000	**TOTAL EQUITY**	**2,444,817**	**123,461,614**	**219,744,300**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	2,444,817	123,461,614	219,744,300
30030000	CAPITAL STOCK	49,604,835	49,604,835	49,604,835
30040000	SHARES REPURCHASED	0	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CONTRIBUTED CAPITAL	182,148,919	182,148,919	182,148,919
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-86,422,097	-91,399,767	-11,777,076
30080010	LEGAL RESERVE	977,760	977,760	977,760
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	-92,377,527	-12,754,836	33,772,401
30080040	NET INCOME FOR THE PERIOD	4,977,670	-79,622,691	-46,527,237
30080050	OTHERS	0	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-142,886,840	-16,892,373	-232,378
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-140,142,216	-26,031,268	0
30090030	FOREING CURRENCY TRANSLATION	3,509,128	5,266,735	0
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-6,253,752	3,872,160	-232,378
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0	0
30020000	NON-CONTROLLING INTERESTS	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 DECEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	96,237,414	90,336,890	62,871,561
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	537,637,598	552,056,397	470,530,200
91000030	CAPITAL STOCK (NOMINAL)	0	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	3,480,395	3,644,372	3,110,359
91000060	NUMBER OF EXECUTIVES (*)	0	0	0
91000070	NUMBER OF EMPLOYEES (*)	150,697	150,561	147,368
91000080	NUMBER OF WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	0	0	0
91000100	REPURCHASED SHARES (*)	0	0	0
91000110	RESTRICTED CASH (1)	0	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS

(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,646,912,041**	**420,602,573**	**1,558,428,922**	**420,282,826**
40010010	SERVICES	7,176,286	1,823,366	6,265,586	2,185,826
40010020	SALE OF GOODS	1,639,735,755	418,779,207	1,552,163,336	418,097,000
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**827,134,952**	**228,344,007**	**772,221,106**	**206,004,161**
40021000	GROSS PROFIT	819,777,089	192,258,566	786,207,816	214,278,665
40030000	**GENERAL EXPENSES**	**118,781,835**	**33,287,691**	**98,445,502**	**35,512,076**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**700,995,254**	**158,970,875**	**687,762,314**	**178,766,589**
40050000	**OTHER INCOME (EXPENSE), NET**	**206,967,258**	**44,678,352**	**200,893,013**	**81,823,969**
40060000	**OPERATING PROFIT (LOSS) (*)**	**907,962,512**	**203,649,227**	**888,655,327**	**260,590,558**
40070000	FINANCE INCOME	68,060,463	1,668,322	-29,791,370	-9,273,487
40070010	INTEREST INCOME	2,531,756	919,093	3,965,357	839,326
40070020	GAIN ON FOREIGN EXCHANGE, NET	44,845,661	-2,599,526	-60,143,252	-20,443,651
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	20,683,046	3,348,755	26,386,525	10,330,838
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	72,951,205	20,716,579	63,236,236	22,710,949
40080010	INTEREST EXPENSE	46,010,510	18,601,904	35,153,587	10,971,117
40080020	LOSS ON FOREIGN EXCHANGE, NET	0	0	0	0
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	26,940,695	2,114,675	28,082,649	11,739,832
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-4,890,742**	**-19,048,257**	**-93,027,606**	**-31,984,436**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	4,797,608	2,749,971	-810,752	-1,856,240
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**907,869,378**	**187,350,941**	**794,816,969**	**226,749,882**
40120000	INCOME TAX EXPENSE	902,891,708	214,228,490	874,439,660	242,412,079
40120010	CURRENT TAX	902,891,708	214,228,490	874,439,660	242,412,079
40120020	DEFERRED TAX	0	0	0	0
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**4,977,670**	**-26,877,549**	**-79,622,691**	**-15,662,197**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**4,977,670**	**-26,877,549**	**-79,622,691**	**-15,662,197**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	4,977,670	-26,877,549	-79,622,691	-15,662,197

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0	0
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**4,977,670**	**-26,877,549**	**-79,622,691**	**-15,662,197**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	-114,110,948	-114,110,948	-26,031,268	-26,031,268
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	-1,757,607	2,595,592	5,266,735	2,027,000
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-10,125,912	-1,560,012	4,104,538	4,104,538
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	-340,400
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-125,994,467**	**-113,075,368**	**-16,659,995**	**-20,240,130**
40300000	**TOTAL COMPREHENSIVE INCOME**	**-121,016,797**	**-139,952,917**	**-96,282,686**	**-35,902,327**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-121,016,797	-139,952,917	-96,282,686	-35,902,327

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	140,691,354	35,116,921	127,238,691	34,498,412
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,646,912,041	1,558,428,922
92000040	OPERATING PROFIT (LOSS) (**)	907,962,512	888,655,327
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	4,977,670	-79,622,691
92000060	NET PROFIT (LOSS) (**)	4,977,670	-79,622,691
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	140,691,354	127,238,691

(*) TO BE DEFINED BY EACH COMPANY

(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**907,869,378**	**794,816,969**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	155,805,627	130,996,137
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	140,691,375	127,238,690
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	6,069,449	-1,767,833
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	-11,689,832
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-4,797,607	810,752
50030050	(-) DIVIDENDS RECEIVED	0	-599,907
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	4,982,817
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	13,842,410	12,021,450
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	10,634,483	107,969,084
50040010	(+) ACCRUED INTEREST	45,738,593	34,830,543
50040020	(+) EXCHANGE FLUCTUATION	-35,104,110	70,759,986
50040030	(+) DERIVATIVE TRANSACTIONS	0	2,378,555
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
50050000	**CASH FLOWS BEFORE INCOME TAX**	**1,074,309,488**	**1,033,782,190**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-843,886,045	-858,501,564
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	21,500,346	-33,771,286
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-12,831,498	-5,190,748
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	6,406,083	-5,162,749
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	8,200,281	9,838,731
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	56,383,387	39,593,602
50060060	+(-) INCOME TAXES PAID OR RETURNED	-923,544,644	-863,809,114
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**230,423,443**	**175,280,626**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-199,042,222	-200,252,326
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	8,884,721	-20,867,359
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-206,098,900	-175,849,686
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	599,907
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-1,828,043	-4,135,188
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	-18,532,892	4,193,083
50090010	+ BANK FINANCING	357,749,989	174,722,507
50090020	+ STOCK MARKET FINANCING	20,146,160	14,970,511
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-327,775,448	-131,460,736
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-23,163,496	-20,658,109
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-45,490,097	-33,381,090
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**12,848,329**	**-20,778,617**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**-8,589,985**	**2,168,085**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	114,976,547	133,587,079
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**119,234,891**	**114,976,547**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2012**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2011	**49,604,835**	**0**	**0**	**0**	**182,148,919**	**977,760**	**-12,754,836**	**-232,378**	**219,744,300**	**0**	**219,744,300**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-79,622,691	-16,659,995	-96,282,686	0	-96,282,686
BALANCE AT DECEMBER 31, 2011	**49,604,835**	**0**	**0**	**0**	**182,148,919**	**977,760**	**-92,377,527**	**-16,892,373**	**123,461,614**	**0**	**123,461,614**
BALANCE AT JANUARY 1, 2012	**49,604,835**	**0**	**0**	**0**	**182,148,919**	**977,760**	**-92,377,527**	**-16,892,373**	**123,461,614**	**0**	**123,461,614**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	4,977,670	-125,994,467	-121,016,797	0	-121,016,797
BALANCE AT DECEMBER 31, 2012	**49,604,835**	**0**	**0**	**0**	**182,148,919**	**977,760**	**-87,399,857**	**-142,886,840**	**2,444,817**	**0**	**2,444,817**

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

February 28, 2013

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

Fourth Quarter 2012 Summary

Total revenues from sales and services amounted to $420.6 billion.

Crude oil production averaged 2,561 Mbd (thousand barrels per day).

EBITDA recorded a decrease of 12.0%, due to hypothesis adjustments in the actuarial calculation of the net cost for the period of employee benefits.

Taxes and duties paid decreased 11.63%, amounting to $214.2 billion (U.S.$ 16.5 billion).

During the fourth quarter of 2012, PEMEX recorded a net loss greater by $11.2 billion as compared to the same period of 2011.

2012 Summary

Total revenues from sales and services amounted to $1,646.9, reaching a new record high.

Crude oil production averaged 2,548 Mbd.

EBITDA recorded an increase of 5.7%, due to an increase in accumulated revenues during the year.

Taxes and duties paid increased by 3.3%, amounting to $902.9 billion (U.S.$ 69.4 billion).

During 2012, PEMEX recorded a net income of $5.0 billion, primarily as a result of higher domestic sales revenues.

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the fourth quarter of 2012, sales revenues recorded an increase of 0.1%, amounting to $420.6 billion (U.S. $ 32.3 billion), primarily due to:

- higher prices for domestic products sold, including gasolines (Magna 11.7%, Premium 7.2%), diesel (11.3%) and industrial diesel (12.0%), as well as an increase in the sales volume of domestic products sold, including Premium gasoline (57.9%), diesel (2.4%), industrial diesel (29.1%), fuel oil (62.0%) and jet fuel (7.3%); and
- a 2.0% increase in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ¢262.27 per gallon in the fourth quarter of 2011, to U.S. ¢262.42 per gallon in the same period of 2012;

The previous was partially offset by:
- the appreciation of the Mexican peso against the U.S. dollar, from $13.9904 per dollar to $13.0101 by the end of 2012; and
- a decrease of 7.6% in the average price of the Mexican crude oil basket, from U.S.$ 104.3 per barrel in the fourth quarter of 2011, to U.S.$ 96.4 per barrel in the same period of 2012. In addition, a 2.6% decrease was recorded in the volume of crude oil exports, which recorded an average volume of 1,305 Mbd during the quarter.

In 2012, revenues from sales and services increased by 5.7%, amounting to $1,646.9 billion (U.S.$ 126.6 billion) as compared to the same period of 2011. The $88.5 billion increase in sales is largely due to:

- an increase of 3.1% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢276.39 per gallon in 2011, to U.S.¢285.09 per gallon in 2012; and

- higher prices for domestic products sold, including gasolines (Magna 11.6%, Premium 6.2%), diesel (11.2%), industrial diesel (11.7%), fuel oil (16.5%), jet fuel (8.7%) and asphalt (16.6%). Additionally, increases in sales volumes of the following products were recorded: Premium gasoline (45.4%), diesel (2.9%), industrial diesel (23.9%), fuel oil (12.0%) and jet fuel (5.9%). The previous was partially offset by decreases in sales volumes of Magna gasoline (2.9%) and asphalt (9.1%); and

The price of the Mexican crude oil basket recorded a slight increase of 0.76%, from U.S.$ 101.09 per barrel in 2011, to U.S.$ 101.86 per barrel in 2012.

Domestic Sales

During the fourth quarter of 2012, domestic sales increased by 16.4%, amounting to $235.5 billion (U.S.$ 18.1 billion) due to higher volumes and sales prices in products such as gasoline, diesel, fuel oil and jet fuel among others.

During 2012, total domestic sales increased by 11.3% to $867.0 billion (U.S.$ 66.6 billion), an increase by $87.8 billion compared to the same period of 2011.

Exports

During the fourth quarter of 2012, export sales decreased by $32.5 billion, amounting to $183.3 billion (U.S.$ 14.1 billion) as compared to the same period of 2011.

As of December 31, 2012, total exports remained relatively stable as compared to 2011, amounting to $772.7 billion (U.S.$ 59.4 billion). The slight $0.3 billion variation was primarily due to the 7.0% appreciation of the Mexican peso against the U.S. dollar from $13.9904 per dollar by year-end 2011 to $13.0101 per dollar by year-end 2012.

Cost of Sales

During the fourth quarter of 2012, cost of sales increased by 4.5%, amounting to $228.3 billion, primarily due to:

- an 8.1% increase in purchases for resale, due to higher prices of regular gasoline in the U.S. Gulf of Mexico, and to an increase in import volumes of gas and petroleum products;
- a 7.8% increase in depreciation expenses; and
- a $7.3 billion increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment.

The previous was partially offset by decreases of 3.7% in amortization expenses, and of 2.7% in preservation and maintenance expenses.

In addition, during the fourth quarter of 2012, general expenses, which are composed of distribution expenses and administrative expenses, increased by $33.3 billion, due to an increase of $7.5 billion in distribution expenses, and an increase of $25.8 billion in administrative expenses.

Distribution expenses increased primarily due to:

- a $1.1 billion increase in the net cost for the period of employee benefits; due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment; and
- an 18.9% increase in operating expenses, which fall under the distribution expenses, primarily due to increases in personal services, freights and other leases. The previous was partially offset by decreases in materials expenses, fees paid to third parties, technical assistance services paid to the Mexican Petroleum Institute (IMP), auxiliary services payable to third parties, royalties and travel allowances.

In addition, administrative expenses increased primarily due to:

- a $7.1 billion increase in the net cost for the period of employee benefits; due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment;
- a $0.1 billion increase in preservation and maintenance expenses; and

- a $1.1 billion increase in operating expenses, which fall under the administrative expenses, primarily due to increases in personal services and fees paid to third parties. The previous was partially offset by decreases in materials expenses, other leases, royalties and medical service expenses paid to retired employees.

During 2012, cost of sales increased by 7.1%, amounting to $827.1 billion, primarily as a result of:

- a 5.2% increase in purchases for resale due to higher prices of hydrocarbons and its derivatives;
- increases of 8.9% and 12.4% in depreciation and amortization, respectively;
- a 27.5% increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment;
- an 11.8% increase in operating expenses due to increases in personal services, technical assistance services paid to the IMP, auxiliary services payable to third parties, other leases and compensations paid to third parties. The previous was partially offset by decreases in fees paid to third parties, royalties, freights and insurance, medical service expenses, and environmental protection expense provisions; and
- a 25.5% increase in preservation and maintenance expenses, which was partially offset by a 12.7% decrease in exploration expenses due to a decrease in the number of seismic studies carried out.

During 2012, general expenses, which are composed of administrative and distribution expenses, increased by 20.7%.

Distribution expenses increased by 7.2% due to:

- a 9.4% increase in depreciation expenses;
- a 20.8% increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment; and
- a 3.9% increase in operating expenses, which fall under the distribution expenses, due to increases in personal services, freights and other leases, which was partially offset by decreases in materials expenses, royalties, and freight and insurance.

In addition, administrative expenses increased by 25.2%, primarily a as a result of:

- a 40.1% increase in the net cost of employee benefits during the period, due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment; and
- an 8.4% increase in operating expenses, which fall under the administrative expenses, due to increases in personal services, materials expenses, freight and insurance, general expenses paid to third parties and medical service expenses paid to third parties. The previous was partially offset by a decrease in other leases.

Other Revenues (Expenses)

During 2012, other revenues amounted to $44.7 billion, a decrease of 45.4% as compared to the same period of 2011. Other revenues recorded a decrease, primarily as a result of a decrease in the accrued amount of IEPS (Special Tax on Production and Services) credit.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

During 2012, other revenues increased by 3.0% or $6.1 billion, as compared to 2011, primarily as a result of a 19.7% increase in the accrued amount of IEPS credit.

Comprehensive Financing Result

During the fourth quarter of 2012, the comprehensive financing result recorded a positive variation of $12.9 billion or 40.4%, as a result of:

- higher interest income; and
- a decrease in exchange loss, due to the appreciation of the Mexican peso against the U.S. dollar.

During 2012, the comprehensive financing result recorded a positive variation of $88.1 billion, incurring a cost of $4.9 billion, primarily as a result of:

- an exchange gain of $44.8 billion, due to the appreciation of the Mexican peso against the U.S. dollar, from $13.9904 in 2011, to $13.0101 in 2012; and
- higher interest expense, as well as lower interest income, resulting in a total net interest expense of $49.7 billion.

Net Income

During the fourth quarter of 2012, PEMEX recorded a net loss of $26.9 billion (U.S.$2.1 billion), primarily as a result of an increase of 4.5% in the cost of sales and of 44.4% in general expenses. These results were partially offset by a decrease of $ U.S.$ 28.2 in taxes and duties paid.

In 2012, PEMEX recorded a net income of $5.0 billion (U.S.$ 0.4 billion) as a result of an $88.5 billion increase in total sales revenues, as well as increase of $6.1 billion in other revenues, and a positive variation in the comprehensive financing result by $88.1 billion. The previous was partially offset by an increase in cost of sales and general expenses, and by an increase in taxes and duties paid.

Current Assets

As of December 31, 2012, current assets decreased by 5.7% as compared to December 31, 2011, amounting to $334.0 billion. The $20.4 billion decrease recorded is primarily due to a decrease in account receivables, and to the value of derivative financial instruments, which was partially offset by a $56.9 billion increase in inventory.

Property, Plant and Equipment

Property, plant and equipment increased by 4.1%, amounting to $ 1,658.1 billion, as compared to December 31, 2011 which recorded $1,592.2 billion.

Current Liabilities

Current liabilities decreased by 7.0% as compared to December 31, 2011, totaling $235.8 billion, primarily due to a $21.8 billion decrease in taxes and duties to be paid, amounting to $44.0 billion, and by a 32.7% or $7.8 billion decrease in accounts and accrued expense payable amounting to $16.1 billion. This was partially offset by a 3.4% increase in short term debt and by an $8.2 billion increase in suppliers.

Equity
As of December 31, 2012, PEMEX recorded positive equity totaling $2.4 billion, as compared to $123.5 billion as of December 31, 2011.

OPERATING RESULTS AS OF DECEMBER 31, 2012

Crude Oil Production

During the fourth quarter of 2012, total crude oil production averaged 2,561 thousand barrels per day (Mbd), a 0.4% increase as compared to the fourth quarter of 2011. This increase was primarily due to a 2.6% increase in light crude oil production, primarily as a result of the completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the Southern Region, and at the Aceite Terciario del Golfo (ATG) project in the Northern Region; and a 2.3% increase in extra-light crude oil production, primarily due to the startup of operations of the Tsimin field in the Southwestern Marine Region.

The previous was partially offset by a 1.3% decrease in heavy crude oil output, due to a natural decline in production at the Cantarell project in the Northeastern Marine Region, to an increase in the fractional water flow, and to delays in the completion of wells due to the fact that contracting of drilling equipment ran behind schedule as a result of longer tender processes and changes in current market conditions.

During 2012, crude oil production amounted to 2,548 Mbd, a decrease of 0.2% or 5 Mbd as compared to 2011, primarily due to:

- a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Business Unit, as well as delays in the completion of wells in the same business unit, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and
- a decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva and Crudo Ligero Marino projects in the Southern Region and the Southwestern Marine Region, respectively.

The previous was partially offset by a 4.5% increase in light crude oil production at the Yaxché, Och-Uech-Kax and Chuc projects in the Southwestern Marine Region, at the Ogarrio-Magallanes project in the Southern Region and at the ATG project in the Northern Region.

Natural Gas Production
During the fourth quarter of 2012, total natural gas production decreased by 0.9%, as a result of a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the Northern Region in response to lower natural gas prices in the U.S. market.

The previous was partially offset by an increase in associated gas production at the Litoral de Tabasco and Abkatún-Pol-Chuc business units in the Southwestern Marine Region, and at the ATG Business Unit in the Northern Region.

During 2012, natural gas production recorded a 4.0% decrease, amounting to 5,676 MMcfd, primarily due to:

- a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz Business Units of the Northern Region, in response to lower natural gas prices in the U.S. market; and
- the industrial incident occurred in September 2012 at the 19 km-metering station which negatively impacted production in the Burgos Business Unit.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco and Abkatún-Pol-Chuc Business Units in the Southwestern Marine Region and at the ATG Business Unit in the Northern Region.

Gas Flaring

During the fourth quarter of 2012, gas flaring decreased by 4.3%, primarily due to:
- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation and improvement of the Operational Reliability System; and
- the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was 97.1% during the fourth quarter of 2012.

In addition, during 2012, gas flaring decreased by 49% to 127 MMcfd. As a result of these activities, the natural gas use as a percentage of production was 97.8% during 2012.

Crude Oil Processing

During the fourth quarter of 2012, total crude oil processing increased by 0.5% as compared to the same period of 2011, primarily due to:
- startup and stabilized operations of the new plants at the Minatitlán Refinery; and
- programmed maintenance cycles.

The ratio of heavy crude oil ratio to total crude oil processing at the National Refining System (NRS) increased by 1.2 percentage points, primarily explained by the increase of Maya crude oil being fed at the Minatitlán refinery.

PEMEX's usage of its primary distillation capacity increased from 70.3% to 70.8%, primarily due to the fact that the new plants at the Minatitlán Refinery came into operation.

During 2012, total crude oil processing amounted to 1,199 Mbd, a 2.8% increase as compared to 2011. Light crude oil processing decreased 4.8% and heavy crude oil processing increased by 15.7%. This was primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, the stabilization of operations in the new plants at the Minatitlán Refinery, and the programmed maintenance projects in the NRS.

As compared to 2011, PEMEX's usage of its primary distillation capacity decreased by 2.3 percentage points, to 71.6%, primarily due to the additional distillation capacity of the new plants at the Minatitlán Refinery.

Production of Petroleum Products

During the fourth quarter of 2012, total petroleum products production decreased by 0.74% to 1,305 Mbd, recording however an increase in production of lighter petroleum products such as gasolines, diesel and jet fuel, and a 48 Mbd decrease in jet fuel production. The previous is primarily due to the fact that the Minatitlán refinery came into operation and to the stabilization of its processes, which thereby increased the output of greater value added products.

During the fourth quarter of 2012, PEMEX's National Refining System (NRS) recorded a positive variable refining margin of U.S.$ 4.08 per barrel, U.S.$ 6.72 per barrel above the margin recorded during the fourth quarter of 2011. This increase is primarily explained by an improvement in operating performance as a result of a boost in the output of greater value added products.

During 2012, total petroleum products output increased by 1.6% or 21 Mbd, as compared to 2011, mainly due to the increases in the output of products such as gasolines and diesel.

The NRS's operating performance has improved as a result of an increase in heavy crude oil processing and a greater output of lighter products. During 2012, the NRS recorded a positive variable refining margin of U.S.$ 0.01 per barrel, U.S.$ 0.10 per barrel above the margin recorded during 2011.

Natural Gas Processing and Production

During the fourth quarter of 2012, natural gas processing decreased by 8.4%. This decrease is largely due to the shutdown of operations of the Burgos Gas Processing Center (GPC) from September 18, 2012 to October 25, 2012 in response to the incident that occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway. Additionally, operations at the Nuevo Pemex GPC were also shut down from November 29, 2012 to December 8, 2012 in response to the incident that occurred at electrical substation number 5.

Moreover, condensates processing decreased by 29.9% as compared to the fourth quarter of 2011, as a result of a decrease in the supply of sweet condensates, in response to the incident occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway, as well as to a decrease in supply of sour condensates in the southeastern portion of the country, originated by a decreased supply of marine gas.

Dry gas production decreased by 204 MMcfd, due to a decrease in the supply of sweet wet gas from Burgos and sour wet gas from the Southeastern Region. As a result, natural gas liquids production declined by 10.6% or 39 Mbd.

During 2012, total natural gas processing recorded a 3.2% decrease, as compared to 2011. The decline is primarily due to reduced availability of sour wet gas in the Southeastern Region, and sweet wet gas in Burgos, as well as the transfers of sweet wet gas for gas lift.

Condensates processing decreased by 11 Mbd, due to a decrease in the supply of sour and wet condensates.

As a result of the decrease in natural gas processing, dry gas production decreased by 1.7%, or 63 MMcfd, during 2012. Additionally, as a result of the aforementioned, natural gas liquids declined by 6.2%.

Petrochemicals Production

During the fourth quarter of 2012, the production of petrochemical products decreased by 23%, or 308 Mt as compared to the fourth quarter of 2011, primarily due to:

- a decrease in production in the aromatics chain, as a result of the incorporation of a new continuous catalytic regeneration platforming (CCR) plant in the Cangrejera Petrochemical Complex. However, operations during the fourth quarter were carried out with imported reformed naphtha, resulting in the production of toluene, higher octane hydrocarbons, xylene and others, as well as production of styrene by the end of 2012, due to a resumption of operations of the plant;

- a decrease in production in the ethane derivatives chain, primarily due to delays in the resumption of operations at the Pajaritos ethylene plant, and to the shutdown of operations of the Swing polyethylene plant during the second half of December, due to the rescheduled shutdown that was originally considered during January 2013 for a regular cleaning of a heat exchanger; and

- a decrease in production of other petrochemicals, mainly in the production of aromatics.

The previous was partially offset by an increase in the methane derivatives chain, as a result of continuous operations at the methanol plant, and by the startup of operations of an additional ammonia plant that thereby increased the availability of products for sale. Additionally, the propylene and derivatives chain production increased due to the stabilization of operations of the acrylonitrile plant, as well as to an increase in the production of propylene.

During 2012, the production of petrochemical products amounted to 4,547 Mt, an 18.6% decrease as compared to 2011. The decline is primarily explained by:

- the shutdown at the aromatics chain, due to the ongoing incorporation of a CCR plant in the Cangrejera Petrochemical Complex. Nevertheless, production of styrene was recorded by the end of 2012 due to the resumption of operations at the plant, and at the beginning of September operations were carried out using imported reformed naphtha, yielding the production of toluene, higher octane hydrocarbons, xylene and others; and

- a decrease in other associated petrochemicals, mainly in the production of aromatics.

The previous was partially offset by an increase in production in the methane derivatives chain, mainly of ammonia and methanol, an increase in the ethane derivatives chain, mainly due to a greater volume of sales of ethylene and vinyl chloride, and an increase in production in the propylene and derivatives chain, mainly of propylene.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure

As of December 31, 2012, PEMEX recorded positive equity totaling $2.4 billion, as compared to $123.5 billion recorded as of December 31, 2011.

During 2012, there were no capitalized payments to the equity of PEMEX, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of December 31, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S.$ 1.25 billion and $10.0 billion, which are completely available to PEMEX.

Debt

The following information reflects PEMEX's total debt as of December 31, 2011 and as of December 31, 2012:

	Balance as of	
	Dec. 31, 2011	Dec. 31, 2012
	(Billion pesos)	
Short-term	$110.5	$114.2
Long-term	$672.7	$672.6
Total debt	$783.2	$786.8

The following are the main financing activities carried out during 2012:

Capital Markets

- On January 24, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due in January 2022; U.S.$100 million of these notes were allocated in the Asian market.
- On April 10, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.
- On April 26, 2012, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.
- On June 26, 2012, Petróleos Mexicanos issued U.S.$1.75 billion of its 5.50% Notes due in June 2044.
- On October 19, 2012, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes due in June 2044; which were issued in June 2012.
- On November 29, 2012, Petróleos Mexicanos issued Ps. 25.0 billion of Certificados Bursátiles (publicly traded notes) in three tranches:
  - the first for Ps. 11.5 billion, which matures in 2017, at 28 days floating TIIE (Mexican Equilibrium Interbank Interest Rate) rate plus 18 basis points;
  - the second for approximately Ps. 3.5 billion, denominated in UDIs (Investment Units) due in 2028, at a fixed rate of 3.02%; and
  - the third for Ps. 10.0 billion, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. The bond will pay a 7.65% coupon.
- On January 30, 2013, Petróleos Mexicanos issued U.S.$2.1 billion of its 3.50% Notes, due in 2023; U.S.$100 million of these notes were allocated in the Asian market.

Export Credit Agencies (ECAs).

- On July 6, 2012, Petróleos Mexicanos issued two series of Notes for U.S.$400 million each guaranteed by the Export-Import Bank of the United States (Ex-Im Bank), which mature on December 20, 2022. The Notes will bear semi-annual interest rates of 2.0% and 1.95%, respectively, plus the exposure fee of the Ex-Im Bank.
- On July 18, 2012, Petróleos Mexicanos obtained a U.S.$300 million bilateral credit line from the Export Development Canada (EDC), due in July 2017, and will pay annual interest rate of 1.50%.
- On July 26, 2012, Petróleos Mexicanos issued a third set of Notes for U.S.$400 million guaranteed by the Ex-Im Bank, due on December 20, 2022. The Notes will bear semi-annual interest rate of 1.70%, plus the exposure fee of the Ex-Im Bank.

Public Works Financed Contracts (COPF)

During 2012, Petróleos Mexicanos obtained U.S.$ 560.2 million through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment

As of December 31, 2012, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $230.4 billion, as compared to $175.3 billion in the same period of 2011.

Cash and cash equivalents as of December 31, 2012, totaled $119.2 billion, compared to $115.0 billion in the same period of 2011.

Treasury Policies

As far as treasury policies goes, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds:

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP (Ministry of Finance) provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds:

Investments of amounts in dollars must comply with PEMEX's operational and strategic requirements, and must be previously approved by Banco de México on a case-by-case basis. Currently, our investments in dollars are limited to operational accounts, short-term money market funds and time deposits. Our dollar investments are managed by Banco de México.

Currencies in which Cash and Temporary Investments are Maintained

Petróleos Mexicanos generally maintains cash and cash equivalents in pesos and in dollars—the two currencies in which it generates revenues from the domestic and international sales of our products. Similarly, most of our expenses, including those relating to our debt, are payable in these two currencies.

Relevant Investment Capital

Significant capital investments that were committed at the end of the last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report of December 31, 2011.

Tax Credits or Debits

In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately $4,575.2 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately $1,553.4 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. On October 12, 2011, the Court was requested to require the defendant the release of the complete administrative file, including the means of conviction submitted during the revision procedures. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice is drawn to the case. In addition, on November 27, 2012, Pemex-Refining was given terms to extend the corresponding demand. As of this date, Pemex-Refining is under terms to extend the corresponding demand.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(i) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;
(ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX's expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and:
(iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND
FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2012 AND 2011
(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

On March 21, 2012 the Federal Government, published in the Official Gazette of the Federation, the decree which establishes the structure, the operation and the control of the Subsidiary Entities of Petróleos Mexicanos.

This decree consideres primarily the following:

- Petróleos Mexicanos continues exercising the central conduction and the strategic direction of the Subsidiary Entities in accordance with the Petróleos Mexicanos law, and providing the common corporate services, of an administrative and specialized technical nature, which as the case may be, are required by the Subsidiary Entities.

- The Subsidiary Entities will continue their technical and industrial transactions, strictly those of productive and commercial nature, in accordance with their purpose;

- The organization continues with the same division of functions of each of the Subsidiary Entities, according with the logic of distribution of the core activities of a productive nature referred to in the Petróleos Mexicanos law;

- The Petrochemicals activities other than basic petrochemicals, must be performed by the Subsidiary Entities; such products shall continue being produced by the Pemex-Petrochemicals Subsidiary Entity, notwithstanding that they are produced by the private sector; and

- The activities, transactions or services required by the Subsidiary Entities in order to comply with their purpose, may be carried out by Petróleos Mexicanos' Companies, of such Subsidiary Entities or of both. Also, in the case of those activities not reserved exclusively to the Federal Government, they may enter into alliances or partnerships with third parties.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009 and was amended effective August 19, 2010, August 2, 2011 and February 23, 2012.

The "Subsidiary Companies" are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control.

"Non-consolidated subsidiary companies and affiliates," as used herein, means (a) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment or does not have effective control.

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
México, D.F. 11311
México

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

In January 2009, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) issued new regulations in order to require Mexican issuers that disclose information through the Bolsa Mexicana de Valores (Mexican Stock Exchange), including PEMEX, to adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and therefore stop using Mexican Financial Reporting Standards and stop reporting in that way. In response to these requirements, PEMEX prepared its consolidated financial statements as of December 31, 2012 and 2011 and as of January 1, 2011, and for the years ended December 31, 2012 and 2011, in accordance with IFRS.

PEMEX issued its last consolidated financial statements under *Normas de Información Financiera Mexicanas* (Mexican Financial Reporting Standards, or "Mexican FRS") on March 16, 2012, as of and for the years ended December 31, 2011 and 2010. These were used to comply with its financial information obligations from December 31, 2011 until the issuance of these IFRS consolidated financial statements.

PEMEX determined its opening balance sheet under IFRS as of January 1, 2011, following the guidance set forth by IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1"). The options chosen by PEMEX in the migration to IFRS and the effects on its opening balance sheet as of January 1, 2011, according to IFRS 1, as well as the effects on PEMEX's statement of financial position as of December 31, 2012 and 2011 and as of January 1, 2011, and its statements of operations, statements of changes in equity and statements of cash flows for the years ended December 31, 2012 and 2011, as compared to PEMEX's previously reported amounts under Mexican FRS, are described in Note 14.

PEMEX has consistently applied the accounting policies used in the preparation of its opening statement of financial position under IFRS at January 1, 2011 and throughout all periods presented, as if these policies had always been in effect.

(b) Approval

On February 27, 2013, these consolidated financial statements and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be presented to approve by the Board of Directors of Petróleos Mexicanos (the "Board"), pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Ley del Mercado de Valores (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

Petróleos Mexicanos, the Subsidiary Entities (as defined previously in Note 1) and the Subsidiary Companies (previously defined in Note 1) are referred to collectively herein as "PEMEX."

(c) Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the transition date, including pipelines, properties, plant and equipment. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(d) Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated.

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

(e) Use of estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the period. The relevant items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation allowance for doubtful accounts, inventories, impairment, work in progress, deferred tax assets and liabilities, the valuation of financial instruments and liabilities related to employee benefits.

Actual results could differ from those estimates and assumptions.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements

(a) Basis of consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including special purpose entities.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control exists when Petróleos Mexicanos has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Finance, Ltd.; Pemex Project Funding Master Trust (the "Master Trust")[i] and Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163")[i].

(i) The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in these consolidated financial statements of PEMEX at December 31, 2012 and 2011.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX's financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the consolidation.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Permanent investments in shares of non-consolidated subsidiaries, affiliates and others

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third-parties who do not have a controlling interest in the equity or comprehensive results of Subsidiaries of PEMEX, are presented in the consolidated statements of changes in equity as "non-controlling interests" and as net income and comprehensive income for the period, attributable to non-controlling interests in the consolidated statement of comprehensive income.

(b) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Restricted cash is not considered part of this line item and is presented in non-current assets.

(c) Foreign currency

Transactions in foreign currency

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The exchange differences arising in relation to assets or liabilities in foreign currencies are recognized in income or expense, net in the consolidated statement of comprehensive income.

Translation of foreign currency

A foreign currency transaction shall be translated into a different presentation currency using the following procedures: (a) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (b) income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the date of the transaction; and (c) all resulting exchange differences shall be recognized in other comprehensive income.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy have the same treatment as is mentioned in the paragraphs above.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) financial assets available for sale; (iv) loans and receivables held to maturity; or (v) derivative financial instruments, as applicable. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, accounts payable, borrowings and debts, as well as the derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial instruments measured at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial instruments

If PEMEX has the positive intent and ability to hold financial instruments to maturity, then such financial instruments are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current and the following two financial years.

Available-for-sale financial instruments

Available-for-sale financial instruments are non-derivative financial instruments that are designated as available for sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial instruments. Available-for-sale financial instruments are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial instruments are measured at fair value. Changes therein, other impairment losses and foreign currency differences on available-for-sale instruments are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Sales and purchases of financial instruments that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR. Amortization of costs is included under the heading of financial costs in the statement of comprehensive income.

Derivative financial instruments and hedging

Derivative financial instruments ("DFIs") presented in the statement of financial position are carried at fair value. In the case of derivatives held for trading, changes in fair value are recorded in profit or loss; in the case of derivatives formally designated as and that qualify as DFIs for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, procurement contracts, construction contracts and other commitments made by PEMEX. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a derivative financial instrument. In some cases, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as derivative financial instruments, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the host contract.

PEMEX has determined that it has no embedded derivatives.

At the date of these consolidated financial statements, there were no embedded derivatives that were required to be segregated and recorded pursuant to these criteria.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(f) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. The cost of certain pipelines, properties, plant and equipment at January 1, 2011, the transition date to IFRS, was determined by reference to its fair value at that date.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering, the criteria mentioned in IFRS 6 "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are charged to exploration expense, as incurred.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2011.

The cost of financing projects that require large investments or financing incurred for specific projects is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the statement of comprehensive income in the period they incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning, are stated at cost as construction in progress. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plants and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The capitalized value of leases is included in the line item of wells, pipelines, properties and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.

Leased assets are depreciated over the shorter of the lease term and their useful lives.

Advances for the acquisition of property, plant and equipment are presented as part of wells, pipelines, properties, plant and equipment

(g) Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(h) Impairment of non-financial assets

If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income to recognize the asset at its recoverable amount.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

The assumptions used in the projections of future cash flows are applied in accordance with IAS 36, "Impairment of Assets", for each of the cash generating units identified and based on budgets prepared by PEMEX and approved by the Board.

The foregoing estimates may differ from the results obtained over time; however, PEMEX has prepared its estimates based on the current situation of each of the cash generating units.

To determine the discount rate, PEMEX determined its weighted average cost of capital (WACC) for each one of the cash generating units in real terms.

(i) Intangible assets

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain.

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

(j) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Financial leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(k) Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned.

On the other hand, the abandonment costs related to wells currently in production and temporarily closed are recognized in comprehensive income based on the unit of production method. In the case of non-producing wells, the total cost of abandonment and decommissioning has been recognized in comprehensive income at the end of each period. All estimates are based on the life of the field, taking into account the present value (discounted). No rescue values are considered as these have not traditionally existed.

(l) Employee benefits

PEMEX operates a pension plan for defined benefit, which requires contributing to a fund administered by separately. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method. Gains and losses are recognized in other comprehensive income in the time they are determined.

The past service cost is recognized as an expense in the period in which they are determined.

The asset of liability for defined benefits comprise the present value of the defined benefit obligation less the fair value of plan assets of which the obligations are to be settled directly. The value of any asset is restricted to the present value of any economic benefit represented by the disbursements of the plan or reductions in future contributions.

Additionally, it recognized under other long-term benefits the seniority premium payable for disability. Actuarial gains and losses are recognized in profit or loss when they are determined.

Termination benefits are recognized in profit or losses as they are incurred.

(m) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

- *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH")
- *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund)
- *Derecho extraordinario sobre la exportación de crudo* (Extraordinary Duty on Crude Oil Exports)
- *Derecho para la investigación científica y tecnológica en materia de energía* (Duty for Scientific and Technological Research on Energy)
- *Derecho para la fiscalización petrolera* (Duty for Oil Monitoring)
- *Derecho único sobre hidrocarburos* (Sole Hydrocarbons Duty)
- *Derecho sobre la extracción de hidrocarburos* (Extraction of Hydrocarbons Duty)
- *Derecho especial sobre hidrocarburos* (Special Hydrocarbons Duty)
- *Derecho adicional sobre hidrocarburos* (Additional Duty on Hydrocarbons)
- *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP")
- *Derecho para regular y supervisar la exploración y explotación de hidrocarburos* (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or "Hydrocarbons Exploration Tax")

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Income Tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of the consolidated financial statements.

(n) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(o) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery.

For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(p) Presentation of the State of Comprehensive Income

Costs and expenses in the statement of comprehensive income are presented based on function, which allows a better understanding of the components of operating income of PEMEX. This classification allows a comparison of the industry to which it belongs.

PEMEX has operating income in the statements of comprehensive income as a key indicator of performance. Operating income includes operating income, operating costs and expenses.

(q) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(r) Accounting changes

As part of the adoption of IFRS, PEMEX continues to carry out a detailed review of the calculations for determining adjustments that allow initial adoption of IFRS. The primary results of this analysis were adjustments to the value of fixed assets in accordance with IFRS 1, which affected PEMEX's accumulated earnings in its initial statement of financial position under IFRS.

The accounting effects resulting from these calculations were recognized in the reconciliation for the initial year of 2011 as follows:

	Previously reported amounts as of January 1, 2011	Accounting changes	Adjusted amounts as of January 1, 2011
Inventories	Ps. 36,786,565	Ps. 2,481,306	Ps. 39,267,871
Other current assets	19,037,381	520,440	19,557,821
Wells, pipelines, properties, plant and equipment	1,573,271,615	(45,360,259)	1,527,911,356
Intangible assets and deferred taxes—Net	7,146,144	8,365,612	15,511,756
Accounts payable and others	21,576,453	2,235,836	23,812,289
Non-current liabilities	1,439,400,424	89,556	1,439,489,980
Accumulated earnings (losses)	22,723,157	(9,968,320)	12,754,837

NOTE 4—RECENTLY ISSUED REGULATORY PRONOUNCEMENTS

The IASB issued new IFRS, which entered force for annual periods beginning on or after January 1, 2013, these standards are:

IFRS 10, Consolidated Financial Statements

This rule includes a new definition of control, which is used to determine which entities should be consolidated. It also describes the process of consolidation of financial statements. Supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

IAS 27 (Revised), Separate Financial Statements

This no longer considers Consolidated Financial Statements, is now limited to only set the standards for accounting for subsidiaries, joint ventures, associates and structured entities within the separate financial statements. The requirements of this standard remained substantially unchanged.

IFRS 11, Joint Arrangements

It is about the recognition of agreements with joint investments, which are classified in joint operations and joint ventures. Sets that investments in joint ventures should be recognized using the equity method, for these purposes is deleted the possibility of using the proportionate consolidation method. Supersedes IAS 31 Joint Ventures.

IFRS 12 Disclosure of interests in other entities

Establishes disclosure requirements related to investments in subsidiaries, joint ventures, associates and structured entities.

IFRS 13, Fair Value Measurements

Provides guidance on how to value at fair value, but does not set requirements or prohibits on the use of fair value, in addition to what the date set out in the rest of the IFRS.

NOTE 5—CASH AND CASH EQUIVALENTS

		As of	
	December 31, 2012	**December 31, 2011**	**January 1, 2011**
Cash on hand and in banks	**Ps. 76,376,145**	Ps. 97,826,039	Ps. 110,475,436
Demand deposits	**42,858,746**	17,150,508	20,720,919
	Ps. 119,234,891	Ps. 114,976,547	Ps. 131,196,355

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHERS

	As of		
	December 31, 2012	**December 31, 2011**	**January 1, 2011**
Export customers	**Ps. 40,717,458**	Ps. 61,402,275	Ps. 39,398,026
Domestic customers	**53,355,711**	47,132,036	33,855,752
Negative IEPS Tax pending to be credited	**11,833,727**	19,665,432	6,031,103
Tax credits	**13,420,166**	9,321,409	16,585,577
Sundry debtors	**5,652,405**	7,951,295	10,573,269
Employees and officers	**4,773,466**	4,623,555	4,525,102
Insurance claims	**1,440,337**	2,627,112	8,037,264
Advances to suppliers	**1,801,231**	1,830,758	1,628,580
Other account receivables	**15,010**	104,797	252,710
	Ps. 133,009,511	Ps. 154,658,669	Ps. 120,887,383

NOTE 7—INVENTORIES

	As of		
	December 31, 2012	**December 31, 2011**	**January 1, 2011**
Crude oil, refined products, derivatives and petrochemical products	**Ps. 48,614,071**	Ps. 39,267,122	Ps. 34,435,817
Materials and supplies in stock	**8,204,817**	5,526,280	4,611,575
Materials and products in transit	**34,129**	268,873	220,479
	Ps. 56,853,017	Ps. 45,062,275	Ps. 39,267,871

NOTE 8—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. ("Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

As of December 31, 2012 and 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 15,771,259 and Ps. 24,655,980, respectively. The change in fair value of the investment was recorded in other comprehensive results in the statement of changes in equity at Ps. (10,125,912) and Ps. 3,872,160.

NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, ASSOCIATES AND OTHERS

		Carrying value as of		
	Percentage of Investment	December 31, 2012	December 31, 2011	January 1, 2011
Deer Park Refining Limited	50%	**Ps. 7,406,506**	Ps. 6,576,415	Ps. 6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50%	**3,530,632**	3,252,693	2,585,866
Instalaciones inmobiliarias para Industrias, S.A. de C.V.		**1,424,309**	1,387,192	1,436,613
Others—Net	Various	**4,890,148**	4,453,301	3,537,206
		Ps. 17,251,595	Ps. 15,669,601	Ps.14,308,982

NOTE 10—DEBT

During the period from January 1 to December 31, 2012, PEMEX participated in the following financing activities:

- During the period of January 1 to December 31, 2012, Petróleos Mexicanos obtained U.S. $300,000 from credit lines guaranteed by export credit agencies.
- From January 1, 2012 to December 31, 2012, PMI HBV obtained U.S. $17,105,000 and paid U.S. $15,305,000 under a U.S. $1,000,000 revolving line of credit.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

- On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under the Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, which mature in December, 2021.

- On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,997 at a 3.8% fixed rate, which matures on January 27, 2022.

- On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

- On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

- On April 10, 2012, Petróleos Mexicanos issued ₣ 300,000 of 2.50% Notes due 2019. The notes were issued under the Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of 6.125% Notes due 2017. The notes were issued under the Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- During the period of May, 2012, PMI Trading obtained and repaid Ps. 5,567,000 from its revolving credit line.

- On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under the Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each one with an average life of 5.71 years, which bear interest at a fixed rate of 2% and 1.95%, respectively, and mature in December 20, 2022. The notes are guaranteed by Export-Import Bank of the United States.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

- On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 with an average life of 5.65 years of notes maturing December 2022, which bear interest at a fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

- In July 2012, PMI Trading obtained and repaid U.S. $40,000 from its revolving credit line.

- On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Bonds due 2044, the issuance was a reopening, and the notes were issued under the Medium-Term Notes Program, Series C. The notes were guaranteed by Pemex-Exploration and Production, Pemex-Gas and Basic Petrochemicals and Pemex-Refining.

- On November 23, 2012, the CNBV authorized Petróleos Mexicanos to increase its Certificados Bursátiles Dual Program from Ps. 200,000,000 or its equivalent in UDIs to Ps. 300,000,000 or its equivalent in UDIs.

- On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 25,000,000 of certificados bursátiles in three tranches: the first was a reopening of the issued on December 2011, which bears interest at a rate of 7.65% for Ps. 10,000,000, which matures in 2021; the second at a floating rate for Ps. 11,500,000, which matures in 2017; and the third at a fixed rate of 3.02% for 721,564 UDIs, at an exchange rate of 4.850574 pesos per UDI, which matures in 2028. These notes were issued under Petróleos Mexicanos' Ps. 300,000,000 or its equivalent in UDIs Certificados Bursátiles Dual Program.

- On December 21, 2012, Petróleos Mexicanos obtained a bank loan for Ps. 2,000,000 fixed rate at 6.55%, which matures in December 2022.

- As of December 31, 2012, Petróleos Mexicanos has credit lines for U.S. $ 3,268,634, which are available.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 11—SEGMENT FINANCIAL INFORMATION

As of / for the year ended December 31, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:							
Trade	Ps. -	Ps. 720,874,065	Ps. 118,402,283	Ps. 27,760,353	Ps. 772,699,054	Ps. -	Ps. 1,639,735,755
Intersegment	1,333,286,214	61,480,371	66,226,902	7,650,488	504,084,815	(1,972,728,790)	-
Services income	-	4,361,364	1,088,258	-	2,918,653	(1,191,989)	7,176,286
Cost of sales	(301,434,298)	(1,022,758,636)	(175,402,617)	(31,419,303)	(1,214,509,265)	1,918,389,167	(827,134,952)
Gross income (loss)	1,031,851,916	(236,042,836)	10,314,826	3,991,538	65,193,257	(55,531,612)	819,777,089
Total general expenses	(40,843,707)	(59,561,570)	(13,074,068)	(13,180,897)	(48,308,723)	56,187,130	(118,781,835)
Other revenues—Net	448,248	211,227,180	(3,081,123)	(814,161)	(465,151)	(347,735)	206,967,258
Operating income (loss)	991,456,457	(84,377,226)	(5,840,365)	(10,003,520)	16,419,383	307,783	907,962,512
Comprehensive financing result:	1,943,634	(16,168,644)	3,447,174	(799,209)	6,989,164	(302,861)	(4,890,742)
Interest (paid)	(50,578,659)	(20,179,519)	(1,432,505)	(816,496)	(88,216,000)	88,271,917	(72,951,262)
Interest received	17,336,197	589,604	4,511,172	16,447	89,336,217	(88,574,778)	23,214,859
Exchange gain (loss)	35,186,096	3,421,271	368,507	840	5,868,947	-	44,845,661
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	189,227	-	2,140,344	-	(4,261,205)	6,729,242	4,797,608
Tax and duties	(898,064,551)	-	(24,898)	(16,774)	(4,785,485)	-	(902,891,708)
Net income (loss) for the period	95,524,767	(100,545,870)	(277,745)	(10,819,503)	14,361,857	6,734,164	4,977,670
Other comprehensive result	(34,956,354)	(41,472,925)	(7,848,182)	(12,892,959)	(28,824,047)	-	(125,994,467)
Comprehensive income (loss)	60,568,413	(142,018,795)	(8,125,927)	(23,712,462)	(14,462,190)	6,734,164	(121,016,797)
Current assets	558,124,809	284,541,363	98,911,204	78,807,571	615,285,355	(1,301,751,471)	333,918,831
Permanent investment in shares of non-consolidated subsidiaries, associates and others	982,320	409,266	3,751,219	-	344,796,404	(332,687,614)	17,251,595
Wells, pipelines, properties, plant and equipment	1,268,551,020	234,415,129	104,165,805	40,945,932	10,041,521	-	1,658,119,407
Total assets	1,836,012,619	520,567,164	207,224,542	120,216,927	1,629,547,626	(2,291,101,117)	2,022,467,761
Current liabilities	167,466,913	330,225,909	23,617,986	6,478,390	1,000,739,338	(1,292,724,888)	235,803,648
Long-term debt	633,350,725	24,050,812	1,119,845	185,303	661,093,229	(647,182,319)	672,617,595
Reserve for employee benefits	327,092,239	338,010,707	74,809,117	99,324,772	175,183,990	-	1,014,420,825
Total liabilities	1,191,567,100	702,592,853	124,096,641	106,237,296	1,853,952,138	(1,958,423,084)	2,020,022,944
Equity	644,445,519	(182,025,689)	83,127,901	13,979,631	(224,404,512)	(332,678,033)	2,444,817
Depreciation and amortization	(118,400,865)	(11,071,793)	(7,769,141)	(2,725,017)	(724,538)	-	(140,691,354)
Net cost for the period of employee benefits	(29,465,446)	(29,669,895)	(6,902,998)	(8,670,718)	(17,171,427)	-	(91,880,484)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND
FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2012 AND 2011
(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of / for the year ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:							
Trade	Ps. -	Ps.621,678,105	Ps. 128,665,354	Ps. 28,854,514	Ps.772,965,363	Ps. -	Ps. 1,552,163,336
Intersegment	1,270,839,927	75,154,806	77,479,563	14,583,501	469,407,873	(1,907,465,670)	-
Services income	-	3,619,441	1,082,588	-	2,997,188	(1,433,631)	6,265,586
Cost of sales	(271,854,351)	(929,546,848)	(201,400,998)	(43,069,493)	(1,189,764,777)	1,863,415,361	(772,221,106)
Gross income (loss)	998,985,576	(229,094,496)	5,826,507	368,522	55,605,647	(45,483,940)	786,207,816
Total general expenses	(34,213,041)	(48,587,371)	(11,631,543)	(10,865,589)	(39,304,722)	46,156,764	(98,445,502)
Other revenues—Net	22,964,075	173,375,469	297,932	6,592,870	(1,815,189)	(522,144)	200,893,013
Operating income (loss)	987,736,610	(104,306,398)	(5,507,104)	(3,904,197)	14,485,736	150,680	888,655,327
Comprehensive financing result:	(72,216,952)	(22,848,216)	3,064,680	(755,810)	(133,584)	(137,724)	(93,027,606)
Interest (paid)	(42,188,969)	(16,635,802)	(5,374,311)	(756,538)	(86,528,958)	88,248,345	(63,236,233)
Interest received	18,121,683	395,051	8,700,706	16,533	91,503,976	(88,386,069)	30,351,880
Exchange gain (loss)	(48,149,666)	(6,607,465)	(261,715)	(15,805)	(5,108,602)	-	(60,143,253)
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	39,873	-	(341,562)	-	(92,073,856)	91,564,793	(810,752)
Tax and duties	(871,471,372)	-	1,065,068	(10,532)	(4,022,824)	-	(874,439,660)
Net income (loss) for the period	44,088,159	(127,154,614)	(1,718,918)	(4,670,539)	(81,744,528)	91,577,749	(79,622,691)
Other comprehensive result	3,661,796	(13,115,873)	605,267	(6,804,811)	(1,006,374)	-	(16,659,995)
Comprehensive income (loss)	47,749,955	(140,270,487)	(1,113,651)	(11,475,350)	(82,750,902)	91,577,749	(96,282,686)
Current assets	820,510,328	386,170,862	101,131,214	89,487,031	1,025,227,243	(2,068,255,524)	354,271,154
Permanent investment in shares of non-consolidated subsidiaries, associates and others	793,092	157,094	3,466,391	-	315,569,976	(304,316,952)	15,669,601
Wells, pipelines, properties, plant and equipment	1,212,731,768	219,176,143	109,154,942	41,264,597	9,907,749	-	1,592,235,199
Total assets	2,046,516,439	607,501,974	213,977,836	131,630,251	1,999,814,138	(3,019,092,114)	1,980,348,524
Current liabilities	414,738,364	467,072,805	32,245,722	24,776,254	1,375,772,631	(2,061,160,609)	253,445,167
Long-term debt	620,556,799	33,166,720	1,711,125	255,062	656,610,807	(639,643,346)	672,657,167
Reserve for employee benefits	272,745,882	278,413,001	61,292,344	80,695,724	150,314,652	-	843,461,603
Total liabilities	1,363,611,400	786,635,034	119,837,248	106,070,015	2,195,512,633	(2,714,779,420)	1,856,886,910
Equity	682,905,039	(179,133,060)	94,140,588	25,560,236	(195,698,495)	(304,312,694)	123,461,614
Depreciation and amortization	(108,263,250)	(9,015,060)	(7,307,057)	(2,026,575)	(626,749)	-	(127,238,691)
Net cost for the period of employee benefits	(23,537,793)	(22,543,967)	(5,197,063)	(6,346,549)	(10,930,636)	-	(68,556,008)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND
FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2012 AND 2011
(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of January 1, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Current assets	Ps.739,822,774	Ps.371,336,262	Ps. 99,863,190	Ps. 90,172,530	Ps. 913,283,766	Ps.(1,903,569,092)	Ps.310,909,430
Permanent investment in shares of non-consolidated subsidiaries, associates and others	753,219	157,094	2,736,950	-	395,739,416	(385,077,697)	14,308,982
Wells, pipelines, properties, plant and equipment	1,167,418,352	202,312,826	113,711,009	34,407,926	10,061,243	-	1,527,911,356
Total assets	1,920,195,149	574,888,067	216,755,174	125,739,516	1,875,916,506	(2,844,852,888)	1,868,641,524
Current liabilities	433,338,544	323,872,240	32,114,917	17,323,008	1,294,463,252	(1,891,704,716)	209,407,245
Long-term debt	532,529,418	30,896,536	2,855,608	318,043	558,512,101	(550,321,238)	574,790,468
Reserve for employee benefits	263,822,113	253,192,506	59,267,028	70,272,174	135,475,217	-	782,029,038
Total liabilities	1,285,040,065	615,223,704	121,465,731	88,213,143	1,998,726,292	(2,459,771,711)	1,648,897,224
Equity	635,155,084	(40,335,637)	95,289,443	37,526,373	(122,809,786)	(385,081,177)	219,744,300

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	As of / for the period ended December 31, 2012				
	Exploration and Production	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Corporate and Subsidiary Companies**
Sales:					
By segment	Ps.1,333,276,930	Ps.784,417,918	Ps.184,985,084	Ps.35,418,253	Ps.1,279,199,663
Unrealized intersegment sales	9,284	2,297,882	732,359	(7,412)	502,859
Total consolidated sales	1,333,286,214	786,715,800	185,717,443	35,410,841	1,279,702,522
Operating income (loss):					
By segment	995,006,659	(92,932,212)	(5,989,895)	(9,757,412)	16,470,585
Unrealized intersegment sales	9,357	1,314,116	697,871	(49,328)	498,705
Unrealized gain due to production cost valuation of inventory	890	7,240,870	(548,341)	(196,780)	(549,907)
Capitalized refined products	(3,679,430)	-	-	-	-
Amortization of capitalized interest	118,981	-	-	-	-
Consolidated income (loss)	991,456,457	(84,377,226)	(5,840,365)	(10,003,520)	16,419,383
Net income (loss):					
By segment	99,069,651	(109,100,857)	(427,274)	(10,573,395)	8,407,370
Unrealized intersegment sales	9,357	1,314,116	697,871	(49,328)	498,705
Unrealized gain due to production cost valuation of inventory	890	7,240,871	(548,342)	(196,780)	(549,907)
Capitalized refined products	(3,679,430)	-	-	-	-
Equity method for unrealized profits	5,319	-	-	-	6,005,689
Amortization of capitalized interest	118,980	-	-	-	-
Consolidated net income (loss)	95,524,767	(100,545,870)	(277,745)	(10,819,503)	14,361,857
Total assets:					
By segment	1,846,827,020	581,245,711	210,172,653	122,585,167	1,626,522,932
Unrealized intersegment sales	145	(2,175,920)	(867,485)	71,155	(2,066,184)
Unrealized gain due to production cost valuation of inventory	(2,349)	(58,502,627)	(2,080,626)	(2,439,395)	(835,700)
Capitalized refined products	(8,199,925)	-	-	-	-
Equity method for unrealized profits	5,319	-	-	-	5,926,578
Amortization of capitalized interest	(2,617,591)	-	-	-	-
Consolidated assets	1,836,012,619	520,567,164	207,224,542	120,216,927	1,629,547,626
Total liabilities:					
By segment	1,191,567,100	702,592,853	124,096,641	106,237,296	1,853,952,138
Unrealized gain due to production cost valuation of inventory	-	-	-	-	-
Consolidated liabilities	1,191,567,100	702,592,853	124,096,641	106,237,296	1,853,952,138

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND
FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2012 AND 2011
(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	As of / for the period ended December 31, 2011				
	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Sales:					
By segment	Ps.1,270,854,327	Ps.703,698,644	Ps.208,111,307	Ps. 43,445,669	Ps.1,246,062,597
Unrealized intersegment sales	(14,400)	(3,246,292)	(883,802)	(7,654)	(692,173)
Total consolidated sales	1,270,839,927	700,452,352	207,227,505	43,438,015	1,245,370,424
Operating income (loss):					
By segment	992,150,864	(70,596,508)	(3,357,165)	(3,118,259)	15,371,422
Unrealized intersegment sales	(14,618)	(4,506,536)	(939,850)	(44,547)	(723,966)
Unrealized gain due to production cost valuation of inventory	1,877	(29,203,354)	(1,210,089)	(741,391)	(161,720)
Capitalized refined products	(4,520,495)	-	-	-	-
Amortization of capitalized interest	118,982	-	-	-	-
Consolidated income (loss)	987,736,610	(104,306,398)	(5,507,104)	(3,904,197)	14,485,736
Net income (loss):					
By segment	48,509,825	(93,444,724)	347,483	(3,884,602)	(40,290,923)
Unrealized intersegment sales	(14,618)	(4,506,536)	(939,850)	(44,547)	(723,966)
Unrealized gain due to production cost valuation of inventory	1,877	(29,203,354)	(1,210,089)	(741,390)	(161,720)
Capitalized refined products	(4,520,495)	-	-	-	-
Equity method for unrealized profits	(7,412)	-	83,538	-	(40,567,919)
Amortization of capitalized interest	118,982	-	-	-	-
Consolidated net income (loss)	44,088,159	(127,154,614)	(1,718,918)	(4,670,539)	(81,744,528)
Total assets:					
By segment	2,053,793,222	678,703,037	217,144,454	133,836,216	2,043,241,051
Unrealized intersegment sales	218	(3,159,685)	(901,973)	29,239	8,277,224
Unrealized gain due to production cost valuation of inventory	(12,523)	(68,041,378)	(2,264,645)	(2,235,204)	(11,136,218)
Capitalized refined products	(4,520,495)	-	-	-	-
Equity method for unrealized profits	(7,412)	-	-	-	(40,567,919)
Amortization of capitalized interest	(2,736,571)	-	-	-	-
Consolidated assets	2,046,516,439	607,501,974	213,977,836	131,630,251	1,999,814,138
Total liabilities:					
By segment	1,363,611,400	786,635,034	119,837,248	106,070,015	2,197,614,767
Unrealized gain due to production cost valuation of inventory	-	-	-	-	(2,102,134)
Consolidated liabilities	1,363,611,400	786,635,034	119,837,248	106,070,015	2,195,512,633

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	As of January 1, 2011				
	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Total assets:					
By segment	Ps.1,923,047,123	Ps.614,899,730	Ps.217,883,950	Ps.127,233,330	Ps.1,867,105,537
Unrealized intersegment sales	-	(1,173,638)	(74,220)	-	(4,785,455)
Unrealized gain due to production cost valuation of inventory	-	(38,838,025)	(1,054,556)	(1,493,814)	6,453,618
Capitalized refined products	3,577	-	-	-	7,142,806
Equity method for unrealized profits	(2,855,551)	-	-	-	-
Amortization of capitalized interest	1,920,195,149	574,888,067	216,755,174	125,739,516	1,875,916,506
Consolidated assets					
Total liabilities:	1,285,040,065	615,223,704	121,465,731	88,213,143	2,000,136,254
By segment	-	-	-	-	(1,409,962)
Unrealized gain due to production cost valuation of inventory	1,285,040,065	615,223,704	121,465,731	88,213,143	1,998,726,292

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 12—CONTINGENCIES

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2012 and 2011, PEMEX had accrued a reserve of Ps. 9,977,366 and Ps. 8,421,697, respectively for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final award. On April 13, 2012, the ICA notified the parties that CONPROCA had filed a claim seeking recognition of the general liability award issued on December 17, 2008. On April 30, 2012, the ICA denied CONPROCA's request to clarify the final award and notified the parties. On August 17, 2012, CONPROCA filed a motion against the resolution that denied their request to clarify the final award and included legal, tax and accounting experts' opinions. On September 21, 2012, Petróleos Mexicanos and Pemex-Refining filed a response to this claim including replies to the experts' opinion filed by CONPROCA. In September 2012, Petróleos Mexicanos and Pemex-Refining filed a claim in a Mexican federal court seeking that the arbitration award be declared null and void, which was denied. Petróleos Mexicanos and Pemex-Refining then filed an *amparo* against this resolution, which as of this date is still pending.

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court's account on December 30, 2010. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court's judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing was held on May 10, 2012. The parties will file their briefs related to the recognition of the judgment issued by the Mexican court. In addition, COMMISA requested a mediation procedure, in which the parties would be able to elect whether to participate or not. The Court stated that the request that the guarantee deposit be returned will be resolved in the final award. On September 5, 2012 and September 19, 2012, hearings were held before the District Court for the Southern District to review Pemex-Exploration and Production's execution of the guarantees granted in connection with the construction agreement. Under the sentence it was overturned on appeal and there was no longer reason to keep the warranty, the District Court ordered that the funds be returned to Pemex-Exploration and Production therefore issued in favor of Pemex-Exploration and Production four checks in the amount of U.S. $ 395.268 which amounts to the whole deposit plus accrued interest to date.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On August 1, 2012, the Third Regional Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. The Court also requested that the Tax Management Service provide missing documentation. As of the date of this report, the trial is in the evidentiary stage.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. On August 1, 2012, the Third Regional Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review this claim due to the amount involved, which was notified to the parties on September 25, 2012. The Court also requested that the Tax Management Service provide missing documentation. As of the date of this report, the trial is in the evidentiary stage.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage and a final resolution is still pending. In addition, in 2010, the plaintiffs filed an *amparo* (No. 2185/2010-II) before the *Juzgado Cuarto de Distrito* (Fourth District Court) in Tabasco, arguing that the *Ley de Obras Públicas y Servicios Relacionados con las Mismas* (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On March 22, 2012, the judge admitted a motion filed by the plaintiffs to review the resolution that denied this *amparo,* which is still pending. On April 14, 2011, in a concurrent administrative proceeding, Pemex-

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Metropolitan Regional Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. As of the date of this report, the trial is in the evidentiary stage and a final resolution is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction, which was denied on July 19, 2012 and declared to the parties on August 23, 2012. As of the date of this report, a final resolution is still pending.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction, which was denied. Other subsequent appeals were also denied. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts′ opinions. As of the date of this report, a final resolution is still pending.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimosegundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Subsequent appeals and *amparos* by Pemex-Exploration and Production were also denied. On September 28, 2012, Pemex-Exploration and Production requested

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

the commencement of the evidentiary stage. As of the date of this report, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 13—SUBSEQUENT EVENTS

From December 31, 2012 to February 22, 2013, the significant financing activities of PEMEX were as follows:

On January 22 2013, Petróleos Mexicanos increased the Medium-Term Notes Program, Series C, from U.S. $22,000,000 to U.S. $32,000,000.

On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.50% Bonds due 2023; the bonds were issued under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. This program is guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

From January 1 to February 22, 2013 PMI HBV borrowed U.S. $2,042,000 and repaid U.S$1,567,000 under its revolving credit line of U.S. $1,000,000.

On February 22, 2013, the Mexican peso-U.S. dollar exchange rate was Ps. 12.6694 per dollar, which represents a 2.7% appreciation in dollar terms as compared to the exchange rate as of December 31, 2012, which was Ps. 13.0101 per U.S. dollar.

On February 22, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $105.62 per barrel; this price decreased by approximately 0.3% as compared to the average price as of December 31, 2012, which was U.S. $105.96 per barrel.

PEMEX has valued and recognized 57,204,240 Repsol shares acquired through PMI HBV, as available for sale at December 31, 2012. The value of the shares of Repsol in the market has increased by approximately 1.3%, from € 15.335 per share at December 31, 2012 to € 15.535 per share at February 22, 2013. At the date of this report, the Issuer is in the process of evaluating its investment in Repsol, the events related to the separation of Repsol and YPF.

NOTE 14—EXPLANATION OF TRANSITION TO IFRS

As stated in Note 2(a), 2012 is the first year in which PEMEX has prepared its consolidated financial statements in accordance with IFRS. The accounting policies set out in Note 3 have been applied in preparing these consolidated financial statements as of December 31, 2012 and the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date).

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX's financial position, comprehensive income and cash flows, as well as explanations of variations in IFRS adjustments, are set out in the following tables and the notes thereto.

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1, PEMEX, in accordance with IFRS 1, chose the following exemptions and exceptions:

i) Optional Exemptions under IFRS

Exemption to use fair value as deemed cost

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the transition date to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, provided that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value certain of its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS or the Successful Efforts method in the case of wells as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exemption for borrowing costs

IFRS 1, allows entities to apply the transitional guidelines included in revised IAS 23 "Borrowing Costs", which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates," as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

ii) Mandatory exceptions under IFRS 1

Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity's former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

iii) Other policy changes

Early adoption of IAS 19 (revised) "Employee Benefits" ("IAS 19")

PEMEX chose the early adoption of IAS 19 (Revised), which eliminates the use of the "corridor method" to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of comprehensive income are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets for termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations.

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

Component identification

IAS 16 "Property, Plant and Equipment" ("IAS 16") requires the separate identification if components of an asset have different patterns of benefit. In these cases, depreciation is also calculated for each component, the transition date and PEMEX made the identification and component depreciation.

Recognition of the effects of inflation

Under IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"), the limit on an economy is hyperinflationary, in order to update certain items of financial statements for inflation, is reached when the accumulated inflation in last three years is approaching or exceeds 100%. Under Mexican FRS, this limit was 26% cumulative inflation over the past three years. With regard to equity and other equity accounts, PEMEX recognized the effects of inflation through December 31, 1997, when the Mexican economy was no longer considered as hyperinflationary. For other non-monetary items, and were not valued at fair value, the cost was kept under Mexican FRS.

Reconciliation from Mexican FRS to IFRS

The explanation about how transition from Mexican FRS to IFRS have affected the statement of financial position, statement of comprehensive income and statements of cash flow and the explanation of adjustments of IFRS, are stated in the next tables and correspondent notes.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of financial position at January 1, 2011 (transition date) from Mexican FRS to IFRS.

Ref		Mexican FRS As of December 31, 2010 (audited)	Adjustments and/or Reclassifications	IFRS As of January 1, 2011 (unaudited)
	Current assets:			
1	Cash and cash equivalents	Ps. 133,587,079	Ps. (2,390,724)	Ps. 131,196,355
	Accounts, notes receivables and others—Net	120,887,383	-	120,887,383
2	Inventories—Net	40,518,866	(1,250,995)	39,267,871
3	Other current assets	20,917,211	(1,359,390)	19,557,821
	Total current assets	315,910,539	(5,001,109)	310,909,430
1	Investments in shares of non-consolidated subsidiaries, associates and others	11,116,080	3,192,902	14,308,982
4	Wells, pipelines, properties, plant and equipment—Net	1,061,387,901	466,523,455	1,527,911,356
1,5,6,8	Intangible assets and deferred taxes—Net	6,782,060	8,729,696	15,511,756
	Total Assets	Ps. 1,395,196,580	Ps. 473,444,944	Ps. 1,868,641,524
	Current liabilities:			
	Current portion of long-term debt	Ps. 89,554,617	Ps. -	Ps. 89,554,617
	Suppliers	43,474,439	-	43,474,439
3	Accounts payable and other	21,658,672	2,153,617	23,812,289
	Taxes and duties payable	52,565,900	-	52,565,900
	Total current liabilities	207,253,628	2,153,617	209,407,245
	Long-term liabilities:			
6	Long-term debt	575,170,797	(380,329)	574,790,468
7	Reserve for employee benefits	661,365,065	120,663,973	782,029,038
6	Reserve for sundry creditors and other	55,493,441	(1,363,482)	54,129,959
8	Deferred taxes	7,215,760	21,324,754	28,540,514
	Total liabilities	1,506,498,691	142,398,533	1,648,897,224
	Equity:			
9	Certificates of Contribution "A"	96,957,993	(47,353,158)	49,604,835
9	Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	178,730,591
9	Legal reserve	987,535	(9,775)	977,760
9	Donation surplus	3,446,743	(28,415)	3,418,328
10	Accumulated other comprehensive (loss)	4,396,294	(4,628,672)	(232,378)
4,7,9,10	Accumulated (losses) earnings	(397,473,099)	384,718,263	(12,754,836)
	Total equity	(111,302,111)	331,046,411	219,744,300
	Total Liabilities and Equity	Ps. 1,395,196,580	Ps. 473,444,944	Ps. 1,868,641,524

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of financial position at December 31, 2011 (transition date) from Mexican FRS to IFRS.

Ref		Mexican FRS As of December 31, 2011 (audited)	Adjustments and/or Reclassifications	IFRS As of December 31, 2011 (unaudited)
	Current assets:			
1	Cash and cash equivalents	Ps. 117,100,111	Ps. (2,123,564)	Ps. 114,976,547
	Accounts, notes receivables and others—Net	154,658,669	-	154,658,669
2	Inventories—Net	44,152,462	909,813	45,062,275
3	Other current assets	16,903,030	(1,985,347)	14,917,683
	Available for sale investment securities	24,655,980	-	24,655,980
	Total current assets	357,470,252	(3,199,098)	354,271,154
	Investments in shares of non-consolidated subsidiaries, associates and others	12,913,364	2,756,237	15,669,601
1	Wells, pipelines, properties, plant and equipment—Net	1,152,505,680	439,729,519	1,592,235,199
4	Intangible assets and deferred taxes—Net	10,455,680	7,716,890	18,172,570
1,5,6,8	Total Assets	Ps. 1,533,344,976	Ps. 447,003,548	Ps. 1,980,348,524
	Current liabilities:			
	Current portion of long-term debt	Ps. 110,497,449	Ps. -	Ps. 110,497,449
	Suppliers	53,313,171	-	53,313,171
3	Accounts payable and other	23,888,823	(24,735)	23,864,088
	Taxes and duties payable	65,770,459	-	65,770,459
	Total current liabilities	253,469,902	(24,735)	253,445,167
	Long-term liabilities:			
6	Long-term debt	672,275,110	382,057	672,657,167
7	Reserve for employee benefits	731,016,999	112,444,604	843,461,603
6	Reserve for sundry creditors and other	64,284,261	(2,900,935)	61,383,326
8	Deferred taxes	6,217,833	19,721,814	25,939,647
	Total liabilities	1,727,264,105	129,622,805	1,856,886,910
	Equity:			
9	Certificates of Contribution "A"	96,957,993	(47,353,158)	49,604,835
9	Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	178,730,591
9	Legal reserve	987,535	(9,775)	977,760
9	Donation surplus	3,446,743	(28,415)	3,418,328
10	Accumulated other comprehensive (loss)	13,262,597	(30,154,970)	(16,892,373)
4,7,9,10	Accumulated (losses) earnings	(397,473,099)	384,718,264	(12,754,835)
	Total equity	(91,483,321)	11,860,629	(79,622,692)
	Total Liabilities and Equity	(193,919,129)	317,380,743	123,461,614
	Equity:	Ps. 1,533,344,976	Ps. 447,003,548	Ps. 1,980,348,524

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of comprehensive income for the three-month period ended December 31, 2011 from Mexican FRS to IFRS.

Ref		Mexican FRS For the three-month period ended December 31, 2011 (unaudited)	Adjustments and/or reclassifications	IFRS For the three-month period ended December 31, 2011
	Net sales	Ps. 420,282,826	Ps. -	Ps. 420,282,826
2,4,7	Cost of sales	220,395,926	(14,391,765)	206,004,161
	Gross income	199,886,900	14,391,765	214,278,665
	General expenses:			
5,7	Transportation and distribution expenses	7,118,849	(4,046,673)	3,072,176
7	Administrative expenses	15,448,563	16,991,337	32,439,900
	Total general expenses	22,567,412	12,944,664	35,512,076
4	Other revenues—Net	76,103,064	5,720,905	81,823,969
	Operating income	253,422,552	7,168,006	260,590,558
	Comprehensive financing result:			
3	Interest paid—Net	(10,585,068)	(51,294)	(10,636,362)
4	Exchange (loss) gain	(19,262,756)	(2,085,318)	(21,348,074)
		(29,847,824)	(2,136,612)	(31,984,436)
	Profit sharing in non-consolidated subsidiaries, associates and others	(1,841,886)	(14,354)	(1,856,240)
	Income before taxes and duties	221,732,842	5,017,040	226,749,882
	Hydrocarbon extraction duties and others	244,564,708	-	244,564,708
	Hydrocarbon income tax	(1,862,935)	-	(1,862,935)
8	Income tax	778,052	(1,067,746)	(289,694)
		243,479,825	(1,067,746)	242,412,079
	Net (loss) income for the period	Ps. (21,746,983)	Ps. 6,084,786	Ps. (15,662,197)

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

Ref		Mexican FRS For the year ended December 31, 2011 (audited)	Adjustments and/or reclassifications	IFRS For the year ended December 31, 2011
	Net sales	Ps. 1,558,428,922	Ps. -	Ps. 1,558,428,922
2,4,7	Cost of sales	780,625,539	(8,404,433)	772,221,106
	Gross income	777,803,383	8,404,433	786,207,816
	General expenses:			
	Transportation and distribution			
5,7	expenses	31,349,011	(6,659,244)	24,689,767
7	Administrative expenses	65,029,047	8,726,688	73,755,735
	Total general expenses	96,378,058	2,067,444	98,445,502
4	Other revenues—Net	195,544,884	5,348,129	200,893,013
	Operating income	876,970,209	11,685,118	888,655,327
	Comprehensive financing result:			
3	Interest paid—Net	(32,840,763)	(43,590)	(32,884,353)
4	Exchange (loss) gain	(58,800,623)	(1,342,630)	(60,143,253)
		(91,641,386)	(1,386,220)	(93,027,606)
	Profit sharing in non-consolidated subsidiaries, associates and others	(796,398)	(14,354)	(810,752)
	Income before taxes and duties	784,532,425	10,284,544	794,816,969
	Hydrocarbon extraction duties and others	871,686,746	-	871,686,746
	Hydrocarbon income tax	708,469	-	708,469
8	Income tax	3,620,531	(1,576,086)	2,044,445
		876,015,746	(1,576,086)	874,439,660
	Net (loss) income for the period	Ps. (91,483,321)	Ps. 11,860,630	Ps. (79,622,691)

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011.

1. **Cash and cash equivalents**

FRS C-1 "Cash and Cash Equivalents" requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, "Presentation of Financial Statements," restricted cash must be presented separately from "cash and cash equivalents" on the statement of financial position. PEMEX has therefore reclassified Ps. 2,390,724 and Ps. 2,123,564 as of January 1, 2011 and December 31, 2011, respectively, from "cash and cash equivalents" under Mexican FRS to "permanent investments in shares of non-consolidated subsidiaries, associates and others" under IFRS.

2. **Inventories**

Certain components of "wells, pipelines, properties, plants and equipment" (spare parts) were classified in the line item "inventories" under Mexican FRS. However; these components were classified as fixed assets in accordance with IAS 16 "Property, Plant and Equipment" ("IAS 16"). Accordingly, PEMEX reclassified Ps. 1,250,995, and Ps. 647,340 as of January 1, 2011, and December 31, 2011, respectively, from "inventories" under Mexican FRS to "wells, pipelines, properties, plants and equipment" under IFRS.

At December 31 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets resulted in an increase in inventories in the amount of Ps. 1,557,152, compared to a decrease in the cost of sales for the year, respectively.

3. **Derivative financial instruments**

The fair value was modified to include the counterparty risk in the valuation method, in accordance with IAS 39 "Financial Instruments Recognition and Measurement." The adjustment obtained as of January 1, 2011 resulted in a decrease in equity of Ps. 1,250,381, a decrease in other current assets of Ps. 1,359,390 and in a decrease in accounts payable and other of Ps. 95,560, thereby affecting accumulated losses.

At December 31, 2011, changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period resulted in decreases in other current assets of Ps. 1,985,347, and accounts payable and other of Ps. 78,350 and an increase in long-term debt of Ps. 4,435, which led to a net loss of Ps. 43,588 for the comprehensive financing result by changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

4. Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain wells, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 474,811,662 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment as of January 1, 2011, which was recognized against accumulated losses.

In addition, IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by each part. As of December 31, 2011, the net effect of the depreciation for the year resulted in a debit to cost of sales and operating expenses of Ps. 29,615,741.

As of December 31, 2011, some cash-generating units had improved economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 5,264,590 of impairment previously recognized in other revenues.

PEMEX reclassified costs of exploratory wells, not associated with any reserve, from the fixed assets to intangible assets until it is determined if they are subject to capitalization in accordance with IFRS 6, in the amount of Ps. 9,231,901 at January 1, 2011, and Ps. 9,552,703 at December 31, 2011.

During the second quarter of 2012, PEMEX modified its accounting policy regarding the selection of certain types of fixed assets for initial valuation at fair value in accordance with IFRS 1. As a result, PEMEX recognized a decrease of 3.0% and 2.84% in the total amount of fixed assets as of January 1, 2011 and December 31, 2011, respectively.

At December 31, 2011, in accordance with IAS 23 "Capitalization of Borrowing Costs," the effects of capitalization of comprehensive financing result previously recognized under Mexican FRS in the amount of Ps. 1,342,630, were eliminated against exchange losses.

5. Easements and rights of way

Certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses under Mexican FRS as of the transition date. However, under IFRS these easements and rights of way are identified as intangible assets. As a result, PEMEX recognized intangible assets as of January 1, 2011, in an amount of Ps. 1,197,380, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 307,302 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses in the amount of Ps. 890,078.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of December 31, 2011, the effect of rights of way was Ps. 1,146,954, comprised of (i) Ps. 291,749 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 855,205.

6. Long term debt

At December 31, 2011, under IFRS, PEMEX recognized an amortized cost effect of debt in the amount of Ps. 4,436.

PEMEX reclassified to long term debt the expenses related with the issue of debt and originally recorded in other assets to Ps. 1,743,813 as of January 1, 2011, and Ps. 1,804,872 as of December 31, 2011. Likewise, PEMEX reclassified liabilities related to issue of debt to Ps. 1,363,484 as of January 1, 2011, and Ps. 2,191,365 as of December 31, 2011.

7. Employee benefits

The decrease in equity for employee benefits of Ps.120,664,543, is as follows:

PEMEX chose the early adoption of IAS 19 (Revised) for employee benefits. As a result, unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 123,150,307 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,764 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,243,931, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 26,031,268 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,275,199.

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

8. Deferred taxes

As a result of the change in the book basis of assets, mainly for fixed assets from the transition to IFRS, as compared to the amount recognized previously under Mexican FRS, offset by an increase in deferred tax liabilities in the amount of Ps. 21,255,095. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

In accordance with IAS 12 "Accounting for taxes on Income," PEMEX eliminated the component of deferred employee profit sharing recognized previously under Mexican FRS, resulting in a Ps. 25,432 credit against accumulated losses on the initial statement of financial position under IFRS as of January. As a result of this change, PEMEX recognized a charge of Ps. 35,123 and a credit of Ps. 9,691 in comprehensive income at December 31, 2011.

9. Recognition of inflationary effects

PEMEX recognized inflation effects in respect of its Certificates of Contribution "A" and contributions of the Mexican Government prior to December 31, 1997, the date on which Mexican economy was no longer considered hyperinflationary. As a result inflation effects recognized after this date in the amount of Ps. 49,043,180 were reclassified to accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

10. Other comprehensive result

Foreign currency translation

In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the initial statement of financial position under IFRS. This adjustment did not impact the total value of equity.

Accumulated losses and comprehensive result

Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result as of January 1, 2011.

11. Cash Flow Statements

The IFRS adoption adjustments described above did not affect PEMEX's cash flows, as shown in the line item "cash and cash equivalents" in the statement of financial position.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	7,406,506
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	409,265
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,049,321	3,530,632
Instalaciones Inmobiliarias para Industrias, S.A.	Real estate services provider	185,629,955	100.00	185,630	1,424,308
Cia. Mexicana de Exploraciones, S.A. de C.V.	Geological exploration services	25,333,847	60.00	25,333	936,689
Otros		1	0.00	0	1,033,123
Estimación de Fluctuación en Inversiones		1	0.00	0	-194,260
TOTAL INVESTMENT IN ASSOCIATES				393,439,080	14,546,263

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							N/A	260,202	260,202	260,202	260,202	390,303
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	1.51							N/A	0	0	0	2,600,947	0
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	29/03/2014	3.93							N/A	98,787	31,586	0	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	29/03/2014	4.50							N/A	231,018	115,509	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	26/06/2017	0.52							N/A	306,120	306,120	306,120	306,120	153,060
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.51							N/A	382,650	382,650	382,650	0	0
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	1.28							N/A	630,904	630,904	630,904	630,904	1,577,260
CITIBANK N.A. (1) (8)	YES	30/09/2002	18/12/2013	0.59							N/A	93,413	0	0	0	0
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/06/2015	0.54							N/A	459,180	459,180	229,590	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	18/06/2014	0.79							N/A	256,376	26,785	0	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	1.21							N/A	177,618	177,618	177,618	177,618	710,473
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.54							N/A	185,859	92,929	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	0.92							N/A	260,202	260,202	260,202	260,202	1,432,028
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	26/01/2015	0.76							N/A	612,240	612,240	306,120	0	0
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	25/06/2015	0.77							N/A	535,710	535,710	267,855	0	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.81							N/A	520,404	520,404	520,404	520,404	2,081,616
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.79							N/A	612,240	612,240	612,240	612,240	306,120
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.71							N/A	520,404	260,202	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.56							N/A	612,240	306,120	0	0	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.79							N/A	306,120	306,120	306,120	306,120	153,060
CALYON NEW BRAYORK (1) (8)	YES	30/11/2006	27/02/2017	0.74							N/A	43,026	43,026	43,026	43,026	21,513
EXPORT DEVELOPMENT (1) (8)	YES	22/06/2012	18/07/2017	2.24							N/A	0	0	0	0	3,902,269
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.76							N/A	25,001	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.10							N/A	1,788	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	1.11							N/A	260,202	195,152	65,050	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.83							N/A	650,505	650,505	650,505	650,505	2,602,020
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							N/A	260,202	260,202	260,202	260,202	1,300,853
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							N/A	130,101	130,101	130,101	130,101	650,426
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							N/A	780,606	780,606	780,606	780,606	2,341,818
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							N/A	390,303	390,303	390,303	390,303	1,170,909
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							N/A	195,151	195,151	195,151	195,151	585,455
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							N/A	157,146	157,146	157,146	157,146	78,573

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2012**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY – TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY – TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							N/A	22,233	22,233	18,956	6,432	3,211
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.71							N/A	62,003	31,002	0	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.59							N/A	84,566	0	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	10/08/2004	18/12/2013	0.55							N/A	218,111	0	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	14/03/2003	10/12/2013	0.57							N/A	140,249	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.99							N/A	24,912	12,456	0	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.97							N/A	9,624	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	17/09/2014	0.88							N/A	36,899	36,899	0	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	1.35							N/A	137,266	137,266	137,266	137,266	480,432
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	1.09							N/A	44,167	22,084	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	1.08							N/A	34,172	0	0	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.74							N/A	46,495	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	1.04							N/A	126,287	75,240	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	07/11/2015	0.64							N/A	78,525	78,525	25,258	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	1.68							N/A	164,174	164,174	164,174	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.85							N/A	92,286	92,286	92,286	0	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	1.09							N/A	59,407	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.65							N/A	4,524	4,524	4,524	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.91							N/A	11,077	5,539	0	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	1.34							N/A	175,023	175,023	175,023	175,023	612,579
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	1.19							N/A	106,430	106,430	106,430	106,430	479,428
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.68							N/A	77,644	77,644	77,644	77,644	38,822
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.85							N/A	13,021	13,021	6,511	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.70							N/A	45,451	0	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	0.92							N/A	2,581	1,291	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.66							N/A	21,814	21,814	0	0	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	0.89							N/A	19,103	0	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	0.93							N/A	8,548	0	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.73							N/A	25,261	25,261	0	0	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	1.37							N/A	77,614	77,614	77,614	77,614	232,841
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.85							N/A	49,315	9,499	9,499	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.83							N/A	153,060	153,060	153,060	153,060	76,530
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.53							N/A	229,590	229,590	229,590	114,795	0
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.91							N/A	130,101	130,101	130,101	130,101	649,332
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.75							N/A	260,202	260,202	260,202	260,202	1,299,098

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.75							N/A	260,202	260,202	260,202	260,202	1,299,098
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.81							N/A	260,202	260,202	260,202	260,202	1,040,808
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.36							N/A	260,202	260,202	260,202	260,202	780,606
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.36							N/A	130,101	130,101	130,101	130,101	390,303
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.66							N/A	229,590	229,590	229,590	229,590	114,795
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.97							N/A	94,179	62,786	2,314	0	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	2.09							N/A	879,832	879,832	879,832	879,832	439,902
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	2.37							N/A	918,383	918,383	918,383	918,383	3,214,145
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.94							N/A	975,758	975,758	975,758	975,758	1,951,515
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.90							N/A	485,715	485,715	485,715	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							N/A	910	477	44	22	0
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	1.04							N/A	260,202	260,202	260,202	260,202	1,040,808
SOCIETE GENERALE (1) (8)	YES	09/12/2010	21/12/2020	0.80							N/A	260,202	260,202	260,202	260,202	1,040,808
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							N/A	322,016	322,016	322,016	322,016	161,008
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.85							N/A	224,812	224,812	224,812	224,812	112,406
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	1.17							N/A	93,627	93,627	93,627	93,627	46,814
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.77							N/A	306,120	153,060	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.69							N/A	459,180	459,180	459,180	0	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.77							N/A	459,180	459,180	229,590	0	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.56							N/A	146,103	0	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	1.09							N/A	1,301,010	520,404	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	1.28							N/A	289,113	0	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							N/A	110,236	110,236	110,236	110,236	55,118
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	244,818	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT	11/08/2009	17/07/2014	7.24	N/A	1,333,333	1,000,000	0	0	0						
NACIONAL FINANCIERA (6) (7)	NOT	21/12/2012	21/12/2022	6.55	N/A	0	0	0	0	1,998,641						
HSBC (6) (11)	NOT	22/12/2011	29/12/2016	5.40	N/A	0	1,166,667	1,166,667	1,155,793	0						
BBVA BANCOMER (6) (7)	NOT	28/12/2012	11/01/2013	5.05	N/A	2,600,000	0	0	0	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	2.57							N/A	130,101	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.70							N/A	17,888,888	0	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	1.72							N/A	0	0	0	26,020,200	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.90							N/A	0	3,157,165	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							N/A	43,018	45,345	47,798	50,384	257,207
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							N/A	43,046	44,772	46,550	48,173	276,453

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	39,094	40,493	41,862	43,410	236,415
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							N/A	43,648	45,258	46,879	48,451	264,218
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	43,723	45,289	46,819	48,550	264,423
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							N/A	38,986	40,474	41,933	43,419	236,463
MIZUHO (1) (7)	YES	31/12/2012	14/01/2013	1.46							N/A	650,505	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	19/12/2012	02/01/2013	1.52							N/A	3,512,727	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	21/12/2012	04/01/2013	1.52							N/A	3,642,828	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	24/12/2012	07/01/2013	1.52							N/A	1,170,909	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	27/12/2012	10/01/2013	1.52							N/A	845,657	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	31/12/2012	14/01/2013	1.53							N/A	2,536,970	0	0	0	0
HSBC (2) (8)	YES	07/09/2011	25/08/2014	6.61							N/A	2,061,682	2,061,682	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	6.61							N/A	1,740,987	1,740,987	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	6.61							N/A	778,856	778,856	0	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2012	0.00	N/A	14,759	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	128,295	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							N/A	356,115	328,722	328,722	328,722	1,862,758
COPFS (1) (8)	YES	01/02/2005	31/12/2016	1.50							N/A	11,660,387	4,438,306	1,840,478	398,810	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							N/A	83,828	90,703	98,141	106,190	207,214
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							N/A	73,101	79,096	85,583	92,601	180,697
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							N/A	82,872	89,703	97,098	105,102	236,909
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							N/A	82,872	89,703	97,098	105,102	236,909
TOTAL BANKS					0	3,948,092	2,166,667	1,166,667	1,155,793	1,998,641	0	69,398,241	31,104,412	17,781,422	42,144,865	39,277,829

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT	05/02/2010	03/02/2015	5.55	N/A	0	0	7,948,523	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	14/03/2011	08/03/2016	5.05	N/A	0	0	0	9,987,053	0						
BANCO INVEX, S.A. (6) (11)	NOT	27/09/2011	10/04/2017	5.08	N/A	0	0	0	0	6,992,319						
BANCO INVEX, S.A. (6) (11)	NOT	03/02/2010	12/05/2014	5.28	N/A	0	8,491,701	0	0	0						
BANCO INVEX, S.A. (6) (7)	NOT	01/12/2011	24/11/2021	7.65	N/A	0	0	0	0	20,713,760						
BANCO INVEX, S.A. (6) (7)	NOT	05/02/2010	27/01/2020	9.10	N/A	0	0	0	0	10,112,683						
BANCO INVEX, S.A. (7) (7)	NOT	26/11/2012	11/05/2028	3.02	N/A	0	0	0	0	3,508,585						
BANCO INVEX, S.A. (7) (7)	NOT	26/11/2012	23/11/2017	5.04	N/A	0	0	0	0	11,478,086						
BANCO INVEX, S.A. (7) (7)	NOT	27/09/2011	20/09/2021	3.55	N/A	0	0	0	0	3,178,155						
BANCO INVEX, S.A. (7) (7)	NOT	05/02/2010	27/01/2020	4.20	N/A	0	0	0	0	3,905,805						
SCOTIA INVERLAT (6) (11)	NOT	16/06/2006	05/06/2014	4.77	N/A	0	10,000,000	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT	11/02/2005	31/01/2013	5.11	N/A	12,487,400	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT	03/04/2009	28/03/2016	9.15	N/A	0	0	0	7,498,540	0						
SCOTIA INVERLAT (6) (7)	NOT	29/07/2005	16/07/2015	9.91	N/A	0	0	9,500,000	0	0						
SCOTIA INVERLAT (7) (13)	NOT	23/12/2004	05/12/2019	9.00	N/A	0	0	0	0	15,177,019						
INT DEV NO PAG	NOT		31/12/2012	0.00	N/A	1,568,099	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	12/03/2012	10/04/2019	2.50							N/A	0	0	0	0	4,264,960
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							N/A	0	7,122,574	0	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							N/A	0	0	0	0	3,431,537
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							N/A	0	0	0	0	17,066,703
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							N/A	0	0	0	0	17,196,800
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							N/A	0	0	0	0	4,521,000
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							N/A	0	0	0	0	7,341,929
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							N/A	5,285,025	0	0	0	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							N/A	3,171,015	0	0	0	0
DEUTSCHE BANK (8) (7)	YES	18/04/2012	26/04/2017	6.13							N/A	0	0	0	0	2,015,893
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							N/A	0	0	0	0	1,582,783
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							N/A	0	0	0	0	12,981,478
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							N/A	0	0	0	0	6,462,117
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							N/A	0	0	0	0	22,767,675
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							N/A	0	0	0	0	13,945,352
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							N/A	0	0	3,056,268	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							N/A	0	4,750,443	0	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							N/A	0	0	0	0	12,855,519
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							N/A	0	0	0	0	25,645,945
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.50							N/A	0	0	0	0	32,683,977
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							N/A	0	0	0	0	19,396,342
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							N/A	0	0	0	0	124,546
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2045	6.63							N/A	0	0	0	0	12,990,161
DEUTSCHE BANK (1) (7)	YES	19/06/2012	27/06/2044	5.50							N/A	0	0	0	0	36,951,435
DEUTSCHE BANK (1) (7)	YES	18/01/2012	24/01/2022	4.88							N/A	0	0	0	0	27,009,284
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							N/A	0	0	0	0	39,238,695
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							N/A	0	0	19,414,101	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							N/A	0	0	0	0	2,937,576
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							N/A	0	0	0	0	1,021,007
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							N/A	0	0	0	0	308,990
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							N/A	0	0	0	0	1,395,606
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							N/A	0	0	0	0	2,084,803
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							N/A	0	0	0	0	121,579
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							N/A	0	0	0	14,617,280	0
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							N/A	8,598,400	0	0	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							N/A	162,626	650,505	1,463,636	1,463,636	2,114,141
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.81							N/A	1,019,125	693,872	0	0	0
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	7,005,854	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	28/09/2020	1.07							N/A	0	0	0	0	9,644,800
CREDIT AGRICOLE CIB (1) (7)	YES	26/06/2012	20/12/2022	2.00							N/A	520,404	520,404	520,404	520,404	3,103,931
CREDIT AGRICOLE CIB (1) (7)	YES	28/06/2012	20/12/2022	1.95							N/A	520,404	520,404	520,404	520,404	3,102,469
CREDIT AGRICOLE CIB (1) (7)	YES	25/07/2012	20/12/2022	1.70							N/A	520,404	520,404	520,404	520,404	3,104,086
INT DEV NO PAG	NOT		31/12/2012	0.00							N/A	35,916	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	14,855,499	18,491,701	17,448,523	17,485,593	75,066,412	0	26,839,173	14,778,606	25,495,217	17,642,128	349,413,119

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
Otros Proveedores	NOT				N/A	61,513,451										
TOTAL SUPPLIERS					0	61,513,451					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
Otros Pasivos Circulantes	NOT				N/A	16,068,349	0	0	0	0						
Otros Pasivos no Circulantes	NOT				N/A	0	1,084,569,690	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	16,068,349	1,084,569,690	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					0	95,585,391	1,105,228,058	18,615,190	18,641,386	77,065,053	0	96,237,414	45,883,018	43,276,639	59,786,993	388,690,948

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.01010
(2) EUROS	EUR	17.19680
(3) JAPANESE YEN	JPY	0.15070
(4) SWISS FRANCS	CHF	14.24510
(5) STERLING POUND	GBP	21.14010
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.87462
(8) AUSTRALIAN DOLLAR	AUD	13.50450

TYPE OF RATE

(7) FIXED RATE

(8) LIBOR RATE

(9) FLOATING RATE

(10) DISCOUNT RATE

NOTES

TYPE OF RATE

(11) TIIE RATE

(12) CETES

(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	11,205,454	145,784,071	130,082	1,692,375	147,476,446
CURRENT	11,040,853	143,642,594	130,032	1,691,729	145,334,323
NON CURRENT	164,601	2,141,477	50	646	2,142,123
LIABILITIES POSITION	45,731,626	594,973,029	9,549,472	124,239,580	719,212,609
CURRENT	11,469,242	149,215,990	2,430,411	31,619,888	180,835,878
NON CURRENT	34,262,384	445,757,039	7,119,061	92,619,692	538,376,731
NET BALANCE	-34,526,172	-449,188,958	-9,419,390	-122,547,205	-571,736,163

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.01010
AUSTRALIAN DOLLAR		13.50450
JAPANESE YENS	JPY	0.150700
STERLING POUNDS	GBP	21.1401
EUROS	EUR	17.1968
SWEDISH CROWN		
SWISS FRANC	CHF	14.24510
CANADIAN DOLLAR		13.06890

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE RESPECTIVE PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETRÓLEUM PRODUCTS:	0	0	0		
FUEL OIL	214	103,190,051	100.00		CFE
DIESEL	401	193,707,581	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	286	64,423,518	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	715	326,183,385	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	88	42,483,825	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	59	36,326,853	100.00		ASA
OTHER REFINED PRODUCTS	78	16,418,928	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	1,213	6,562,604	78.00		
ETHANE DERIVATIVES (B)	1,192	16,987,563	41.00		
AROMATICS AND DERIVATIVES (C)	161	2,979,352	25.00		
PROPYLENES AND DERIVATIVES (D)	62	5,441,018	24.00		
OTHER PETROCHEMICALS (E)	1,548	4,244,037	0.00		
DRY GAS	3,402	51,249,545	0.00		(F)
REDUCTION DUE TO DEPLETION	0	-3,161,560	0		
SERVICES INCOME	0	7,176,286	0		
EXPORT INCOME					
CRUDE OIL(TBD)	1,256	618,104,687	0.00	(G)	(H)
REFINED PRODUCTS(TBD)	165	63,700,194	0		(I)
PETROCHEMICAL PRODUCTS (TT)	644	3,061,210	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
MARGINAL EFFECT OTC	0	87,832,964	0		
TOTAL	**11,484**	**1,646,912,041**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2012 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS THAT ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME

(THOUSAND PESOS)

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-DEC 2012): 76.2% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE 14.0% WAS DISTRIBUTED TO EUROPE, 3.0% TO THE REST OF THE AMERICAN CONTINENT AND 6.8% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FOURTH QUARTER OF 2012 WAS 3.20%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2012**

PETROLEOS MEXICANOS

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of Derivative Financial Instruments (DFIs), guide the development of hedging strategies and provide strategies for the formulation of risk limits.

Risk management regulatory framework of Petróleos Mexicanos and the subsidiary entities establishes that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with internal procedures.

Petróleos Mexicanos and the subsidiary entities have a policy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to their liabilities.

Finally, the PMI Group has implemented a regulatory framework in risk management, which consists of policies, guidelines, procedures and instructions that guarantee the application of essential risk controls, in accordance with industry best practices, such as the generation of periodic portfolio risk reports for decision makers and upper management. In addition, the PMI Group has its own risk management subcommittee which, among other activities, supervises the trading of DFIs.

Hydrocarbon Prices Risk

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, Pemex-Gas and Basic Petrochemical's domestic sales of LPG have been subject to price controls imposed by the Mexican Government. This price control scheme fixes the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps, given that propane is the primary component of LPG. During 2010 and 2011, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG.

During June 2012, Pemex-Gas and Basic Petrochemicals hedged the price of propane for approximately 50% of its imports volume for the period from July to December of 2012, through swaps contracts.

We reexamine our price risk exposure periodically in order to determine the optimal strategy to be implemented for a specific period of time.

PMI Trading, Ltd. periodically enters into DFIs to mitigate risk generated from the purchase and sale of refined products and natural gas liquids, decreasing the volatility of its income. PMI Trading, Ltd. policies establish upper limits of capital at risk for each portfolio, which are compared daily with their corresponding value-at-risk in order to carry out risk mitigation mechanisms if necessary.

PEMEX did not hedge the price risk associated with any of its crude oil production from 2007 to the fourth quarter of 2012.

Foreign Exchange Rate Risk

PEMEX's functional currency is the Mexican peso. Most of our debt is denominated in U.S. dollars or Mexican pesos. Although PEMEX seeks to issue debt either in U.S. dollars or Mexican pesos, this is not always achievable. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding or expose us to foreign exchange risk. For non-U.S. dollar and peso issuances, since 1991, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in units of investment (UDIs), which we swap into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than Mexican pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro (EUR), swiss franc (CHF), japanese yen (JPY), pound sterling (GBP) and australian dollar (AUD) versus US dollar, and UDIs versus Mexican peso (MXN).

Interest Rate Risk

Given the debt profile described above, we are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. The main exposure observed is to U.S. dollar LIBOR interest rate and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio. On occasion, to follow the strategy of offsetting expected inflows and outflows, we have entered into interest rate swaps.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk related to PEMEX's operations, mainly liabilities. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio.

Moreover, we have entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are re-priced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting PEMEX's exposure with its counterparties to a specific threshold amount. During 2010 and 2011, the specified thresholds were reached in seven and four cross-currency swaps used to hedge exposure to the euro and pound sterling, respectively and during 2012 the specified thresholds were reached in seven swaps. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark to market value to zero on the resetting date.

Instruments Entered Into For Trading Purposes

PEMEX retains a synthetic long position on 58,679,799 shares of Repsol, S.A., with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol, S.A. through its affiliate PMI Holding B.V. In order to protect that investment, PMI Holding B.V. entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. The DFIs expiring in 2012, corresponding to 19,068,080 shares, matured during August.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis and in accordance with International Financial Reporting Standards (IFRS). Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFI through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof, this model and variations are contained into specialized literature.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standard 7 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of December 31, 2012 and 2011, the net fair value of PEMEX's DFIs was Ps. 2,297,342 and Ps. 4,216,736, respectively. As of December 31, 2012 and 2011, PEMEX did not have any DFIs designated as cash flow hedges.

For the periods ended December 31, 2012 and 2011, PEMEX recognized a net loss of Ps. 6,257,648 and Ps. 1,419,183, respectively, in CFR with respect to DFIs treated as non-hedges.

As of December 31, 2012 and 2011, PEMEX analyzed several agreements relating to, among other things, services in connection with works projects, acquisitions and insurance commitments. Some of these agreements were entered into by PEMEX in foreign currencies; nevertheless in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

As of December 31, 2011, PEMEX recognized a loss of Ps. 277,042, in the CFR with respect to the embedded derivative generated in the Accelerated Share Purchase Transaction of Repsol's shares.

TABLE 1

Interest Rate and Currency Derivatives

(in thousands of pesos as of December 31, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Después	
Interest Rate Swaps	Hedging	7,500,000	TIIE 28d = 4.8475%	TIIE 28d = 4.8075%	(252,778)	(254,789)	7,500,000	0	0	0	0	0	0
Currency Swaps	Hedging	116,784,051	MXN = 13.0101 1/EUR = 1.31925 1/GBP = 1.6255 JPY = 86.745 UDI = 4.874624 CHF = 0.91542 AUD = 1.03945 Exchange rates against US dollar.	MXN = 12.8521 1/EUR = 1.28597 1/GBP = 1.6167 JPY = 77.955 UDI = 4.803824 CHF = 0.93976 AUD = 1.03783 Exchange rates against US dollar.	1,437,726	674,372	18,395,242	9,898,798	1,071,123	670,813	24,708,064	62,040,011	0
Currency Swaps with credit linked options	Hedging	16,520,896	1/EUR = 1.31925 JPY = 86.745 Exchange rates against US dollar.	1/EUR = 1.28597 JPY = 77.955 Exchange rates against US dollar.	1,678,896	1,562,649	0	0	0	13,380,888	0	3,140,008	0

TABLE 1

Equity Derivatives

(in shares, except as noted, as of December 31, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Después	
Equity Swaps	Trading	58,679,799	Repsol YPF = 15.335 Euro share price.	Repsol YPF = 15.09 Euro share price.	(2,030,668)	(693,486)	58,679,799	0	0	0	0	0	0

TABLE 1

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of December 31, 2012)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Después	
Long Swaps	Trading	7,705,710	3.60	2.51	(153,745)	(203,417)	7,167,360	279,150	145,200	114,000	0	0	0
Short Swaps	Trading	(7,707,711)	3.60	2.51	159,110	210,548	(7,169,361)	(279,150)	(145,200)	(114,000)	0	0	
European Call													
Long	Trading	5,390,890	3.60	2.51	13,979	19,152	3,214,976	1,671,714	317,400	178,800	8,000	0	
Short		(5,389,900)			(13,733)	(19,031)	(3,213,986)	(1,671,714)	(317,400)	(178,800)	(8,000)	0	

(1) Representative underlying asset value.

TABLE 1

Petroleum Products Derivatives

(in thousands of pesos as of December 31, 2012)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel) (2)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (3)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Después	
Futures	Hedging	(1.3)	113.4	140.4	(61,350)	(87,243)	(1.3)	0	0	0	0	0	N.A
Over The Counter Swaps	Hedging	(1.8)	94.5	99.3	24,073	30,551	(1.8)	0	0	0	0	0	N.A
Exchange Traded Swaps	Hedging	0.0	N.A.	99.3	0	19,412	0.0	0	0	0	0	0	0

(1) Net Position.

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps. 196,334,222.1708.

TABLE 1
Financial Derivative Instruments from Treasury
(in thousands of pesos as of December 31, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value (Libor 1 Month)		Fair Value		Year of expected maturity date						Collateral delivered (1)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Después	
Over The Counter Interest Rate Swaps	Hedging	902,745	LIBOR USD 1M = 0.2087%	LIBOR USD 1M = 0.21425%	(81,142)	(86,403)	(86,064)	(90,117)	(94,348)	(98,557)	(103,310)	(430,350)	0
Over The Counter FX Forwards[2]	Hedging	11,763,024	EUR/USD = 1.3218 MXN/USD = 13.0101	EUR/USD = 1.2924 MXN/USD = 12.8521	(41,795)	(225,260)	7,181,512	4,581,512	0	0	0	0	0
Over The Counter Equity Options and Dividend Swaps	Trading	38,136,160 shares	Repsol YPF = 15.335 Euro share price.	Repsol YPF = 15.09 Euro share price.	1,433,769	1,679,866	19,068,080 shares	19,068,080 shares	0	0	0	0	0

(1) The fair value of derivative financial instruments (DFI) traded in the over the counter market is associated to credit lines of counterparties with an excellent credit quality with whom PMI has established bilateral relations.

The information in these tables has been calculated using the exchange rates as of September 28, 2012 of Ps. 12.8521 = U.S. $1.00 and December 31, 2012 of Ps. 13.0101 = U.S. $1.00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 6, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.